SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                    FORM N-6
                                                  Registration Nos. 333-45343
                                                                    811-08625

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-6

   REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933   [ ]
      Pre-Effective Amendment No.                            [ ]
      Post-Effective Amendment No. 7                         [X]

                                     and/or

   REGISTRATION STATEMENT UNDER THE INVESTMENT ACT OF 1940   [ ]
      Amendment No. 2                                        [X]

         LIFE INSURANCE SEPARATE ACCOUNT OF USAA LIFE INSURANCE COMPANY
                       ---------------------------------
                           (Exact Name of Registrant)

                          USAA LIFE INSURANCE COMPANY
                       ---------------------------------
                              (Name of Depositor)

         9800 Fredericksburg Road, A-1-E
         San Antonio, Texas                                  78288-4501
         (Address of Depositor's Principal Executive Offices)(Zip Code)

         Depositor's Telephone Number: (210) 498-8000

Name and Address of Agent for              Please send copies of all
 Service:                                   communications to:
   Cynthia A. Toles, Esq.                     Diane E. Ambler, Esq.
   USAA Life Insurance Company                Kirkpatrick & Lockhart LLP
   9800 Fredericksburg Road, A-1-E            1800 Massachusetts Ave, NW
   San Antonio, Texas 78288-4501              Washington. D.C. 20036

It is proposed that this filing will become effective (check appropriate box)

[ ]   immediately upon filing pursuant to paragraph (b) of Rule 485
[ ]   on (date) pursuant to paragraph (b) of Rule 485
[ ]   60 days after filing pursuant to paragraph (a)(1) of Rule 485
[X]   on May 1, 2003 pursuant to paragraph (a)(1) of Rule 485

If appropriate, check the following box:

[ ] This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Title and Amount of Securities Being Registered:
   An Indefinite Amount of Interests in Life Insurance Separate Account of USAA Life Insurance Company Under Variable Universal Life Insurance Policies.

                    VARIABLE UNIVERSAL LIFE INSURANCE POLICY
                                   PROSPECTUS

                                  MAY 1, 2003

Offered by:   USAA LIFE INSURANCE COMPANY

              Telephone: Toll-Free 1-800-531-2923

This prospectus describes a Variable Universal Life Insurance Policy ("Policy") that we are offering, through our Life Insurance Separate Account, to individual members of the United Services Automobile Association ("USAA"), the parent company of the USAA Group of Companies, as well as to the general public.

The Policy offers:

o Life insurance protection guaranteed by USAA Life Insurance Company ("USAA Life") (See "Payment of Policy Benefits")
o   Flexible premium payments (See "Premium Payments")
o 18 investment options (See "Investment Options" and the Fund prospectuses for a description of the Funds)

    USAA LIFE INVESTMENT TRUST
    --------------------------
    USAA Life Growth and Income Fund
    USAA Life Aggressive Growth Fund
    USAA Life World Growth Fund
    USAA Life Diversified Assets Fund
    USAA Life Income Fund

    VANGUARD(R) VARIABLE INSURANCE FUND
    -----------------------------------
    Vanguard Diversified Value Portfolio
    Vanguard Equity Index Portfolio
    Vanguard Mid-Cap Index Portfolio
    Vanguard Small Company Growth Portfolio
    Vanguard International Portfolio
    Vanguard REIT Index Portfolio
    Vanguard High Yield Bond Portfolio
    Vanguard Money Market Portfolio

    FIDELITY(R)VARIABLE INSURANCE PRODUCTS
    --------------------------------------
    Fidelity VIP Contrafund(R) Portfolio, Initial Class
    Fidelity VIP Equity-Income Portfolio, Initial Class
    Fidelity VIPs Dynamic Capital Appreciation Portfolio, Initial Class

    SCUDDER VARIABLE SERIES I
    --------------------------
    Scudder VS I Capital Growth Portfolio, Class A Shares

    THE ALGER AMERICAN FUND
    -----------------------
    Alger American Growth Portfolio

    PLEASE READ THIS PROSPECTUS CAREFULLY AND KEEP IT FOR FUTURE REFERENCE. YOUR PROSPECTUS AND POLICY MAY REFLECT VARIATIONS REQUIRED BY THE LAWS OF YOUR STATE. DEFINED TERMS USED IN THIS PROSPECTUS APPEAR AT THE END OF THIS BOOKLET. FOR MORE INFORMATION, REQUEST A COPY OF THE STATEMENT OF ADDITIONAL INFORMATION ("SAI"), DATED MAY 1, 2003. THE TABLE OF CONTENTS OF THE SAI APPEARS ON PAGE 38 OF THIS PROSPECTUS.

    FREE COPIES OF THE PROSPECTUS, ANNUAL REPORT OR SEMI-ANNUAL REPORT FOR EACH OF THE FUNDS ARE AVAILABLE BY CALLING 1-800-531-2923.

    IMPORTANT NOTICES:

         o THE SECURITIES AND EXCHANGE COMMISSION ("SEC") HAS NOT APPROVED OR DISAPPROVED THE SECURITIES DESCRIBED IN THIS PROSPECTUS OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANYONE WHO TELLS YOU OTHERWISE IS COMMITTING A FEDERAL CRIME.
         o YOU MAY CANCEL THE POLICY WITHIN 10 DAYS AFTER RECEIVING IT, OR SUCH LONGER PERIOD AS THE LAWS OF YOUR STATE MAY REQUIRE.

NOT FDIC INSURED                 MAY LOSE VALUE                NO BANK GUARANTEE

                                  VUL Policy - 1

TABLE OF CONTENTS

POLICY SUMMARY...............................................................   4
   POLICY BENEFITS...........................................................   4
   ---------------
      TYPE OF LIFE INSURANCE.................................................   4
      PURCHASING A POLICY....................................................   4
      INSURANCE PROTECTION OFFERED BY THE POLICY.............................   4
      PERSONALIZED ILLUSTRATIONS.............................................   4
      FREE LOOK/RIGHT TO EXAMINE.............................................   4
      FLEXIBLE PREMIUM PAYMENTS..............................................   5
      INVESTMENT OPTIONS.....................................................   5
          Separate Account...................................................   5
          Investment Choices.................................................   5
          Transfers Among Investment Options.................................   5
      ALLOCATING CASH VALUE..................................................   5
      TRACKING CASH VALUE....................................................   5
      ACCESSING YOUR CASH VALUE..............................................   5
          Full Surrender.....................................................   6
          Partial Surrender..................................................   6
          Loan...............................................................   6
   POLICY RISKS..............................................................   6
   ------------
      CASH VALUE AND INVESTMENT EXPERIENCE...................................   6
      TRANSACTION RISKS......................................................   6
      RISKS OF INVESTMENT OPTIONS............................................   6
      LAPSE RISK.............................................................   6
      TAX RISKS..............................................................   7
   FEE TABLES................................................................   7
   ----------
      TRANSACTION FEES.......................................................   7
      PERIODIC CHARGES OTHER THAN FUND OPERATING EXPENSES....................   7
      OPTIONAL RIDER CHARGES.................................................   8
      TOTAL ANNUAL FUND OPERATING EXPENSES...................................   8
POLICY INFORMATION...........................................................  10
      WHO MAY PURCHASE A POLICY AND HOW TO PURCHASE A POLICY.................  10
      EFFECTIVE DATE.........................................................  10
      PREMIUM PAYMENTS.......................................................  10
          Methods of Payment.................................................  10
          Amount and Frequency of Payments...................................  10
          Premium Allocation.................................................  11
          Planned Periodic Premium Payments..................................  11
          Annual Target Premium Payment......................................  11
      INVESTMENT OPTIONS.....................................................  11
          Additions or Changes to Investment Options.........................  11
          Voting Privileges..................................................  12
      POLICY LAPSE AND REINSTATEMENT.........................................  19
          Lapse..............................................................  19
          Grace Period.......................................................  19
          Guaranteed Death Benefit...........................................  19
          Reinstatement......................................................  20
      CHARGES AND DEDUCTIONS.................................................  20
          Premium Charge.....................................................  20
          Monthly Deductions from Cash Value.................................  20

                                  VUL Policy - 2

          Separate Account Charges...........................................  21
          Transfer Charges...................................................  21
          Surrender Charges..................................................  21
          Other Charges......................................................  22
          Deduction of Charges...............................................  22
      DEATH BENEFIT..........................................................  22
          Changing Death Benefit Option......................................  22
          Changing Policy's Specified Amount.................................  23
      OPTIONAL INSURANCE BENEFITS............................................  23
      PAYMENT OF POLICY BENEFITS.............................................  24
          Benefits at Maturity...............................................  24
          Payment at Death...................................................  24
          Death Benefit Payment Options......................................  25
      CASH VALUE.............................................................  25
          Calculating Your Value in the Variable Fund Accounts...............  26
          Transfer of Value..................................................  26
      LOANS..................................................................  27
          Loan Collateral....................................................  27
          Loan Interest......................................................  27
          Repayment of Indebtedness..........................................  27
          Effect of Policy Loans.............................................  27
      SURRENDERS.............................................................  28
          Full Surrenders....................................................  28
          Partial Surrenders.................................................  28
      TELEPHONE TRANSACTIONS.................................................  28
      DOLLAR COST AVERAGING PROGRAM..........................................  28
      POSTPONEMENT OF PAYMENTS...............................................  29
MORE POLICY INFORMATION......................................................  29
      OWNERS AND BENEFICIARIES...............................................  29
          Owners.............................................................  29
          Beneficiaries......................................................  30
      CALCULATING YOUR COST OF INSURANCE.....................................  30
          Net Amount at Risk.................................................  30
          Net Amount at Risk-More Than One Rate Class........................  30
          Cost of Insurance Rates............................................  31
      MINIMUM AMOUNT INSURED.................................................  31
OTHER INFORMATION............................................................  31
      USAA LIFE..............................................................  31
      SEPARATE ACCOUNT.......................................................  32
      TAX MATTERS............................................................  32
          Taxation of Policy Proceeds........................................  32
          Taxation of USAA Life..............................................  35
      LEGAL PROCEEDINGS......................................................  35
      FINANCIAL STATEMENTS...................................................  35
DEFINITIONS..................................................................  36
STATEMENT OF ADDITIONAL INFORMATION..........................................  39

                                  VUL Policy 3

POLICY SUMMARY

This summary describes the Policy's benefits and risks. Please read the remainder of this Prospectus for further details. The glossary at the end of the Prospectus defines certain terms used in this Prospectus.

POLICY BENEFITS
----------------

TYPE OF LIFE INSURANCE
----------------------
The Policy is a flexible premium variable life insurance policy. "Flexible Premium" gives you the flexibility to vary the amount and frequency of your premium payments, within certain limits. The Policy is called "Variable" life insurance because your Cash Value, your cost of insurance charges, and your life insurance (death) benefits can vary according to your investment in one or more Variable Fund Accounts. Your investment experience in the Variable Fund Accounts may be positive or negative. THE POLICY HAS NO MINIMUM GUARANTEED
CASH VALUE, WHICH MEANS YOU BEAR THE ENTIRE INVESTMENT RISK THAT YOUR CASH VALUE COULD DECLINE TO ZERO.

PURCHASING A POLICY
-------------------
Call us at 1-800-531-2923. USAA's Life Insurance Company's licensed insurance representatives can help you complete an application and guide you through the "underwriting" process, which normally involves a medical exam.

    o We will issue you a Policy, provided you meet requirements for insurability.
    o The minimum amount of insurance available is $100,000 ($25,000 if the Insured is less than 18 years of age).
    o   We will not issue a Policy that insures a person older than age 80.
    o   We reserve the right to reject an application for any reason.
    o   Insurance coverage under your Policy begins on its Effective Date.

INSURANCE PROTECTION OFFERED BY THE POLICY
------------------------------------------
The Policy offers insurance protection as either a level death benefit option or an increasing death benefit option as shown below.

       OPTION A (LEVEL DEATH BENEFIT)      OPTION B (INCREASING DEATH BENEFIT)
       ------------------------------      -----------------------------------
       Death Benefit Greater of:           Death Benefit Greater of:
         o   Your Policy's Specified          o   Your Policy's Specified Amount
             Amount, or                            PLUS the Cash Value, or
         o   The Minimum Amount Insured       o   The Minimum Amount Insured

See "Death Benefit" for more detailed information. As long as the Policy remains in effect, under either option, the death benefit will never be less than the Policy's Specified Amount, less any Indebtedness and any due and unpaid Monthly Deductions.

In addition, you can add optional insurance death benefits to a Policy by rider (see "Other Policy Benefits - Optional Insurance Benefits").

PERSONALIZED ILLUSTRATIONS
--------------------------
Upon request and at no charge, we will provide a personalized illustration showing Insured's age, sex and rate class. If applicable and requested, an illustration for a Policy not affected by sex of the Insured will be provided. To receive a personalized illustration, please contact us at 1-800-531-4265.

"FREE LOOK"/RIGHT TO EXAMINE
----------------------------
You may cancel the Policy within 10 days after receiving it, or later, as required by law. Initial Net Premium Payments allocated to any of the Variable Fund Accounts will be invested in the Vanguard Money Market Portfolio Variable Fund Account during the 10-day "Free Look" period plus 5 calendar days. Should you elect to cancel the Policy, return it to us with your written request for cancellation and we will refund the greater of:

   o  your premium payments, or
   o  the value of the Variable Fund Accounts
as of the date of receipt of your request plus any premium charge, monthly deduction, and mortality and expense charge that we deducted.

FLEXIBLE PREMIUM PAYMENTS
-------------------------
Within certain limits, you have the flexibility to determine the amount and timing of your premium payments to reflect your changing financial conditions or objectives. We generally require a minimum initial premium to issue a Policy, but we do not impose a minimum on your subsequent premium payments. You must maintain sufficient Cash Value to keep your Policy in effect, which may require you to make additional unscheduled premium payments.

You can request a periodic premium schedule to suit your needs when applying for a Policy and we will bill you for these amounts, if you wish; however, you are not required to follow this schedule.

INVESTMENT OPTIONS
------------------

SEPARATE ACCOUNT
The Separate Account is a segregated asset account of USAA Life that supports the Policy's variable life insurance benefits. The Separate Account consists of 18 Variable Fund Accounts, each of which invests in a corresponding Fund.

INVESTMENT CHOICES
Through the Separate Account, you may invest in up to 18 Variable Fund Accounts, each of which invests exclusively in a corresponding Fund of
   o   the USAA Life Investment Trust ("Trust"),
   o   the Vanguard(R) Variable Insurance Fund ("Vanguard Fund"),
   o   the Fidelity(R) Variable Insurance Products ("Fidelity Funds"),
   o   the Scudder Variable Series I ("Scudder Series"), or
   o   the Alger American Fund ("Alger Fund").

TRANSFERS AMONG INVESTMENT OPTIONS
You may transfer value among the Variable Fund Accounts up to 18 times per Policy Year without charge. Transfers under the Dollar Cost Averaging Program are free and do not count against the limit.

   o Additional transfers in a Policy Year are subject to a $25 transfer charge.
   o   You may authorize transfers by telephone or by written notice.
   o Transfers must be at least $250, or the remaining value in the Variable Fund Account, if less.
   o We reserve the right at any time, without prior notice, to terminate, suspend or modify these transfer privileges.

ALLOCATING CASH VALUE
---------------------
   o Specify on your Policy application how much of your Net Premium Payment to apply to each Variable Fund Account.
   o After the Free Look Period, we will allocate your Net Premium Payments in accordance with these instructions until you direct otherwise.
   o   Change future allocations at any time by telephone or by written notice.
   o   Allocations can be as small as 1/10th of one percent.

TRACKING CASH VALUE
-------------------
We will mail you periodic reports regarding your Policy and the Separate Account. In addition, log on to USAA.COM or call the USAA TOUCHLINE(R) at 1-800-531-5433 to find information about:
   o   Policy details
   o   Variable Fund Account summaries
   o   Financial activity

You will need a USAA Member Number and USAA PIN to access USAA.COM or USAA TOUCHLINE(R) information. You can also use your Social Security Number to access USAA TOUCHLINE(R) information.

ACCESSING YOUR CASH VALUE
-------------------------
Access your Cash Value through full or partial surrenders or Policy loans.

                                  VUL Policy 5

FULL SURRENDER
At any time while your Policy is in force, you may request to surrender the Policy and receive the Policy's Cash Surrender Value. Cash Surrender Value is the Policy Cash Value less the Surrender Charge, if any, payable on full surrender of your Policy. A full surrender may have tax consequences. (See "Tax Matters") A full surrender terminates the Policy.

PARTIAL SURRENDER
At any time while your policy is in force, you may request to withdraw part of the Policy's Cash Value. An administrative charge equal to the lesser of $25 or 2% of the amount withdrawn will apply. Your Policy's remaining Cash Value, after a partial surrender, may not be less than an amount equal to the then current surrender charge for a full surrender. A partial surrender will reduce your death benefit. A partial surrender may have tax consequences. (See "Tax Matters")

LOAN
You may borrow from your Policy at any time after the first Policy Year. The Policy is used as security for the loan. The maximum loan amount is 85% of the Cash Value which would be available for a full surrender. We charge you interest, in advance, at a maximum annual interest rate of 6% (4.5% for preferred loans). Lower rates may be available. If loans are not repaid, they will reduce the Policy's death benefit. A loan may have tax consequences.
(See "Tax Matters")

POLICY RISKS
------------

The Policy is a long-term investment designed to provide significant life insurance benefits. You should consider the Policy in conjunction with other insurance you own. It may be to your advantage to replace existing insurance with the Policy. The Policy should be purchased only if you have the financial ability to keep it in force for a substantial period of time. You should not purchase the Policy if you intend to surrender all or part of the Policy Cash Value in the near future. THE POLICY IS DESIGNED TO MEET LONG-TERM FINANCIAL GOALS. IT IS NOT SUITABLE AS A SHORT-TERM INVESTMENT.

CASH VALUE AND INVESTMENT EXPERIENCE
------------------------------------
o Your Policy's Cash Value may change daily to reflect the investment experience of the Variable Fund Accounts.
o Your Policy's Cash Value also will reflect the amount and frequency of premium payments, partial surrenders of Cash Value, Policy loans and the charges and deductions connected with the Policy.
o Your Policy has no minimum guaranteed Cash Value, which means you bear the entire investment risk that your Cash Value could decline to zero
    (see "Cash Value").

TRANSACTION RISKS
-----------------
There are risks associated with surrenders, withdrawals, and loans. These risks arise from the charges associated with those transactions, as well as their effect on the Policy. You should consider the following carefully:

o A surrender charge applies for 10 Policy Years after the Policy Date. It is possible you will receive no net cash surrender value if you surrender your Policy in the first few Policy years.
o You should not purchase the Policy if you intend to surrender all or part of the policy account value in the near future.
o You should purchase the Policy only if you have the financial ability to keep it in force for a substantial period of time.

RISKS OF INVESTMENT OPTIONS
---------------------------
A COMPREHENSIVE DISCUSSION OF THE RISKS OF EACH FUND MAY BE FOUND IN EACH FUND'S PROSPECTUS. PLEASE REFER TO THE FUNDS' PROSPECTUSES FOR MORE INFORMATION.

LAPSE RISK
----------
If the Cash Value can no longer cover the Policy's Monthly Deduction and any loan interest due, the Policy will lapse and a grace period will begin, unless you have paid enough premiums to qualify for the Guaranteed Death Benefit (see "Guaranteed Death Benefit"). During the grace period, you must pay the necessary premium. If you do not pay the necessary premium before the grace period ends, the Policy will terminate without value, ending all insurance coverage, including any benefits provided by rider.

                                  VUL Policy 6

If partial surrenders, loans, and charges reduce the Cash Value to too low an amount and/or if the investment experience in your selected Variable Fund Accounts is unfavorable, there is a risk that the Policy could lapse.

After termination, you may reinstate the Policy within five years, subject to certain conditions.

TAX RISKS
---------
WE DO NOT INTEND THIS DISCUSSION TO BE TAX ADVICE. YOU SHOULD CONSULT WITH YOUR OWN TAX ADVISOR BEFORE PURCHASING A POLICY (SEE "TAX MATTERS").

This Policy is intended to meet the definition of a "life insurance contract" under federal tax law. The Policy's death benefit should be fully excludable from the Beneficiary's gross income if paid due to the death of the Insured. Any earnings on your investment in a Variable Fund Account should not be taxable to you while the Policy is in effect unless you receive a full or partial surrender of the Policy's Cash Value.

Federal tax law limits premium payments relative to your Policy's Specified Amount in order for the Policy to meet the definition of life insurance. If the premiums you pay exceed these limits, the Policy will be treated as a modified endowment contract ("MEC") and federal tax law may impose penalties on amounts you take out of your Policy, whether as withdrawals, surrenders, or loans. We monitor your premium payments to help assure that you do not exceed permitted amounts or inadvertently incur any tax penalties due to excess premium payments.

FEE TABLES
----------

The following tables describe the fees and charges that you will pay when buying, owning, and surrendering the Policy. The first table describes the fees and charges that you will pay at the time you buy the Policy, surrender the Policy, or transfer Cash Value between investment options.

--------------------------------------------------------------------------------------------------------------
                                              TRANSACTION FEES
--------------------------------------------------------------------------------------------------------------
CHARGE                             WHEN CHARGE IS DEDUCTED                   AMOUNT DEDUCTED
--------------------------------------------------------------------------------------------------------------
Maximum Charge Imposed on          Each premium payment until the            3% of premium paid
Premiums                           amount paid totals 10 Annual Target
                                   Premium Payments(1)
--------------------------------------------------------------------------------------------------------------
Maximum Deferred Sales Charge      On surrender of Policy                    Maximum of 50% of Annual Target
                                                                             Premium Payment(2)
--------------------------------------------------------------------------------------------------------------
Partial Surrender                  On partial surrender of Policy            Lesser of $25 or 2% of amount
                                                                             withdrawn
--------------------------------------------------------------------------------------------------------------
Transfer Fees                      Applied, after the 18th transfer in       $25 per transfer(3)
                                   each Policy Year, to each transfer.
--------------------------------------------------------------------------------------------------------------

    (1) An increase or decrease in the Policy's Specified Amount will result in a new Annual Target Premium Payment.
    (2)  Declines by 5% each Policy Year to 0% after the 10th Policy Year.
    (3) We reserve the right at any time, and without prior notice, to terminate, suspend or modify transfer privileges under the Policy.

The next table describes the fees and charges that you will pay periodically during the time that you own the Policy, not including Fund operating expenses.

---------------------------------------------------------------------------------------------------------------------------
                              PERIODIC CHARGES OTHER THAN FUND OPERATING EXPENSES
---------------------------------------------------------------------------------------------------------------------------
CHARGE                                         WHEN CHARGE IS DEDUCTED                          AMOUNT DEDUCTED
---------------------------------------------------------------------------------------------------------------------------
Cost of Insurance(4)                           Policy's Effective Date, and each Monthly
(per $1,000 of net amount at risk)             Anniversary thereafter
---------------------------------------------------------------------------------------------------------------------------
     o  Minimum and Maximum                                                                        $0.03 - $83.33 per
        Charge                                                                                  $1,000 of Net Amount at
                                                                                                          Risk
---------------------------------------------------------------------------------------------------------------------------
     o  Charge for 34 year old male in                                                           $.062 per $1,000 of Net
        preferred rate class in the                                                                   Amount at Risk
        first policy year
---------------------------------------------------------------------------------------------------------------------------

                                  VUL Policy 7

---------------------------------------------------------------------------------------------------------------------------
                              PERIODIC CHARGES OTHER THAN FUND OPERATING EXPENSES
---------------------------------------------------------------------------------------------------------------------------
CHARGE                                         WHEN CHARGE IS DEDUCTED                            AMOUNT DEDUCTED
---------------------------------------------------------------------------------------------------------------------------
Maintenance Charge                             Policy's Effective Date, and each Monthly                   $5
                                               Anniversary thereafter
---------------------------------------------------------------------------------------------------------------------------
Mortality and Expense Charge(5)                Daily                                              Annualized rate of .75%
                                                                                                  of average net assets of
                                                                                                    each Variable Fund
                                                                                                          Account
---------------------------------------------------------------------------------------------------------------------------
Administrative Charge                          Policy's Effective Date, and each Monthly                    $10
                                               Anniversary thereafter during the first
                                               Policy Year
---------------------------------------------------------------------------------------------------------------------------
Federal Income Tax Charge                                                                                  None(6)
---------------------------------------------------------------------------------------------------------------------------

    (4) The cost of insurance charge for an Insured depends on the age, sex, and rate class of the Insured. (See "Calculating Your Cost of Insurance.") The cost of insurance charge shown in the table may not be representative of the charge that a particular Policy owner will pay.
    (5) We deduct the Mortality and Expense Charge on a daily basis at an annual rate of .75% of the average net assets of each Variable Fund Account.
    (6) Currently, we make no charge for federal income taxes that may be attributable to the Separate Account. We may, however, make such a charge in the future, should it be necessary. We also may make charges for other taxes, if any, attributable to the Separate Account.

NOTE:  Riders offer additional benefits to go with your Policy. Not all riders
----   are available in all states.

---------------------------------------------------------------------------------------------------------------------------
                                                 OPTIONAL RIDER CHARGES
---------------------------------------------------------------------------------------------------------------------------
CHARGE                                         WHEN CHARGE IS DEDUCTED                            AMOUNT DEDUCTED
---------------------------------------------------------------------------------------------------------------------------
Accidental Death Benefit Rider                 Later of the Policy's Effective Date or the        $.07 per $1,000 coverage
                                               rider's effective date, and each Monthly
                                               Anniversary thereafter
---------------------------------------------------------------------------------------------------------------------------
Children Term Life Insurance Rider             Later of the Policy's Effective Date or the        $.50 per $1,000 coverage
                                               rider's effective date, and each Monthly
                                               Anniversary thereafter
---------------------------------------------------------------------------------------------------------------------------
Extended Maturity Date Rider                   Not applicable                                              None
---------------------------------------------------------------------------------------------------------------------------
Terminal Illness Rider                         Not applicable                                              None
---------------------------------------------------------------------------------------------------------------------------
Waiver of Monthly Deduction Rider              Later of the Policy's Effective Date or the        Depends on the age of the
                                               rider's effective date, and each Monthly                   insured
                                               Anniversary thereafter
---------------------------------------------------------------------------------------------------------------------------

The next table shows the minimum and maximum total operating expenses charged by the Funds that you will pay periodically during the time that you own the Policy. More detail concerning each Fund's fees and expenses is contained in the prospectus for each Fund.

---------------------------------------------------------------------------------------------------------------------------
TOTAL ANNUAL FUND OPERATING EXPENSES                                                   MINIMUM              MAXIMUM
---------------------------------------------------------------------------------------------------------------------------
(expenses that are deducted from Fund assets, including management fees                  .18%                 2.64%
and other expenses)
---------------------------------------------------------------------------------------------------------------------------
After Waiver and Reimbursement of Expenses(7)                                            .18%                 1.50%
---------------------------------------------------------------------------------------------------------------------------

    (7) Some of the Funds, including the Funds of the USAA Life Investment Trust, may be subject to expense reimbursement arrangements that have the effect of reducing expenses actually paid by those Funds. The table which follows sets forth the operating expenses of each Fund and includes information about any contractual expense reimbursement arrangements in place to reduce Fund expenses, including the periods for which the arrangements will continue.

The next table shows the operating expenses (before and after waiver or reimbursement) charged by each Fund for the fiscal year ended December 31, 2002.

                                  VUL Policy 8

-----------------------------------------------------------------------    -----------------------------------------
                                                                                                   TOTAL FUND
                                                            TOTAL FUND      OTHER EXPENSES         OPERATING
VARIABLE FUND                MANAGEMENT        OTHER        OPERATING           AFTER            EXPENSES AFTER
  ACCOUNT                       FEES          EXPENSES       EXPENSES        REIMBURSEMENT        REIMBURSEMENT
----------------------------------------------------------------------     -----------------------------------------
USAA LIFE
INVESTMENT
TRUST(8),(9)
-----------------------------------------------------------------------    -----------------------------------------
Growth and Income               .20              .26            .46               .26                  .46
-----------------------------------------------------------------------    -----------------------------------------
Aggressive Growth               .50              .68           1.18               .45                  .95
-----------------------------------------------------------------------    -----------------------------------------
World Growth                    .35             1.30           1.65               .60                  .95
-----------------------------------------------------------------------    -----------------------------------------
Diversified Assets              .20              .38            .58               .38                  .58
-----------------------------------------------------------------------    -----------------------------------------
Income                          .20              .51            .71               .45                  .65
-----------------------------------------------------------------------    -----------------------------------------
VANGUARD(R)
VARIABLE
INSURANCE FUND
-----------------------------------------------------------------------    -----------------------------------------
Diversified Value
Portfolio                       .46              .04            .50              N/A                   .50
-----------------------------------------------------------------------    -----------------------------------------
Equity Index
Portfolio                       .16              .02            .18              N/A                   .18
-----------------------------------------------------------------------    -----------------------------------------
Mid-Cap Index
Portfolio                       .24              .06            .30              N/A                   .30
-----------------------------------------------------------------------    -----------------------------------------
Small Company
Growth Portfolio                .54              .03            .57              N/A                   .57
-----------------------------------------------------------------------    -----------------------------------------
International
Portfolio                       .42              .11            .53              N/A                   .53
-----------------------------------------------------------------------    -----------------------------------------
REIT Index Portfolio            .34              .05            .39              N/A                   .39
-----------------------------------------------------------------------    -----------------------------------------
High Yield Bond
Portfolio                       .30              .03            .33              N/A                   .33
-----------------------------------------------------------------------    -----------------------------------------
Money Market
Portfolio                       .18              .03            .21              N/A                   .21
-----------------------------------------------------------------------    -----------------------------------------
FIDELITY(R)
VARIABLE
INSURANCE
PRODUCTS
-----------------------------------------------------------------------    -----------------------------------------
Contrafund(R)
Portfolio,
Initial Class                   .58              .10            .68              N/A                   N/A
-----------------------------------------------------------------------    -----------------------------------------
Equity-Income
Portfolio,
Initial Class                   .48              .09            .57              N/A                   N/A
-----------------------------------------------------------------------    -----------------------------------------
Dynamic Capital
Appreciation
Portfolio, Initial
Class(10)                       .58             2.06           2.64               .92                 1.50
-----------------------------------------------------------------------    -----------------------------------------

                                  VUL Policy 9

-----------------------------------------------------------------------    -----------------------------------------
                                                                                                   TOTAL FUND
                                                            TOTAL FUND      OTHER EXPENSES          OPERATING
VARIABLE FUND                MANAGEMENT        OTHER        OPERATING           AFTER             EXPENSES AFTER
  ACCOUNT                       FEES          EXPENSES       EXPENSES        REIMBURSEMENT         REIMBURSEMENT
----------------------------------------------------------------------     -----------------------------------------
SCUDDER
VARIABLE
SERIES I

Capital Growth
Portfolio,
Class A Shares                  .47             .04            .51               .04                   .51
----------------------------------------------------------------------     -----------------------------------------
ALGER
AMERICAN FUND
----------------------------------------------------------------------     -----------------------------------------
Growth Portfolio                .75             .10            .85               .10                   .85
----------------------------------------------------------------------     -----------------------------------------

----------------------------------------------------------------------     -----------------------------------------

    (8) Until at least May 1, 2004, USAA Life, out of its general account, must limit Fund expenses of the USAA Life Investment Trust Funds, excluding fee offset arrangements, and reimburse the Funds for all expenses in excess of, on an annual basis, .95% of the average net assets of the Aggressive Growth and World Growth Funds, .75% of the average net assets of the Diversified Assets Fund, .65% of the average net assets of the Income Fund, and .60% of the average net assets of the Growth & Income Fund.
    (9) A portion of the brokerage commissions that the funds pay may be reimbursed and used to reduce the funds' expenses. In addition, through fee offset arrangements with the funds' custodian, credits, if any, realized as a result of uninvested cash balances are used to reduce custodian expenses. Total fund operating expenses reflect total expenses excluding any custodian fee offset arrangement, which reduced the total expenses of the Aggressive Growth Fund, the World Growth Fund, and the Income Fund by .01%, and had no impact on the total expenses of the Growth and Income Fund and Diversified Assets Fund.
   (10) The Fund's manager has voluntarily agreed to reimburse the class to the extent that total operating expenses (excluding interest, taxes, certain securities lending costs, brokerage commissions, and extraordinary expenses) exceed 1.50%. This arrangement can be discontinued by the fund's manager at any time.

POLICY INFORMATION

WHO MAY PURCHASE A POLICY AND HOW TO PURCHASE A POLICY
------------------------------------------------------
o Complete an application and submit it, with your initial premium payment (if required), to our Home Office.
o You are required to provide us with satisfactory evidence of your insurability as part of the "underwriting" process.
o During the underwriting process, you will be asked to complete a medical examination in order to assign you to an underwriting class used to determine your cost of insurance charges.
o After completion of the underwriting process, we will notify you of our decision regarding your application.
o   We will not issue a Policy to insure a person older than age 80.

EFFECTIVE DATE
--------------
o If the first premium is submitted with the application, the Effective Date will ordinarily be the date the application is approved and the Policy is issued.
o Insurance coverage begins on the Policy's Effective Date which is shown on the Policy Information Page.
o   You must pay the first premium before the Policy becomes effective.

PREMIUM PAYMENTS
----------------

METHODS OF PAYMENT
o We accept premium payments by check or money order drawn on a U.S. bank in U.S. dollars and made payable to "USAA Life Insurance Company" or "USAA Life".
o We accept premium payments made by bank draft, wire, or exchange from another insurance company.
o   Premium payments must be sent directly to our Home Office.
o You may use our Automatic Payment Plan to have monthly premium payments automatically deducted from your bank account.

                                  VUL Policy 10

AMOUNT AND FREQUENCY OF PAYMENTS

o As long as you maintain sufficient Cash Value, you have flexibility to determine amount and frequency of premium payments.
o Initial Premium Payment - To issue a Policy, you are required to provide us with an initial premium payment equal to at least one full Planned Periodic Premium Payment specified in your Policy. (If you select the Automatic Payment Plan, your initial premium payment would equal 2 monthly payments under the Plan.)
o Minimum and Maximum Premium Payments - Except for the initial premium payment, we do not require any minimum premium. However, you must maintain enough Cash Value to cover policy charges or the Policy will lapse.
    In addition, for the Policy to qualify as a life insurance contract for federal tax purposes, the total amount of your premium payments may not exceed the maximum amount allowed by federal tax law, unless necessary to prevent lapse. If a premium payment would cause you to exceed that maximum amount, we will refund the excess premium payment to you. (See "Tax Matters.")

PREMIUM ALLOCATION
On your application, you must specify the allocation of Net Premium Payments to each selected Variable Fund Account. You can specify allocations in increments as small as 1/10th of one percent. The total amount of your allocations must equal 100%. During the application process, we will hold your initial premium payment in our general account (without interest). If a policy is not issued, we will return your premium.

Once your application is in good order, we will credit your initial net premium to the Policy as of the date the Policy is issued. There is a "Free Look" period during which we will allocate your initial Net Premium Payment and any subsequent Net Premium received during the "Free Look" period to the Vanguard Money Market Portfolio Variable Fund Account. The Net Premium will remain in the Vanguard Money Market Portfolio Variable Fund Account for the "Free Look" period plus five days. As of the end of the Valuation Preiod on the Valuation Date immediately following the end of that period, we will allocate the initial Net Premium Payment, together with any subsequent Net Premium Payments that have been made, plus any earnings, among the Variable Fund Accounts in the percentages directed on the application. We will allocate these amounts at the Accumulation Unit Value next computed on that date. (See "Calculating Your Value in the Variable Fund Accounts.") You may change your fund allocations at any time by telephone or by written notice. There are no charges or fees for changing your allocation instructions. The allocation change will become effective with the first premium payment we receive on or following the Date of Receipt of your request. (See "Transfer of Value")

PLANNED PERIODIC PREMIUM PAYMENTS
You may choose to make planned periodic premium payments. For convenience, we will also set up a schedule of premium payments and will send you premium notices at quarterly, semiannual or annual intervals. To facilitate planned periodic premium payments, we also will accept monthly premium payments through our Automatic Payment Plan. You are not obligated to follow the schedule of planned periodic premium payments, and failing to do so will not itself cause your Policy to lapse. Conversely, following the schedule will not guarantee that your Policy will remain in effect, unless you have made enough premium payments to qualify for the Guaranteed Death Benefit (see "Guaranteed Death Benefit").

ANNUAL TARGET PREMIUM PAYMENT
We will use the Annual Target Premium Payment specified in your Policy to determine whether we will deduct a premium charge from your premium payments or a surrender charge if you fully surrender. (See "Premium Charge" and "Surrender Charge" under "Charges and Deductions.") We also will use the Annual Target Premium Payment to determine whether the Guaranteed Death Benefit applies. (See "Guaranteed Death Benefit" under "Lapse and Reinstatement.") We determine the Annual Target Premium Payment actuarially based on the age, sex and rate class of the Insured, and the insurance benefits contained in the Policy.

INVESTMENT OPTIONS
------------------

Currently, you may invest in up to 18 Funds through the Separate Account. You can invest in a Fund by allocating Net Premium Payments to the corresponding Variable Fund Account. The Funds are managed by professional money managers as shown in the chart below that provides a brief description of each Fund. For more information, including a discussion of potential investment and other risks, please refer to the prospectuses for the Funds.

ADDITIONS OR CHANGES TO INVESTMENT OPTIONS
In the future, additional Funds may be made available as investment options through corresponding Variable Fund Accounts. For example, we may add Funds if we believe investment or marketing conditions warrant. We reserve the right, subject to compliance with applicable law, to change the Funds available as investment options. For

                                  VUL Policy 11
example, we may eliminate or merge one or more Funds or substitute the shares of a Fund for those of another fund. We may do so, in our sole discretion, if we determine further investment in any Fund would be inconsistent with the purposes of the Policies. We will give you written notice of the addition, elimination, merger, or substitution of any Fund to the extent required by law.

In the event of a substitution or other change, we may, by appropriate endorsement, make any changes in your Policy and any future policies as may be necessary or appropriate to reflect the substitution or change, operate the Separate Account as a management company, deregister it with the SEC in the event such registration is no longer required, or combine it with other USAA Life separate accounts.

VOTING PRIVILEGES
Based on our present view of the law, we will vote the shares of the Funds we hold directly or indirectly through the Separate Account in accordance with instructions received from Owners entitled to give such instructions. We will determine the persons entitled to give voting instructions and the number of shares a person has a right to instruct based on Variable Fund Account Values as of the record date of the meeting. We will vote shares attributable to Policies for which we have not received instructions, as well as shares attributable to us, in the same proportion as we vote shares for which we have received instructions, unless we determine, based on SEC rules or other authority, that we may vote such shares ourselves in our own discretion.

-----------------------------------------------------------------------------------------------------------------------------
INVESTMENT OBJECTIVE                     PRINCIPAL INVESTMENT
& INVESTMENT ADVISER                     STRATEGIES                                   INVESTOR PROFILE
-----------------------------------------------------------------------------------------------------------------------------
                                                 LARGE-CAP VALUE FUNDS
-----------------------------------------------------------------------------------------------------------------------------
FIDELITY VIP EQUITY-INCOME               o   Normally invests at least 80% of         May be appropriate for investors
PORTFOLIO INITIAL CLASS                      total assets in income-producing         who are willing to ride out stock
                                             equity securities, which tends to        market fluctuations in pursuit of
Objective:                                   lead to investments in large cap         potentially above-average long-term
----------                                   "value" stocks.                          returns. Designed for those who
Reasonable income. The Fund will         o   Potentially invests in other types       want some income from equity and
also consider the potential for capital      of equity securities and debt            bond securities, but also want to be
appreciation. The Fund's goal is to          securities, including lower-quality      invested in the stock market for its
achieve a yield which exceeds the            debt securities.                         long-term growth potential
composite yield on the securities        o   Invests in domestic and foreign
comprising the S&P 500(R) Index              issuers.
                                         o   Uses fundamental analysis of
Adviser:                                     each issuer's financial condition
--------                                     and industry position and market
Fidelity Management & Research               and economic conditions to select
Company                                      investments.
82 Devonshire Street
Boston, Massachusetts 02109
-----------------------------------------------------------------------------------------------------------------------------
USAA LIFE GROWTH & INCOME FUND           o   Invests primarily in equity              Designed for the investor seeking to
Objective:                                   securities that show the best            benefit from long-term growth of
----------                                   potential for total return through a     capital and return. Because the Fund
Primary:     Capital growth                  combination of capital                   emphasizes investments in common
Secondary:   Current income                  appreciation and income.                 stocks, its value will fluctuate based
                                         o   Investments in convertible               on market conditions.
Adviser:                                     securities is limited to 5% of           Consequently, the Fund should not
--------                                     assets. May invest in                    be relied upon for short-term
USAA Investment Management                   nonconvertible debt securities and       financial needs or short-term
Company                                      preferred stock.                         investment in the stock market.
9800 Fredericksburg Road                 o   While most of the Fund's assets
San Antonio, Texas 78288                     will be invested in U.S. securities,
                                             we may also invest up to 20% of
Subadviser:                                  the Fund's total assets in foreign
-----------                                  securities purchased in either
Wellington Management Co., LLP               foreign or U.S. markets. These
75 State Street                              foreign holdings may include
Boston, MA 02109                             securities issued in emerging
                                             markets as well as securities
                                             issued in established markets.
-----------------------------------------------------------------------------------------------------------------------------

                                  VUL Policy 12

-----------------------------------------------------------------------------------------------------------------------------
INVESTMENT OBJECTIVE                     PRINCIPAL INVESTMENT
& INVESTMENT ADVISER                     STRATEGIES                                   INVESTOR PROFILE
-----------------------------------------------------------------------------------------------------------------------------
                                                 LARGE-CAP GROWTH FUNDS
-----------------------------------------------------------------------------------------------------------------------------
VANGUARD DIVERSIFIED VALUE               o   Invests primarily in common              May be suitable investment for you
PORTFOLIO                                    stocks of large and medium-size          if: (1) you wish to add a stock fund
Objective:                                   companies whose stocks are               to your existing holdings, which
----------                                   considered by the adviser to be          could include other stock
Long-term growth of capital and a            undervalued and out of favor with        investments as well as bond and
moderate level of dividend income            investors. Such "value" stocks           money market investments; (2) you
                                             typically have above-average             want a stock fund employing a value
Adviser:                                     dividend yields and/or below-            approach in seeking long-term
-------                                      average prices in relation to such       growth in capital as well as
Barrow, Hanley, Mewhinney &                  financial measures as earnings,          moderate level of dividend income.
Strauss, Inc.                                book value, and cash flow.
One McKinney Plaza
3232 McKinney Ave, 15th Floor
Dallas, Texas 75204
-----------------------------------------------------------------------------------------------------------------------------
ALGER AMERICAN GROWTH PORTFOLIO          o   Invests primarily in equity              May be appropriate for investors
Objective:                                   securities, such as common or            seeking long-term capital
----------                                   preferred stocks, which are listed       appreciation.
Long-term capital appreciation               on U.S. exchanges or in the over-
                                             the-counter market.
Adviser:                                 o   The Portfolio invests primarily in
--------                                     "growth" stocks.
Fred Alger Management, Inc.              o   Under normal circumstances, the
30 Montgomery Street                         Portfolio invests primarily in the
Jersey City, New Jersey 07302                equity securities of large
                                             companies with a market
                                             capitalization of $1 billion or
                                             greater.
-----------------------------------------------------------------------------------------------------------------------------
FIDELITY VIP CONTRAFUND(R)               o   Normally invests primarily in            May be appropriate for investors
PORTFOLIO, INITIAL CLASS                     common stocks                            who are willing to ride out stock
Objective:                               o   Invests in securities of companies       market fluctuations in pursuit of
----------                                   whose value it believes is not           potentially above-average long-term
Long-term capital appreciation               fully recognized by the public.          returns.
                                         o   Invests in domestic and foreign
Adviser:                                     issuers.
--------                                 o   Invests in either "growth" stocks
Fidelity Management & Research               or "value" stocks or both.
Company                                  o   Uses fundamental analysis of
82 Devonshire Street                         each issuer's financial condition
Boston, Massachusetts 02109                  and industry position and market
                                             and economic conditions to select
                                             investments.
-----------------------------------------------------------------------------------------------------------------------------
                                                 LARGE-CAP BLEND FUNDS
-----------------------------------------------------------------------------------------------------------------------------
SCUDDER VS I CAPITAL GROWTH              o   Invests at least 65% of total assets     May be appropriate for investors
PORTFOLIO, CLASS A SHARES                    in common stocks of U.S.                 seeking long-term growth.
Objective:                                   companies.
----------                               o   Although the Portfolio can invest
Maximize long-term capital growth            in companies of any size, it
through a broad and flexible                 generally focuses on established
investment program.                          companies that are similar in size
                                             to the companies in the S&P 500
Adviser:                                     Index. The Portfolio intends to
--------                                     invest primarily in companies
Deutsche Investment Management               whose market capitalizations fall
Americas, Inc.                               within the normal range of the
345 Park Avenue                              Index.
New York, New York
-----------------------------------------------------------------------------------------------------------------------------

                                  VUL Policy 13

-----------------------------------------------------------------------------------------------------------------------------
INVESTMENT OBJECTIVE                     PRINCIPAL INVESTMENT
& INVESTMENT ADVISER                     STRATEGIES                                   INVESTOR PROFILE
-----------------------------------------------------------------------------------------------------------------------------
                                                 LARGE-CAP BLEND FUNDS
-----------------------------------------------------------------------------------------------------------------------------
VANGUARD EQUITY INDEX PORTFOLIO          o   Employs a "passively" managed-           May be a suitable investment for
Objective:                                   or index-approach, by holding all        you if: (1) you wish to add a low-
----------                                   of the stocks in the Standard &          cost, large-capitalization stock index
Long-term growth of capital and              Poor's 500 Composite Stock               fund to your existing holdings,
income by attempting to match the            Price Index in roughly the same          which could include other stock
performance of a broad-based                 proportion to their weighting in         investments as well as bond and
market index of stocks of large U.S.         the index.                               money market investments; (2) you
companies.                               o   Stocks represented in the Index,         want the potential for long-term
                                             and thus the Portfolio's holding,        capital appreciation, with a moderate
Adviser:                                     are weighted according to each           level of dividend income.
--------                                     stock's market capitalization
The Vanguard Group                           (shares outstanding x share price).
P.O. Box 2600                                For example, if a specific stock
Valley Forge, Pennsylvania 19482             represented 2% of the S&P 500
                                             Index, the Portfolio would invest
                                             2% of its assets in that company.
-----------------------------------------------------------------------------------------------------------------------------
VANGUARD MID-CAP INDEX PORTFOLIO         o   Employs a "passively" managed-           May be a suitable investment for
Objective:                                   or index-approach by holding the         you if: (1) you wish to add a low-
----------                                   stocks in the Standard & Poor's          cost, mid-capitalization stock index
Long-term growth of capital by               MidCap 400 Index in roughly the          fund to your existing holdings,
attempting to match the performance          same proportion to their                 which could include other stock
of a broad-based market index of             weighting in the Index.                  investments as well as bond and
stocks of medium-size U.S.               o   Stocks represented in the Index,         money market investments; (2) you
companies.                                   and thus the Portfolio's holdings,       want the potential for long-term
                                             are weighted according to each           capital appreciation.
Adviser:                                     stock's market capitalization. For
--------                                     example, if a specific stock
The Vanguard Group                           represented 5% of the S&P
P.O. Box 2600                                MidCap 400 Index, the Portfolio
Valley Forge, Pennsylvania 19482             would invest 5% of its assets in
                                             that company.
-----------------------------------------------------------------------------------------------------------------------------
                                                 MID-CAP GROWTH FUNDS
-----------------------------------------------------------------------------------------------------------------------------
FIDELITY VIP DYNAMIC CAPITAL             o   Normally invests primarily in            May be appropriate for investors
APPRECIATION PORTFOLIO, INITIAL              common stocks.                           seeking broad exposure to the
CLASS                                    o   Invests in domestic and foreign          domestic equity market without
Objective:                                   issuers.                                 investment style restrictions.
----------                               o   Invests in either "growth" stocks
Capital appreciation                         or "value" stocks or both
                                         o   Uses fundamental analysis of
Adviser:                                     each issuer's financial condition
--------                                     and industry position and market
Fidelity Management & Research               and economic conditions to select
Company                                      investments.
82 Devonshire Street
Boston, Massachusetts 02109
-----------------------------------------------------------------------------------------------------------------------------

                                  VUL Policy 14

-----------------------------------------------------------------------------------------------------------------------------
INVESTMENT OBJECTIVE                     PRINCIPAL INVESTMENT
& INVESTMENT ADVISER                     STRATEGIES                                   INVESTOR PROFILE
-----------------------------------------------------------------------------------------------------------------------------
                                                 MID-CAP GROWTH FUNDS
-----------------------------------------------------------------------------------------------------------------------------
USAA LIFE AGGRESSIVE GROWTH FUND         o   Invests primarily in equity              Designed for the investor seeking to
Objective:                                   securities of large companies that       benefit from long-term growth of
---------                                    are selected for their attractive        capital. Generally, this Fund is
Appreciation of capital                      growth potential. These                  expected to have a greater potential
                                             investments will tend to consist         for long-term capital appreciation
Adviser:                                     primarily of a diversified               than growth and income funds, but is
--------                                     portfolio of stocks of large             also significantly more volatile.
USAA Investment Management Company           companies selected for their
9800 Fredericksburg Road                     growth potential. The term
San Antonio, Texas 78288                     "equity securities" is used to
                                             include common stocks,
Subadviser:                                  convertible securities, and
-----------                                  securities that carry the right to
Marsico Capital Management, LLC              buy common stock.
1200 17th Street, Suite 1300             o   While most of the Fund's assets
Denver, CO 80202                             will be invested in U.S. securities,
                                             we may also invest up to 20% of
                                             the Fund's total assets in foreign
                                             securities purchased in either
                                             foreign or U.S. markets.
-----------------------------------------------------------------------------------------------------------------------------
VANGUARD SMALL COMPANY                   o   Invest mainly in the stocks of           May be suitable investment for you
GROWTH PORTFOLIO                             smaller companies (which, at the         if: (1) you wish to add a small-
Objective:                                   time of purchase, typically have a       capitalization growth stock fund to
----------                                   market value of less than $1-$2          your existing holdings, which could
Long-term growth of capital                  billion). These companies are            include other stock investments as
                                             considered by the Portfolio's            well as bond and money market
Advisers:                                    advisers to have above-average           investments; (2) you are seeking
---------                                    prospects for growth, but often          growth of capital over the long-term
Granahan Investment Management,              provide little or no dividend            at least five years; (3) you are not
Inc.                                         income.                                  looking for dividend income; (4) you
275 Wyman Street                                                                      are willing to assume the above-
Waltham, Massachusetts 02154                                                          average risk associated with
                                                                                      investing in small cap growth stocks.
Grantham, Mayo, Van Otterloo &
Co. LLC
40 Rowes Wharf
Boston, Massachusetts 02110
-----------------------------------------------------------------------------------------------------------------------------

                                  VUL Policy 15

-----------------------------------------------------------------------------------------------------------------------------
INVESTMENT OBJECTIVE                     PRINCIPAL INVESTMENT
& INVESTMENT ADVISER                     STRATEGIES                                   INVESTOR PROFILE
-----------------------------------------------------------------------------------------------------------------------------
                                                 DOMESTIC HYBRID FUND
-----------------------------------------------------------------------------------------------------------------------------
USAA LIFE DIVERSIFIED ASSETS FUND        o   Invests in a diversified program         Designed for the investor seeking
Objective:                                   within one mutual fund by                the benefits of both long-term capital
----------                                   allocating the Fund's assets,            appreciation and current return.
Long-term capital growth, consistent         under normal market conditions,          Generally, the Fund is expected to
with preservation of capital and             in approximately 60% equity              have less exposure to equity
balanced by current income.                  securities (selected for their           securities than growth funds.
                                             potential return) and
Adviser:                                     approximately 40% in debt
--------                                     securities of varying maturities.
USAA Investment Management Company       o   The equity securities will consist
9800 Fredericksburg Road                     significantly of domestic common
San Antonio, Texas 78288                     stocks and, to a much lesser
                                             extent, may include shares of real
                                             estate investments trust (REITs).
                                         o   The fixed income component will
                                             be made up of the same types of
                                             debt securities in which the
                                             USAA Life Income Fund may
                                             invest. The Fund may also invest
                                             in municipal lease obligations.
                                         o   While most of the Fund's assets
                                             will be invested in U.S. securities,
                                             we may also invest up to 20% of
                                             the Fund's total assets in foreign
                                             or U.S. markets. These foreign
                                             holdings may include securities
                                             issued in emerging markets as
                                             well as securities issued in
                                             established markets.
-----------------------------------------------------------------------------------------------------------------------------
                                                    WORLD STOCK FUND
-----------------------------------------------------------------------------------------------------------------------------
USAA LIFE WORLD GROWTH FUND              o   Invests primarily in equity              Designed for the investor seeking to
Objective:                                   securities of both foreign and           diversify by investing in securities of
----------                                   domestic issuers.                        both domestic and foreign issuers
Long-term capital appreciation           o   May not invest more than 25% of          and who is prepared to bear the risks
                                             assets in one industry.                  of such investments. Because of the
Adviser:                                 o   Under normal market conditions,          Fund's emphasis on equity securities
--------                                     the Fund's investments will be           and securities of foreign issuers, the
USAA Investment Management                   diversified in at least three            Fund should not be relied upon as a
Company                                      countries, one of which is the           balanced investment program.
9800 Fredericksburg Road                     United States.
San Antonio, Texas 78288

Subadviser:
-----------
MFS Investment Management
500 Boylston Street
Boston, MA 02116
-----------------------------------------------------------------------------------------------------------------------------

                                  VUL Policy 16

-----------------------------------------------------------------------------------------------------------------------------
INVESTMENT OBJECTIVE                     PRINCIPAL INVESTMENT
& INVESTMENT ADVISER                     STRATEGIES                                   INVESTOR PROFILE
-----------------------------------------------------------------------------------------------------------------------------
                                                 FOREIGN STOCK FUND
-----------------------------------------------------------------------------------------------------------------------------
VANGUARD INTERNATIONAL PORTFOLIO         o   Invests in the stocks of seasoned        May be suitable investment for you
Objective:                                   companies located outside of the         if: (1) you wish to add an
----------                                   United States.                           international stock fund to your
Long-term growth of capital              o   In selecting stocks, Schroder            existing holdings, which could
                                             evaluates foreign markets around         include other stock investments as
Adviser 1:                                   the world. Within markets                well as bond and money market
----------                                   regarded as having favorable             investments; (2) you are seeking
Schroder Investment Management               investment climates, Schroder            growth of capital over the long-term
North America, Inc.                          selects companies with above-            at least five years; (3) you are not
875 3rd Avenue, New York, NY 10022           average growth potential whose           looking for income; (4) you are
                                             stocks sell at reasonable prices.        willing to assume the additional
Sub-Adviser:                             o   Baillie Gifford uses a                   risks (including currency and
Schroder Investment Management               fundamental approach to identify         country risk) associated with
North America, Limited                       quality growth companies and             international stocks.
31 Gresham Street                            considers sustainable earnings
London EC2V 7QA, England                     and free cash flow growth to be
                                             critical factors in evaluating a
Adviser 2:                                   company's prospects. Companies
Baillie Gifford Overseas Ltd                 are screened first for quality and
1 Rutland Court, Edinburgh, EH3              then for value. Baillie Gifford
8EY, Scotland                                looks for companies with
                                             attractive industry backgrounds,
                                             strong competitive positions
                                             within those industries, high
                                             quality earnings and a positive
                                             approach towards shareholders.
                                             The main fundamental factors
                                             considered when analyzing
                                             companies in this bottom-up
                                             analysis are: earnings growth,
                                             cash flow growth, profitability,
                                             debt and interest coverage, and
                                             valuation.
-----------------------------------------------------------------------------------------------------------------------------
                                                   LONG-TERM BOND FUND
-----------------------------------------------------------------------------------------------------------------------------
USAA LIFE INCOME FUND                    o   Invests primarily in U.S. dollar-        Designed primarily for the investor
Objective:                                   denominated debt and income-             seeking to benefit from returns
----------                                   producing securities that have           higher than those available in a
Maximum current income without               been selected for their high yields      money market fund. An investor in
undue risk to principal.                     relative to the risk involved.           this Fund should also be willing to
                                         o   Debt securities must be                  accept principal fluctuations. The
Adviser:                                     investment-grade at the time of          Fund should not be relied upon as a
--------                                     purchase.                                balanced investment program.
USAA Investment Management
Company
9800 Fredericksburg Road
San Antonio, Texas 78288
-----------------------------------------------------------------------------------------------------------------------------

                                  VUL Policy 17

-----------------------------------------------------------------------------------------------------------------------------
INVESTMENT OBJECTIVE                     PRINCIPAL INVESTMENT
& INVESTMENT ADVISER                     STRATEGIES                                   INVESTOR PROFILE
-----------------------------------------------------------------------------------------------------------------------------
                                                  HIGH YIELD BOND FUND
-----------------------------------------------------------------------------------------------------------------------------
VANGUARD HIGH YIELD BOND PORTFOLIO       o   Invests primarily in a diversified       May be a suitable investment for
Objective:                                   group of high-yielding, higher-          you if: (1) you are seeking a high
----------                                   risk corporate bonds with                level of income and are willing to
High level of income                         medium-and lower-range credit-           take substantial risks in pursuit of
                                             quality ratings, commonly known          higher returns; (2) you have a long-
Adviser:                                     as "junk bonds".                         term investment horizon-more than
--------                                 o   The Portfolio emphasizes higher          five years.
Wellington Management Company,               grades of credit quality within the
LLP                                          high-yield bond universe. The
75 State Street                              Portfolio invests at least 80% of
Boston, Massachusetts 02109                  its assets in corporate bonds that
                                             are rated below Baa by Moody's
                                             Investors Service, Inc. or below
                                             BBB by Standard & Poor's
                                             Corporation.
                                         o   The Portfolio may not invest
                                             more than 20% of its assets in any
                                             of the following taken as a whole:
                                             securities with credit ratings
                                             lower than B or that are unrated,
                                             convertible securities, and
                                             preferred stocks.
                                         o   The adviser may consider a
                                             security's potential for capital
                                             appreciation only when it is
                                             consistent with the objective of
                                             high and sustainable current
                                             income.
-----------------------------------------------------------------------------------------------------------------------------
                                             SPECIALTY-REAL ESTATE FUND
-----------------------------------------------------------------------------------------------------------------------------
VANGUARD REIT INDEX PORTFOLIO            o   Invests in the stocks of real estate     May be a suitable investment for
Objective:                                   investment rusts (REITs), which          you if: (1) You are looking for a
----------                                   own office buildings, hotels,            simple way to gain indirect exposure
High level of income and moderate            shopping centers, and other              to the real estate market to further
long-term growth of capital                  properties.                              diversify your existing holdings,
                                         o   The Portfolio employs a                  which could include other stock,
Adviser:                                     "passively" managed-or index-            bond, and money market
--------                                     approach, by holding a mix of            investments. (2) You want a stock
The Vanguard Group                           securities that seeks to match the       fund that offers the potential for
P.O. Box 2600                                performance of the Morgan                above-average dividend income.
Valley Forge, Pennsylvania 19482             Stanley REIT Index, a benchmark          (Historically, the securities that
                                             of U.S. REITs. Holdings of the           make up the Index have provided
                                             Index, and thus of the Portfolio,        higher dividend income than those in
                                             are weighted according to each           the S&P 500 Index.) (3) You are
                                             stock's market capitalization.           seeking modest growth of capital
                                         o   The Portfolio holds each stock           over the long term - at least five
                                             found in the Index in                    years.
                                             approximately the same
                                             proportion as represented in the
                                             Index itself. For example, if a
                                             specific stock represented 2% of
                                             the Morgan Stanley REIT Index,
                                             the Portfolio would invest 2% in
                                             that stock
-----------------------------------------------------------------------------------------------------------------------------

                                  VUL Policy 18

-----------------------------------------------------------------------------------------------------------------------------
INVESTMENT OBJECTIVE                     PRINCIPAL INVESTMENT
& INVESTMENT ADVISER                     STRATEGIES                                   INVESTOR PROFILE
-----------------------------------------------------------------------------------------------------------------------------
                                                 MONEY MARKET FUND
-----------------------------------------------------------------------------------------------------------------------------
VANGUARD MONEY MARKET PORTFOLIO          o  Invests more than 25% of its              May be a suitable investment for
Objective:                                  assets in high-quality, short-term        you if: (1) you wish to add a money
----------                                  money market instruments issued           market fund to your existing
Income while maintaining liquidity          by companies in the financial             holdings, which might also include
and a stable share price of $1              services industry. The Fund also          stock and bond investments; (2) you
                                            invests in high-quality money             are seeking income and stability of
Adviser:                                    market instruments issued by              principal.
--------                                    non-financial corporations, such
The Vanguard Group                          as securities backed by the full
P.O. Box 2600                               faith and credit of the U.S.
Valley Forge, Pennsylvania 19482            government, securities issued by
                                            U.S. agencies, or obligations
                                            issued by corporations and
                                            financial institutions.
-----------------------------------------------------------------------------------------------------------------------------

POLICY LAPSE AND REINSTATEMENT
------------------------------

LAPSE
Your Policy will lapse if your Policy Cash Value is insufficient to pay the Monthly Deduction and any loan interest due, unless you have paid enough premiums to qualify for the Guaranteed Death Benefit. (See "Guaranteed Death Benefit")

GRACE PERIOD
You have a 61-day grace period to provide sufficient payment to keep your Policy in force. The grace period will begin on any Monthly Anniversary when your Policy Cash Value is insufficient to cover the Monthly Deduction for the following month and any loan interest due. We will notify you and any assignee of record of the date the grace period expires and of the premium payment necessary to continue the Policy in effect. During the grace period, you must submit enough premium to cover 3 Monthly Deductions and any loan interest due. If you do not pay the necessary premium within the grace period, the Policy will lapse, terminating all insurance, including benefits provided by rider.
If the Insured dies during the grace period, we will pay your Beneficiary the death benefit, less any due and unpaid Monthly Deductions and any loan interest due through the month of death. During the grace period, or at lapse, we will not refund any Cash Value remaining in the Policy at the beginning of the grace period.

GUARANTEED DEATH BENEFIT
During the first 5 Policy years, your Policy will qualify for the Guaranteed Death Benefit if specified minimum premium payments have been paid. Guaranteed Death Benefit means that we guarantee that your Policy will not lapse, even if the Cash Value is insufficient to pay for the monthly deduction and any loan interest then due. The determination will be made at each Monthly Anniversary, at which time premium payments must total the Annual Target Premium payment specified in your Policy, adjusted to reflect the number of Monthly Anniversaries since the Policy's Effective Date.

For example, if
     o   Annual Target Premium is $2,000.
     o   The policy has been in force for 3.5 years.
     o   There are no partial surrenders and no loans.
     o   The Cash Value at 3.5 years is insufficient to pay the Monthly
         Deduction.

To qualify for the Guaranteed Death Benefit, premium payments must equal the Annual Target Premium. Here, $2,000 x 3.5 years = $7,000 premium. If $7,000 total premiums have been paid, then the policy will not lapse because the Guaranteed Death Benefit applies.

The Guaranteed Death Benefit is only available during the first five policy years. We will declare a new Annual Target Premium payment if the Specified Amount is increased or decreased within the first five policy years. We will use the new Annual Target Premium Payment in the Guaranteed Death Benefit calculation.

                                  VUL Policy 19

REINSTATEMENT
You may reinstate a lapsed Policy within 5 years from the date of lapse and before the Policy's Maturity Date if you meet all of the following requirements:
o   Provide a completed written application for reinstatement.
o   Give proof of insurability satisfactory to USAA Life.
o Make payment of premium sufficient to pay the estimated Monthly Deductions for at least the 3 Policy months beginning with the effective date of reinstatement.
o   Make payment of, or agreement to reinstate, any Policy Indebtedness.

The Effective Date of the reinstatement will be the Monthly Anniversary on or before we approve your request. Upon reinstatement, the death benefit will be the Specified Amount in effect at lapse, less any reinstated Indebtedness.

Your Policy's initial reinstated Cash Value will be calculated as follows:

o   Net reinstated premium,
o minus the monthly deduction for the month following the Effective Date of reinstatement,
o   plus (if applicable) any reinstated indebtedness,
o plus any interest earnings credited to the loan collateral held in the general account.

An advantage of reinstating a lapsed Policy is that we will not deduct the first-year Administrative Charge again if it has already been paid. A possible disadvantage of reinstatement is that you must pay or reinstate any Policy Indebtedness. A Policy cannot be reinstated once it has been fully surrendered.

CHARGES AND DEDUCTIONS
----------------------

PREMIUM CHARGE
o We deduct a 3% premium charge from each premium as compensation for selling expenses and taxes.
o We deduct the premium charge from all of your premium payments until the gross amount of premium payments exceeds the sum of the Annual Target Premium payments payable over 10 years. (See "Annual Target Premium Payment")
o If you increase or decrease the Specified Amount, we will declare a new Annual Target Premium Payment for you and use it to determine whether the premium charge applies.

The amount remaining after we deduct the premium charge is the Net Premium payment and is the amount we allocate to the Variable Fund Accounts you select.

Example:         Annual Target Premium payment is $2,000.
-------          $2,000 x 10 years = $20,000.
                 We would no longer deduct the premium charge once you have paid in premiums of $20,000.

MONTHLY DEDUCTIONS FROM CASH VALUE
On your Policy's Effective Date, and each Monthly Anniversary thereafter, we will deduct certain monthly charges from your Policy's Cash Value (See "Deduction of Charges"). The Monthly Deduction includes the following items, each as described below.
     o   Cost of insurance charge.
     o   Charge for optional insurance benefits provided by rider.
     o   Administrative charge.
     o   Maintenance charge.

     Cost of Insurance Charge. (See "Calculating Your Cost of Insurance") The monthly cost of insurance charge depends on a number of variables, including:
     o   Specified Amount of insurance coverage;
     o   Death benefit option you select;
     o   Cost of insurance RATE; and
     o   Investment experience of your value in the Variable Fund Accounts.

                                  VUL Policy 20

     Charges for Optional Insurance Benefits. Monthly Deductions include charges for any optional insurance benefits added to the Policy by rider. (See "Optional Insurance Benefits")

     Administrative Charges (First Policy Year Only). During the first 12 Policy months only, we deduct a monthly Administrative Charge of $10 for start-up administrative expenses we incur in issuing your Policy. These expenses include the cost of processing your application, conducting a medical examination, determining insurability and rate class, and establishing Policy records. The investment advisers or other affiliates of certain Funds may reimburse USAA Life for the cost of administrative services provided to the Funds as investment options under the Policies. Compensation is paid out of fee earnings, based on a percentage of a Fund's average net assets attributable to a Policy.
     Maintenance Charge. The Monthly Deduction includes a recurring Maintenance Charge of $5. This charge compensates us for the recurring administrative expenses related to the maintenance of your Policy and of the Separate Account. These expenses include premium notices and collection, record keeping, processing death benefit claims, Policy changes, reporting, and overhead costs. USAA Life guarantees that this charge will not increase during the life of the Policy.

SEPARATE ACCOUNT CHARGES
We deduct certain charges on a daily basis as a percentage of the value of each Variable Fund Account of the Separate Account. These charges reduce your Policy's Cash Value.

     Mortality and Expense Charge. We assess a daily charge of .00204% (equal to .75% annual rate) against the values of each Variable Fund Account for mortality and expense risks that USAA Life assumes under the Policies.
     We guarantee that this charge will not increase during the life of your Policy. The mortality risk that USAA Life assumes is that Insureds may live for a shorter period of time than we estimate and thus a greater amount of death benefits than expected will be payable. The expense risk we assume is that expenses incurred in issuing and administering the Policies will be greater than we estimate.

     Federal Income Tax Charge. Currently, we make no charge against a Variable Fund Account for federal income tax that may be attributable to that Account. We may, however, make such a charge in the future, should it be necessary. We also may make charges for other taxes, if any, attributable to any Variable Fund Account.

TRANSFER CHARGES
For each transfer between Variable Fund Accounts in excess of 18 per Policy Year, we assess a $25 charge. We reserve the right, at any time, and without prior notice, to terminate, suspend, or modify these transfer privileges.

SURRENDER CHARGES

     Partial Surrender Charge. For each partial surrender, we assess a charge equal to the lesser of $25 or 2% of the amount withdrawn. This charge is an administrative processing fee.

     Full Surrender Charge. For full surrenders prior to the end of the 10th Policy Year, we assess the surrender charge described below. The surrender charge compensates USAA Life for the expenses it incurs in distributing the Policies. The amount of the surrender charge will equal a percentage of the Annual Target Premium Payment specified in your Policy, regardless of the amount of premiums you actually pay. The surrender charge depends on when you surrender. As shown in the table below, the surrender charge declines each Policy Year to 0% after the 10th Policy Year.

------------------------------------------------------------------------------------------------------------
SURRENDER CHARGE AS A % OF ANNUAL TARGET PREMIUM PAYMENT
POLICY YEAR       1        2        3        4        5        6        7        8        9        10    11+

APPLICABLE %      50%      45%      40%      35%      30%      25%      20%      15%      10%      5%    0
------------------------------------------------------------------------------------------------------------

                                  VUL Policy 21

Example:
     o   Annual Target Premium payment is $2,000,
     o   Full surrender during the first Policy Year

            Surrender charge = 50% x $2,000 or $1,000 surrender charge

If you increase or decrease your Policy's Specified Amount within the first 10 Policy Years, we will set a new Annual Target Premium Payment for you. We will use the new Annual Target Premium Payment to determine the surrender charge. (See "Changing Your Policy's Specified Amount") We will not impose a surrender charge at the time you decrease your Policy's Specified Amount.

OTHER CHARGES
The Variable Fund Accounts purchase shares of the Funds at the Net Asset Value ("NAV") of the shares. The NAV reflects the investment management fees and other expenses already deducted from each Fund's assets. These fees and other expenses appear in the "Fee Tables." Please refer to the prospectuses for the Funds for more information on these fees and expenses.

DEDUCTION OF CHARGES
We will deduct the Monthly Deduction, any partial surrender charge, and any transfer charge from your value in each Variable Fund Account in the same proportion as each Variable Fund Account's value has to the total Policy Cash Value. Alternatively, you may specify in advance the Variable Fund Account(s) from which you want the partial surrender charge and transfer charge deducted.

DEATH BENEFIT
-------------

The Policy offers two death benefit options, Option A and Option B, which you select on your Policy application. Under either option, we will reduce the amount of death benefit we pay by the amount of any outstanding Indebtedness and any due and unpaid Monthly Deductions. (See "Payment of Policy Benefits") Partial surrenders and related surrender charges also will reduce the amount of your death benefit. (See "Changing Your Policy's Specified Amount") The death benefit increases by any applicable optional insurance benefits provided by rider. (See "Optional Insurance Benefits")

-------------------------------------------------------------------------------------------------------------------------
                    OPTION A (LEVEL DEATH BENEFIT)                    OPTION B (INCREASING DEATH BENEFIT)
                    ------------------------------                    -----------------------------------
-------------------------------------------------------------------------------------------------------------------------
DEATH BENEFIT       Greater of:                                       Greater of:
                       o   Your Policy's Specified Amount, or            o   Your Policy's Specified Amount PLUS
                       o   The Minimum Amount Insured                        your Cash Value, or
                                                                        o   The Minimum Amount Insured
-------------------------------------------------------------------------------------------------------------------------
PURPOSE             Emphasizes Cash Value Growth                      Emphasizes Death Benefit Growth
-------------------------------------------------------------------------------------------------------------------------
IMPACT              Cost of Insurance will generally be lower than    Death Benefit generally greater than for same
                    for same Specified Amount in Option B             Specified Amount in Option A
-------------------------------------------------------------------------------------------------------------------------

     EXAMPLE OF OPTION A AND OPTION B:
     ---------------------------------
        o   Insured less than 40 years old
        o   Policy's Specified Amount is $100,000
        o   No loans or outstanding Monthly Deductions
        o   Policy Cash Value is $25,000

-------------------------------------------------------------------------------------------------------------------------
                    OPTION A                                                   OPTION B
                    --------                                                   --------
-------------------------------------------------------------------------------------------------------------------------
     Death Benefit greater of $100,000 or Minimum              Death Benefit greater of $125,000 ($100,000
     Amount Insured*                                           Specified Amount plus $25,000 Cash Value) or the
                                                               Minimum Amount Insured*
-------------------------------------------------------------------------------------------------------------------------

         * The Minimum Amount Insured is calculated by multiplying Cash Value by a specific percentage based on the Insured's age (see "Calculating Your Cost of Insurance").

CHANGING DEATH BENEFIT OPTION
After the death benefit option you selected on your application has been in effect for one Policy Year, you may change it by sending written notice to USAA Life. The new death benefit option also must remain in effect for one Policy Year before we allow another change. There is no charge or fee for changing the death benefit option. The

                                  VUL Policy 22
change will become effective on the Monthly Anniversary on or following the date we approve the change. A change in death benefit option will affect your cost of insurance. (See "Calculating Your Cost of Insurance") We will recalculate the maximum premium limitation following a change in death benefit option. (See "Minimum Amount Insured" under "Calculating Your Cost of Insurance")

Option A to Option B
--------------------
     o Option B Specified Amount equals prior Option A Specified Amount MINUS Policy's Cash Value as of the date we receive written notice of the requested change. (The result of this is that the death benefit before and after the change will remain the same.)
     o We will not allow the change if it would result in a Specified Amount that is less than the minimum Specified Amount of $50,000 ($25,000 for Insureds less than 18 years of age).
     o If you want the Option B Specified Amount to be the same as the prior Option A Specified Amount, you must provide proof of insurability.

Option B to Option A
--------------------
     o Option A Specified Amount equals prior Option B Specified Amount PLUS Policy's Cash Value next determined on the Date of Receipt of written notice. (The result of this is that the death benefit before and after the change will remain the same.)
     o This change does not require proof of insurability, unless you also want to make changes in your Policy's Specified Amount or add optional benefits by rider.

CHANGING POLICY'S SPECIFIED AMOUNT
You may increase or decrease your Policy's Specified Amount, within certain limits. A change in Specified Amount:
     o May increase or decrease your cost of insurance charges (see "Calculating Your Cost of Insurance").
     o   May have tax consequences (see "Tax Matters").
     o Does not necessarily require changes in planned periodic premiums (see "Planned Periodic Premium Payments").
     o Will require us to set a new Annual Target Premium payment for the new Specified Amount (see "Annual Target Premium Payment").
Whether the premium charge applies is determined using the new Annual Target Premium Payment. (See "Premium Charge") We will recalculate the maximum premium limitation following an increase or decrease in Specified Amount. (See "Premium Payments" and "Tax Matters")

Any increase to your Policy's specified Amount must be at least $25,000, unless such increase is in conjunction with a change in death benefit option or to satisfy federal tax law requirements. For any increase, you must apply in writing and we will require satisfactory proof of insurability. An increase will become effective on the Monthly Anniversary on or following the date we approve the increase. Your rights to cancel your Policy do not apply to increases in Specified Amounts.

You may not reduce your Policy's Specified Amount to less than $50,000. There are exceptions for reductions resulting from a surrender of Cash Value under Option A and if the Insured is less than 18 years of age. We will not allow a reduction that would cause your Policy not to qualify as a life insurance contract for federal tax law purposes. You must request a reduction in writing. To determine the cost of insurance charge, we will apply any decrease in Specified Amount against the most recent increase in Specified Amount. The decrease will become effective on the Monthly anniversary on or following the Date of Receipt of your written notice to USAA Life.

OPTIONAL INSURANCE BENEFITS
---------------------------

You may add one or more of the following optional insurance benefits to your Policy by rider, subject to certain underwriting or issue requirements. Each rider's description in this Prospectus is subject to the specific terms and conditions of the rider. We will deduct the cost of any optional insurance benefits as part of the Monthly Deduction. (See "Monthly Deductions") NOT ALL RIDERS ARE AVAILABLE IN ALL STATES.

Accelerated Benefits for Terminal Illness Rider. This rider provides for an early benefit payment to you upon receipt of proof that the Insured is terminally ill (as defined in the rider). The maximum amount you may receive under the rider prior to the Insured's death is the lesser of (1) 50% of the then current death benefit payable under the Policy (excluding additional benefits payable under other riders), or (2) $250,000. We will deduct the amount of any Indebtedness from the amount of the early payment. We treat the early payment as a "lien" against Policy

                                  VUL Policy 23
values. We reduce the death benefit by the amount of the lien and any Policy loans, plus accrued interest. We will continue to take Monthly Deductions after the early payment. The Owner's access to the Cash Value of the Policy through Policy loans, partial surrenders, or full surrender is limited to any excess of the Cash Value over the amount of the lien. We charge interest on the amount of the early payment and any unpaid Monthly Deductions. We require premium payments to be made for cost of insurance that are still required to be made after the early payment. If such payment is not paid when due, we will pay the premium on behalf of the Owner and add that amount to the early payment amount to be deducted from the death benefit. If the amount of the early payment plus accrued interest and required unpaid cost of insurance premiums ever exceed the amount of the death benefit, we will terminate the Policy and no additional insurance benefits will be payable. There is no charge for this rider.

Accidental Death Benefit Rider. This rider provides an additional life insurance benefit if the Insured's death results from accidental bodily injury (as defined in the rider). You can select an additional life insurance benefit up to a maximum of $200,000, or the Specified Amount, whichever is less. The premium for this rider is $.84 per $1,000 of coverage per year.

Children Term Life Insurance Rider. This rider provides level term life insurance on the lives of the Insured's children (as defined in the rider). The cost for this rider is $6 per $1,000 of coverage per year.

Extended Maturity Date Rider. This rider permits you to extend your Policy's Maturity Date up to 10 years beyond what it otherwise would be (i.e., the Monthly Anniversary following the Insured's 100th birthday). The death benefit during the extended maturity period will be your Policy's Cash Value less any Indebtedness. Also during this period, the Policy's Cash Value will continue to accrue in the same manner as described in the Policy, and any Policy loans in effect will continue to accrue interest. We will not deduct cost of insurance charges or accept additional premium payments during this period. We will assess the Maintenance Charge during this period. Extension of the Maturity Date is subject to all of the terms and conditions of the Policy, except where they are inconsistent with the rider. Extending the maturity date of your Policy beyond the Insured's age 100 may result in the current taxation of any increases in your Policy's Cash Value that result from investment experience in the Variable Fund Accounts. You should consult a qualified tax advisor before making such an extension.

Waiver of Monthly Deduction Rider. This rider waives your Monthly Deduction during periods of total and permanent disability of the Insured, but only if the Insured has been totally and permanently disabled (as defined in the rider) for at least 6 consecutive months. We will not deduct the amount of any Monthly Deduction waived under this rider from the Cash Value proceeds payable upon maturity of your Policy, or the death benefit proceeds payable if the Insured dies before the Policy matures. If Option A is in effect when we approve a claim under the rider, we will change your death benefit option from Option A to Option B as of the Monthly Anniversary after the disability began. While we are paying benefits under the rider, you may not increase your Policy's Specified Amount. Please note that the rider does not apply to interest under your Policy loans. As a result, it is possible that your Policy could lapse for nonpayment of loan interest. The premium for this rider varies based upon the age of the Insured.

If you would like further information about the optional insurance benefits available under your Policy, please contact us at 1-800-531-2923. Please note that adding or deleting riders, or increasing or decreasing coverage under the riders, can have tax consequences. (See "Tax Matters") You should consult a qualified tax advisor.

PAYMENT OF POLICY BENEFITS
--------------------------

BENEFITS AT MATURITY
All Policies will mature on the Monthly Anniversary following the Insured's 100th birthday, unless extended by rider. If the Insured is living at maturity, we will pay the Cash Value of your Policy (less any Indebtedness and any due and unpaid Monthly Deductions). We may postpone payments in certain circumstances. (See "Postponement of Payments")

PAYMENT AT DEATH
As long as your Policy has not terminated due to lapse, maturity, or full surrender, we will pay your Policy's death benefit to your Beneficiary. We will usually pay the death benefit within 7 days after we receive due proof of death at our Home Office and all other requirements necessary to make payment. We will determine the Cash Value portion of the death benefit as of the Valuation Date immediately following the date of death. We will pay the death benefit in cash or under one or more of the payment options you have selected in advance. If you have not selected a payment option, your Beneficiary may select the payment option. We may postpone payment of the death benefit in certain circumstances. (See "Postponement of Payments")

                                  VUL Policy 24

We will reduce the death benefit by any Indebtedness and any due and unpaid Monthly Deductions. These proceeds will be increased by any applicable additional optional insurance death benefits provided by rider.

DEATH BENEFIT PAYMENT OPTIONS
We will pay the death benefit in a lump sum or under one of the payment options below. During the Insured's lifetime, you may select a payment option. If the Insured dies and you have not chosen a payment option, your Beneficiary can choose a payment option. If you have selected a payment option before the Insured's death, your Beneficiary may not change that option after the Insured's death. Proceeds applied under a payment option will no longer vary by the investment experience of the Variable Fund Accounts.

The nature and timing of your choice of payment option may have tax consequences to you or your Beneficiary. You should consult your tax advisor.

Interest Only Option. The Policy's principal amount may be left on deposit with USAA Life for a mutually determined period, not to exceed 30 years. We will make interest payments at mutually determined regular intervals. The principal amount will earn interest at a minimum rate of 3% compounded annually. At the end of the fixed period, we will pay the principal amount.

Installments for a Fixed Period Option. Under this option, we will pay the principal amount plus interest in installments for a specified number of years (not more than 30), as mutually agreed upon. The amount of the installments will not be less than that shown in the Table of Guaranteed Payments contained in your Policy.

Installments of a Fixed Amount Option. Under this option, we will pay the principal amount plus interest in installments, as mutually agreed upon, until the amount applied, together with interest on the unpaid balance, is paid in full.

Other Options. We will apply the principal amount under any other option mutually agreed upon.

Any arrangements involving more than one payment option, or involving a Beneficiary that is not a natural person (e.g., a corporation) or who is a fiduciary (e.g., a trustee) are subject to our approval. In addition, the details of the arrangements are subject to our rules in effect at the time the arrangements take effect.

The Beneficiary may designate a successor payee as to any amount that we would otherwise pay to the Beneficiary's estate. Amounts applied under these payment options will not be subject to the claims of creditors or to legal process, to the extent permitted by law.

CASH VALUE
----------

Your Policy's Cash Value will vary:
          o on a daily basis with the investment experience of the Variable Fund Accounts to which you have allocated your Net Premium Payments;
          o to reflect the effect of various Policy transactions, such as additional premium payments, partial surrenders, and Policy loans; and
          o   to reflect applicable charges and deductions.

YOUR POLICY DOES NOT PROVIDE A MINIMUM GUARANTEED CASH VALUE, WHICH MEANS YOU BEAR THE ENTIRE INVESTMENT RISK THAT YOUR CASH VALUE COULD FALL TO ZERO.

On your Policy's Effective Date, your Cash Value will equal your Net Premium Payments, less the Monthly Deduction for the following Policy month. Thereafter, your Cash Value on any Valuation Date will equal the sum of:
          o   your Policy's value in each Variable Fund Account;
          o plus, if applicable, any value held in our general account to secure any Policy loan;
          o plus any interest earnings credited on the value held in the general account;
          o   less the amount of any outstanding Indebtedness;
          o less any Monthly Deductions, transfer charges, and partial surrender charges applied through that date.

                                  VUL Policy 25

On each Monthly Anniversary, the Monthly Deduction will reduce your Policy's Cash Value.

CALCULATING YOUR VALUE IN THE VARIABLE FUND ACCOUNTS
When you invest in a Variable Fund Account, you are purchasing units of interest or "Accumulation Units" ("units") of that Account. You purchase units at their price next determined on any given Valuation Date following the receipt of your payment. Therefore, on any given Valuation Date, you can calculate the value of your investment in a Variable Fund Account by multiplying (1) the number of units of each Variable Fund Account credited to your Policy by (2) the price of the units on that Date.

We determine the number of units to credit to you by dividing (1) the Net Premium Payment you allocate to a Variable Fund Account by (2) that Variable Fund Account's price per unit or "unit value" next computed on the Date of Receipt of the premium payment. Certain transactions will affect the number of units in a Variable Fund Account credited to you. Net Premium Payments will increase the number of full or fractional units. Loans, partial or full surrenders, partial surrender charges, transfer charges, and Monthly Deductions involve redemption of full or fractional units and will decrease the number of units. In addition, Transfer of Value among Variable Fund Accounts will decrease the number of units in the Variable Fund Accounts from which value is transferred and increase the number of units in the Variable Fund Accounts to which value is transferred.

Each Variable Fund Account's units are valued separately. We calculate the value of an Accumulation Unit ("Accumulation Unit Value (AUV)") for each Variable Fund Account on any Valuation Date by adjusting the unit value from the previous Valuation Date for:
          o   the investment performance of the corresponding Fund;
          o   any dividends or distributions paid by that Fund; and
          o the Separate Account charges that we assess. (See "Separate Account Charges.")

Log on to USAA.COM to access information about your Policy details, Variable Fund Account summaries, and financial activity information. You may also find out information about your Cash Value, including the value and number of units of each Variable Fund Account credited to your Policy, by calling us at 1-800-531-4265.

TRANSFER OF VALUE
Except during the first 30 days after your Policy becomes effective, you may transfer all or part of the value in any Variable Fund Account to any other Variable Fund Account of the Separate Account, up to 18 times per Policy Year, without charge. Each transfer thereafter is subject to a $25 charge.

Excessive transfer activity can disrupt portfolio management strategy and increase Variable Fund Account expenses, which are borne by all Policy owners participating in the Variable Fund Accounts regardless of their transfer activity. You should note that the product is not designed for professional "market timing" organizations, or other organizations or individuals engaged in market timing strategy, making programmed transfers, or frequent transfers that are large in relation to the total assets of the underlying Funds in which the Variable Fund Account options invest. Market timing strategies are disruptive to the underlying Funds in which the Variable Fund Account options invest. If we determine that your transfer patterns among the Variable Fund Account options reflect a market timing strategy, we reserve the right to take action including but not limited to: restricting the availability of transfers through telephone requests, facsimile transmissions, automated telephone services, internet services, or any electronic transfer services. We will inform you in writing of any such transfer restrictions on your Policy.

The minimum amount you can transfer from any Variable Fund Account is $250 (or the remaining Account value if less). A transfer will result in the redemption or purchase (or both) of units of the Variable Fund Accounts involved. You may request a transfer by telephone or by Notice to Us. A request for transfer must clearly state the amount to be transferred, the Variable Fund Account from which it is to be withdrawn, and the Variable Fund Account to which it is to be credited. We will effect the transfer using the Variable Fund Account unit values next computed on the Date of Receipt of your request, unless a postponement of payments is in effect. (See "Postponement of Payments.")

We reserve the right at any time, and without prior notice, to terminate, suspend, or modify these transfer privileges.

                                  VUL Policy 26

LOANS
-----

After your first Policy Year, you may borrow money from USAA Life by using your Policy as the sole security for the loan. The amount that you may borrow is the "loan value." The maximum loan value is 85% of your cash surrender value.

You may request a loan by telephone or by Notice to Us, but you must obtain the written consent of all assignees and irrevocable Beneficiaries, if any, before we can make the loan.

We will usually pay you the loan proceeds within 7 days after the Date of Receipt of your loan request, unless a postponement of payments is in effect. (See "Postponement of Payments.")

LOAN COLLATERAL
When you take a loan, we will transfer an amount equal to the loan from your value in the Variable Fund Accounts to our general account. We make this transfer of "loan collateral" to secure your loan. You may specify the Variable Fund Accounts from which you want us to withdraw the loan collateral. If you do not so specify, we will withdraw the loan collateral from the Variable Fund Accounts in the same proportion as each Account's value has to the total Policy Cash Value. While a loan is outstanding, we will credit the loan collateral with interest on a daily basis at an effective annual rate of 4%.

LOAN INTEREST
You are charged interest on the loan at a maximum annual rate of 6% payable in advance. We have the option of charging less. For Policies that have been in effect more than 10 Policy Years and if the Insured is age 55 or older, we charge a preferred loan interest rate of 4.5%. We have the option of charging less for a preferred loan. The entire amount of interest on your loan balance for each Policy Year is payable in advance at the commencement of the loan and at the beginning of each Policy Year thereafter. We will automatically deduct the interest from your Variable Fund Account(s) in the same proportion as each Account's value has to the total Policy Cash Value on the date the loan starts. Similarly, we will deduct interest from your Variable Fund Account(s) at the beginning of each Policy Year in the same proportion as each Account's value has to the total Policy Cash Value as of that date. If there is insufficient value in your Variable Fund Account(s) to pay the interest in advance, your policy will enter its grace period.

Because interest is paid in advance, loan repayments during a Policy Year may result in an overpayment of interest. We will credit any overpayment of interest to you on the date of any loan repayment.

REPAYMENT OF INDEBTEDNESS
You may repay your Indebtedness (i.e., loans and any unpaid interest) in full or in part at any time before the Insured's death and while the Policy is in effect. If not repaid, we will deduct the Indebtedness from any death benefit, maturity benefit, or full surrender proceeds. You may not repay loans and unpaid loan interest in existence at the end of the grace period until the Policy is reinstated.

You must designate any loan repayment as such. Otherwise, we will treat it as a premium payment. You may direct how you want your loan repayment to be allocated among the Variable Fund Accounts. If you do not specify an allocation, we will allocate your loan repayment to the Variable Fund Accounts in the same proportion as Net Premium Payments are being allocated.

EFFECT OF POLICY LOANS
A loan will reduce the value of the Variable Fund Accounts from which it is deducted. Thus, the amount loaned will not share in the investment experience of the Variable Fund Accounts. A loan, whether repaid or not, will have a permanent effect on the Cash Value of the Policy.

We will determine loan values as of the Date of Receipt of the loan request. A Policy loan may increase the chance that your Policy may lapse and result in adverse tax consequences. For situations where a Policy loan may be treated as a taxable distribution, see "Tax Matters."

                                  VUL Policy 27

SURRENDERS
----------

You may fully or partially surrender your Policy for all or part of its Cash Value to the extent described below. We will usually pay full or partial surrenders of Cash Value within 7 days after we receive your written request at our Home Office. We will determine the Cash Value of the surrendered amount as of the Date of Receipt of your request for surrender. There may be tax consequences in connection with a full or partial surrender. (See "Tax Matters.") You must obtain the written consent of all assignees or irrevocable Beneficiaries, if any, before we will process any request for surrender.

We will effect any surrenders using the Variable Fund Account unit values next computed on the Date of Receipt of your Notice to Us or, in the case of partial surrenders, your Notice to Us or telephone request. In certain circumstances, we may postpone the payment of surrenders. (See "Postponement of Payments.")

FULL SURRENDERS
At any time before the Insured's death and while the Policy is still in effect, you may surrender your Policy for its entire cash surrender value by sending Notice to Us. We may require the return of the Policy. We also may assess a surrender charge. (See "Surrender Charges.") We sometimes refer to the net amount you would receive as the Policy's "cash surrender value." We will terminate your Policy and all insurance on the Date of Receipt of your Notice to Us.

PARTIAL SURRENDERS
After your first Policy Year and while your Policy is still in effect, but before the Insured's death, you may surrender a portion of your Policy for cash. We will assess an administrative processing fee equal to the lesser of $25 or 2% of the amount withdrawn. You may direct how you would like us to withdraw a partial surrender and the administrative processing fee from your current value in the Variable Fund Accounts. If you do not specify a withdrawal allocation, we will withdraw the partial surrender and the administrative processing fee from the Variable Fund Accounts in the same proportion as each Account's value has to the total Policy Cash Value. (See "Surrender Charges" and "Deduction of Charges.") You may request a partial surrender by telephone or by Notice to Us.

Your Policy's remaining Cash Value after a partial surrender may not be less than an amount equal to the then current surrender charge for a full surrender.

Partial surrenders and related surrender charges reduce your Policy's death benefit on a dollar for dollar basis. If the death benefit is the Minimum Amount Insured, your death benefit will be reduced by a multiple of the amount surrendered. Under death benefit Option A, we will reduce the Specified Amount and the Cash Value by the amount of the partial surrender. Under death benefit Option B, we will reduce only the Cash Value portion of the death benefit by the amount of the partial surrender.

TELEPHONE TRANSACTIONS
----------------------

You may submit requests by telephone to change your premium payment allocation, request partial surrenders, request loans, and request Transfer of Value among Variable Fund Accounts. We will employ reasonable procedures to confirm that instructions communicated by telephone are genuine, and only if we do not will we be liable for any losses because of unauthorized or fraudulent instructions. We will obtain information prior to any discussion regarding your Policy including, but not limited to:
          o   your USAA number or Policy number,
          o   your name, and
          o   your Social Security number.

In addition, we will record all telephone communications with you and will send confirmations of all transactions to your address. Your Policy automatically authorizes you to make telephone transactions, subject to our right to modify, suspend, or discontinue this telephone transaction privilege at any time without prior notice. When filling out your Policy application, you may decline the option of utilizing the telephone transaction privilege.

DOLLAR COST AVERAGING PROGRAM
------------------------------
The Dollar Cost Averaging Program enables you to make regular, equal investments over time into one or more of the Variable Fund Accounts, by transferring a fixed dollar amount at regular intervals from one or more other Variable Fund Accounts under the Policy.

                                  VUL Policy 28

To begin the Dollar Cost Averaging Program, you must have at least $5,000 in the Variable Fund Account from which you intend to transfer value. The minimum amount you may transfer is $100, or the remaining value of the Account, if less. The transfers must be scheduled to occur over a period of at least 12 months at monthly, quarterly, or semiannual intervals, as you elect.

You may select this Program by submitting a written request to our Home Office or by making a request by telephone. You may cancel your participation in this Program in the same manner.

We will process transfers under the Dollar Cost Averaging Program to be effective at the Accumulation Unit Values (AUV) at the end of the Valuation Period that includes the date of the transfer. No charges apply to transfers made under the Dollar Cost Averaging Program. Also, transfers under this Program do not count against your limit on free transfers.

We reserve the right to suspend, terminate, or modify the Dollar Cost Averaging Program upon providing you written notice 30 days in advance. Should we suspend or terminate the Program, the suspension or cancellation will not affect any Policy for which the Dollar Cost Averaging Program is already in effect.

POSTPONEMENT OF PAYMENTS
------------------------
We may postpone payments of partial surrenders, full surrenders, Policy loans, maturity benefits, death benefits, and Variable Fund
Account transfers beyond 7 days whenever:
          o   the New York Stock Exchange is closed,
          o the SEC, by order, permits postponement for the protection of Policy Owners, or
          o the SEC requires trading to be restricted or declares an emergency.

We reserve the right to defer payment of any partial surrenders, full surrenders, Policy loans or refunds that would be derived from a premium payment made by a check until the check has cleared the banking system.

--------------------------------------------------------------------------------
  Log on to USAA.COM for policy details, fund account summaries and financial activity information.
--------------------------------------------------------------------------------

MORE POLICY INFORMATION

OWNERS AND BENEFICIARIES
------------------------

OWNERS
If you are the Owner of the Policy, the rights and privileges of the Policy during the lifetime of the Insured belong to you. Generally, the Owner is also the Insured, unless a different Owner is designated in the application or at a later date.

     Successor Owner. As Owner, you may designate a successor Owner. If you die without designating a successor Owner, ownership of the Policy will pass to your estate.

     Change of Ownership. As Owner, you may change ownership of your Policy, at any time, during the Insured's lifetime, by submitting Notice to Us. The change will take effect on the Date of Receipt of the request. A change of ownership is subject to the rights of an assignee of record and those of any irrevocable Beneficiary. We are not responsible for any payments made or actions taken before we receive your Notice to Us.

     Collateral Assignment. As Owner, you may assign the Policy as collateral security by submitting a Notice to Us. You will need to obtain the written consent of any irrevocable Beneficiaries and assignees of record before we recognize any assignment; however, a collateral assignment takes precedence over the interest of a revocable Beneficiary. The assignment will take effect as of the date we receive your Notice to Us. We are not responsible for the validity or effect of any collateral assignment, nor are we responsible for any payment or other action taken before we receive the Notice to Us. We are not bound by an assignment until we receive it at our Home Office.

We will pay any death benefit payable to an assignee in one lump sum. We will pay any remaining proceeds to the designated Beneficiary or Beneficiaries. A collateral assignee is not an Owner. A collateral assignment is not a transfer of ownership, unless it is an absolute assignment. All collateral assignees of record must consent to any full

                                  VUL Policy 29
surrender, partial surrender, loan or payment from a Policy under an Accelerated Benefits for Terminal Illness Rider. There may be unfavorable tax consequences, including recognition of taxable income and the loss of income tax-free treatment for any death benefit payable to the Beneficiary. Therefore, you should consult a qualified tax advisor prior to making an assignment.

BENEFICIARIES
You may name one or more Beneficiaries in your Policy application. You may classify Beneficiaries as primary, contingent, revocable, or irrevocable. If no primary Beneficiary survives the Insured, we will pay the Policy proceeds to the contingent Beneficiaries. Beneficiaries in the same class will receive equal payments unless you direct otherwise. A Beneficiary must survive the Insured in order to receive his or her share of the death benefit proceeds. If a Beneficiary dies before the Insured dies, his or her unpaid share is divided among the remaining Beneficiaries of the same class who survive the Insured.
If no Beneficiary survives the Insured, we will pay the proceeds to you, if you are alive, or, if not, to your estate.

     Change of Beneficiary. You may change the Beneficiary while the Insured is living, by submitting a Notice to Us. You must obtain the written consent of any irrevocable Beneficiaries before we will accept any change in Beneficiary. A change in Beneficiary will take effect on the Date of Receipt of the request. We will not be responsible for any payment or other action taken before receipt of your Notice to Us. If we make a payment of death benefits in good faith before receiving the Notice to Us, we will receive credit for the payment against our liability under the Policy. A change of Beneficiary is subject to the rights of an assignee of record.

CALCULATING YOUR COST OF INSURANCE
----------------------------------

For each Monthly Anniversary, we determine your monthly cost of insurance by multiplying (1) the net amount at risk under your Policy by (2) your cost of insurance rate, and (3) dividing the resulting amount by 1000.

NET AMOUNT AT RISK
We determine the net amount at risk by (1) subtracting your Policy's Cash Value on any Monthly Anniversary (prior to the application of the Monthly Deduction, including the Cost of Insurance charge) from (2) your Policy's current death benefit (divided by a factor that discounts the death benefit to the beginning of the month). Your Policy's death benefit may be the death benefit required to qualify the Policy as life insurance. (See "Minimum Amount Insured.")

The net amount at risk may be greater if you have selected death benefit Option B rather than death benefit Option A. See "Death Benefits." Since the death benefit payable under Option B is the Specified Amount plus the Cash Value, the difference between the death benefit and the Cash Value will be greater under Option B than under Option A (unless the Minimum Amount Insured applies). As the net amount at risk will be greater, so the cost of insurance also will be greater. The net amount at risk also may be affected by changes in your Policy's Cash Value or in the Specified Amount. (See "Cash Value" and "Death Benefits.")

The net amount at risk for each Policy continues to be determined generally by subtracting the Policy's Cash Value from the Policy's death benefit (divided by a factor that discounts the death benefit to the beginning of the month), regardless of whether the death benefit is the Policy's current Specified Amount or the Minimum Amount Insured. The cost of insurance rate applied against the net amount at risk will continue to increase as the Insured's age increases.

NET AMOUNT AT RISK - MORE THAN ONE RATE CLASS
If you increase the Specified Amount and the rate class applicable to the increase is different from that of the initial Specified Amount, then, in determining the cost of insurance charge, we will calculate the net amount at risk separately for each rate class. The method of determining the net amount at risk for each rate class will differ between Option A and Option B. If Option A is in effect, we will apportion the Cash Value among the initial Specified Amount and any increases in Specified Amount. The Cash Value will first be considered a part of the initial Specified Amount. If the Cash Value is greater than the initial Specified Amount, the balance of the Cash Value will then be considered a part of each increase in Specified Amount, beginning with the first increase.

If Option B is in effect, we will determine the net amount at risk by the proportional relationship of the initial Specified Amount and the Specified Amount increases for each new rate class to the total Specified Amount.

                                  VUL Policy 30

Because the method of calculating the net amount at risk is different between Option A and Option B when more than one rate class is in effect, a change in the death benefit option may result in a different net amount at risk for each rate class than would have occurred had the death benefit option not been changed. Thus, the total cost of insurance will be increased or decreased.

COST OF INSURANCE RATES
Your cost of insurance rates are based on the Insured's age, sex, and rate class. Generally, we set cost of insurance rates based on our expectations as to future mortality experience. We apply any changes to cost of insurance rates to all persons of the same age, sex, and rate class. We will give you 30 days' notice before any increase in your current cost of insurance rates becomes effective. We guarantee that your cost of insurance rates will never be greater than the maximum cost of insurance rates shown in your Policy. These guaranteed rates are based on the 1980 Commissioners Standard Ordinary Mortality Table and age on the Insured's last birthday.

The rate class of the Insured will affect your cost of insurance rate. USAA Life currently places Insureds into one of three preferred rate classes or into one of two standard rate classes involving higher mortality risks. In an otherwise identical Policy, Insureds in the preferred rate class will have a lower cost of insurance rate than those in a standard rate class. We make all final determinations of an Insured's rate class.

MINIMUM AMOUNT INSURED
----------------------

The Minimum Amount Insured is the amount of insurance proceeds that the Internal Revenue Code requires for your Policy to qualify as life insurance and to exclude the death benefit from your Beneficiary's taxable income. If higher than the death benefit under Option A or Option B, we will pay you the Minimum Amount Insured. You can determine the Minimum Amount Insured by multiplying your Policy's Cash Value (ignoring the amount of any outstanding loan and any unpaid loan interest) by a specified percentage based on the Insured's age.
The specified percentages, which generally decline as the Insured gets older, are:

----------------------------------------------------------------------------------------------------------------------------------
MINIMUM AMOUNT INSURED AS A PERCENTAGE OF CASH VALUE
----------------------------------------------------------------------------------------------------------------------------------
INSURED's             40 or                                                                                                95 and
AGE*                  Under        45           50           55           60           65          70         75 to 90     older

PERCENTAGE            250%         215%         185%         150%         130%         120%        115%       105%         100%
----------------------------------------------------------------------------------------------------------------------------------

* Last birthday at the beginning of the Policy Year. A more complete table appears in your Policy.

If, prior to the Insured's death, unexpected increases in your Policy's Cash Value would cause your Policy not to satisfy Internal Revenue Code requirements, we will increase the death benefit to the Minimum Amount Insured so that the death benefit will be excluded from the Beneficiary's taxable income.

OTHER INFORMATION

USAA LIFE
---------
USAA Life is a stock insurance company incorporated in the State of Texas on June 24, 1963. USAA Life is principally engaged in writing life insurance policies, health insurance policies, and annuity contracts. USAA Life is authorized to transact insurance business in all states of the United States (except New York) and the District of Columbia. On a consolidated basis prepared in conformity with accounting principles generally accepted in the United States of America, USAA Life had total assets of [$] on December 31, 2002. USAA Life is a wholly-owned stock subsidiary of USAA, a diversified financial services organization. The commitments under the Policies are USAA Life's, and USAA has no legal obligation to back those commitments.

USAA Life is the depositor administering the Separate Account. USAA Life's obligations as depositor of the Separate Account may not be transferred without notice to and consent of the Owners. USAA Life also issues variable annuity contracts through another separate account, which is also a registered investment company. In addition, USAA Life serves as transfer agent of the USAA Life Investment Trust.

                                  VUL Policy 31

SEPARATE ACCOUNT
----------------
By a resolution of the Board of Directors of USAA Life, we established the Separate Account as a separate account on January 20, 1998. The Separate Account is organized as a unit investment trust and registered with the SEC under the Investment Company Act of 1940. Registration does not involve supervision of the management of the Separate Account by the SEC.

The assets of the Separate Account are the property of USAA Life and are held for the benefit of the Owners and other persons entitled to payments under Policies issued through the Separate Account. The assets of the Separate Account equal to the reserves and other liabilities of the Separate Account are not chargeable with liabilities that arise from any other business which USAA Life may conduct. USAA Life is obligated to pay all amounts promised to Policy owners under the Policies.

The Separate Account is divided into Variable Fund Accounts, each representing a different investment objective. Net Premium Payments are allocated to the Variable Fund Accounts in accordance with your instructions. (See "Investment Options.") Each Variable Fund Account invests exclusively in the shares at the Net Asset Value (NAV) of a Fund. Income and gains and losses from assets in each Variable Fund Account are credited to, or charged against, that Variable Fund Account without regard to income, gains, or losses in the other Variable Fund Accounts.

TAX MATTERS
-----------
The following is a discussion of certain federal income tax matters affecting your ownership of a Policy. The discussion is general in nature, does not purport to be complete or to cover all situations, and should not be considered tax advice, for which you should consult a qualified tax advisor.

The particular situation of each Owner or Beneficiary will determine how ownership or receipt of Policy proceeds will be treated for purposes of the federal estate tax, state inheritance tax and other taxes.

TAXATION OF POLICY PROCEEDS
The following discussion is based on current federal tax law and interpretations. It assumes that the Owner is a natural person who is a U.S. citizen and resident. The tax effects on non-U.S. residents or non-U.S. citizens may be different.

General. A Policy will be treated as a "life insurance contract" for federal tax purposes (a) if it meets the definition thereof under Section 7702 of the Internal Revenue Code (the "Code") and (b) for as long as the investments made by the underlying Funds in which Premium Payments under the Policy are invested satisfy certain investment diversification requirements under Section 817(h) of the Code. We believe that the Policies will meet these requirements and that:
          o the death benefit received by the Beneficiary under your Policy will not be subject to federal income tax; and
          o increases in your Policy's Cash Value as a result of investment experience will not be subject to federal income tax unless and until there is a distribution from your Policy, such as a surrender or a partial surrender.

The federal tax consequences of a distribution from or loan under your Policy can be affected by whether your Policy is determined to be a "modified endowment contract ("MEC")" (which is discussed below). In all cases, however, the character of all income that is described below as taxable to the payee will be ordinary income (as opposed to capital gain).

Testing for modified endowment contract (MEC) status. Your Policy will be a MEC if, at any time during the first seven Policy Years, you have paid a cumulative amount of premiums that exceeds the premiums that would have been paid by that time under a similar fixed-benefit insurance policy that was designed (based on certain assumptions mandated under the Code) to provide for paid-up future benefits after the payment of seven level annual premiums. This is called the "seven-pay" test.

Whenever there is a "material change" under a Policy, the Policy will generally be (1) treated as a new contract for purposes of determining whether the Policy is a MEC and (2) subject to a new seven-pay period and a new seven-pay limit. The new seven-pay limit would be determined taking into account, under a prescribed formula, the accumulation value of the Policy at the time of such change. A materially changed Policy would be considered a MEC if it failed to satisfy the new seven-pay limit. A material change for these purposes could occur as a result of a

                                  VUL Policy 32
change in death benefit option, the selection of additional rider benefits, an increase in your Policy's Specified Amount of coverage, and certain other changes.

If your Policy's benefits are reduced during the first seven Policy Years (or within seven years after a material change), the calculated seven-pay premium limit will be redetermined based on the reduced level of benefits and applied retroactively for purposes of the seven-pay test. (Such a reduction in benefits could include, for example, a decrease in the Specified Amount you request or, in some cases, a partial surrender or termination of additional benefits under a rider.) If the premiums previously paid are greater than the recalculated seven-pay premium level limit, the Policy will become a MEC. A life insurance policy that is received in exchange for a MEC will also be considered a MEC.

Other effects of Policy changes. Changes made to your Policy (for example, a decrease in benefits or a lapse or reinstatement of your Policy) may have other effects on the Policy. Such effects may include impacting the maximum amount of premiums that can be paid under your Policy, as well as the maximum amount of accumulation value that may be maintained under your Policy.

Taxation of pre-death distributions if your Policy is not a modified endowment contract (MEC). As long as your Policy remains in force during the Insured's lifetime as a non-MEC, a Policy loan will be treated as Indebtedness and not a distribution, and no part of the loan proceeds will be subject to current federal income tax. Interest on the loan generally will not be tax deductible.

After the first 15 Policy Years, the proceeds from a partial surrender will be subject to federal income tax only to the extent they exceed your "basis" in your Policy. (Your basis generally will equal the premiums you have paid, less the amount of any previous distributions from your Policy that were not taxable.) During the first 15 Policy Years, the proceeds from a partial surrender or a reduction in insurance coverage could be subject to federal income tax, under a complex formula, to the extent that your Cash Value exceeds your basis in your Policy.

On the Maturity Date or upon full surrender, any excess of the proceeds we pay (including amounts we use to discharge any Policy loan) over your basis in the Policy will be subject to federal income tax. In addition, if a Policy terminates after a grace period while there is a Policy loan, the cancellation of such loan and accrued loan interest will be treated as a distribution and could be subject to tax under the above rules. Finally, if you make an assignment of rights or benefits under your Policy, you may be deemed to have received a distribution from the Policy, all or part of which may be taxable.

Taxation of pre-death distributions if your Policy is a modified endowment contract (MEC). If your Policy is a MEC, any distribution from your Policy during the Insured's lifetime will be taxed on an "income-first" basis. Distributions for this purpose include (1) loan proceeds (including any increase in the loan amount to pay interest on an existing loan or an assignment or a pledge to secure a loan) or (2) partial surrender. Any such distributions will be considered taxable income to you to the extent your Cash Value exceeds your basis in the Policy. (For MECs, your basis is similar to the basis described above for other Policies, except that it also would be increased by the amount of any prior loan under your Policy that was considered taxable income to you.) For purposes of determining the taxable portion of any distribution, all MECs issued by the same insurer (or its affiliate) to the same owner (excluding certain qualified plans) during any calendar year are aggregated. The U.S. Treasury Department has authority to prescribe additional rules to prevent avoidance of "income-first" taxation on distributions from MECs.

A 10% penalty will apply to the taxable portion of most distributions from a Policy that is a MEC. The penalty will not, however, apply to distributions
(1) to taxpayers 59 1/2 years of age or older, (2) in the case of a "disability" (as defined in the Code), or (3) received as part of a series of substantially equal periodic annuity payments for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her Beneficiary. If your Policy terminates after a grace period while there is a Policy loan, the cancellation of such loan will be treated as a distribution to the extent not previously treated as such and could be subject to federal income tax, including the 10% penalty, as described above. In addition, on the Maturity Date and upon a full surrender, any excess of the proceeds we pay (including any amounts we use to discharge any loan) over your basis in the Policy will be subject to federal income tax and, unless an exception applies, the 10% penalty.

Distributions that occur during a Policy Year in which your Policy becomes a MEC, and during any subsequent Policy Years, will be taxed as described in the two preceding paragraphs. In addition, distributions from a Policy within two years before it becomes a MEC also will be subject to tax in this manner. This means that a distribution

                                  VUL Policy 33
made from a Policy that is not a MEC could later become taxable as a distribution from a MEC. The Treasury Department has been authorized to prescribe rules that would treat similarly other distributions made in anticipation of a Policy becoming a MEC.

Policy lapses and reinstatements. A Policy that has lapsed may have the tax consequences described above, even though you may be able to reinstate that Policy. For tax purposes, some reinstatements may be treated as the purchase of a new life insurance contract.

Terminal illness rider. Amounts received under an insurance policy on the life of an individual who is "terminally ill," as defined by the Code, are generally excludable from the payee's gross income. We believe that the benefits provided under our terminal illness rider meet the Code's definition of terminally ill and can qualify for this income tax exclusion. This exclusion does not apply, however, to amounts paid to someone other than the Insured, if the payee has an insurable interest in the Insured's life because the Insured is a director, officer or employee of the payee or by reason of the Insured's being financially interested in any trade or business carried on by the payee.

Diversification. Under Section 817(h) of the Code, the Treasury Department has issued regulations that implement investment diversification requirements for insurance company separate accounts - for these purposes, each Variable Fund Account is treated as a separate account. Failure to comply with these regulations would disqualify your Policy as a life insurance contract for federal tax purposes. If this occurred, you would be subject to federal income tax on the income under the Policy for the period of the disqualification and all subsequent periods. Each Variable Fund Account, through the underlying
Fund in which it invests, intends to continue to comply with these requirements.

In connection with the issuance of the diversification regulations in 1986, the Treasury Department stated that guidance would be provided concerning the circumstances in which an insurance policy owner's control of a separate account's investments may cause that owner, rather than the insurance company, to be treated as owning the assets in the account. If you (rather than USAA
Life) were considered the owner of the Separate Account's assets attributable to your Policy, income and gains from the account would be included in your gross income currently for federal income tax purposes. USAA Life reserves the right to amend the Policies in any way necessary to avoid any such result. As of the date of this Prospectus, no such guidance has been issued, although the Treasury Department has informally indicated that any such guidance could limit the number of investment funds or the frequency of transfers among such funds. These guidelines may apply only prospectively, although retroactive application is possible if such standards are considered not to embody a new position.

Federal estate and generation-skipping taxes. If the Insured is the Policy Owner, the death benefit under the Policy will be includable in the Owner's estate for federal estate tax purposes. If the Owner is not the Insured, under certain conditions only an amount approximately equal to the cash surrender value of the Policy would be so includable. In general, taxable estates of less than $1,000,000 for decedents dying during 2003 (increasing incrementally to $3,500,000 in 2009) ("exclusion amount") will not incur a federal estate tax liability. In addition, an unlimited marital deduction is available for federal estate tax purposes.

As a general rule, if a "transfer" of property is made to a person two or more generations younger than the donor, a federal tax is payable at rates similar to the maximum federal estate tax rate in effect at the time. The generation-skipping tax provisions generally apply to "transfers" that would be subject to the federal estate tax rules. Individuals are generally allowed an aggregate generation-skipping tax exemption of $1,100,000 for 2003, and thereafter an exemption equal to the exclusion amount. Because these rules are complex, you should consult with a qualified tax advisor for specific information, especially where benefits are passing to younger generations.

If the Owner of the Policy is not the Insured, and the Owner dies before the Insured, the value of the Policy, as determined for federal estate tax purposes, is includable in the federal gross estate of the Owner for those purposes.

Pension and profit-sharing plans. If Policies are purchased by a trust that forms part of a pension or profit-sharing plan qualified under Section 401(a) of the Code (a "plan") for the benefit of participants covered under the plan, the federal income tax treatment of such Policies will be somewhat different from that described above.

If insurance is purchased for a participant as part of a plan, the reasonable net annual premium cost for such insurance is treated as ordinary income to the participant. The amount so treated is the lower of the IRS "P.S. 58"

                                  VUL Policy 34
table cost or the life insurance company's actual rates for standard risks. If the plan participant dies while covered by the plan and the Policy proceeds are paid to the participant's Beneficiary, then the excess of the death benefit over the Policy's Cash Value will not be subject to federal income tax. However, the Policy's Cash Value will generally be taxable to the extent it exceeds the participant's cost basis in the Policy, which will generally include the costs of insurance previously taxable as income to the participant. Special rules may apply if the participant had borrowed from the Policy or was an owner-employee under the plan.

There are limits on the amounts of life insurance that may be purchased on behalf of a participant in a plan. Complex rules, in addition to those discussed above, apply whenever life insurance is purchased by a plan. You should consult a qualified tax advisor.

Other employee benefit programs. Complex rules may also apply when a Policy is held by an employer or a trust, or acquired by an employee, in connection with the provision of other employee benefits. These Policy Owners must consider whether the Policy was applied for by or issued to a person having an insurable interest under applicable state law and with the Insured person's consent. The lack of an insurable interest or consent may, among other things, affect the qualification of the Policy as life insurance for federal tax purposes and the right of the Beneficiary to receive a death benefit.

ERISA. Employers and employer-created trusts may be subject to reporting, disclosure and fiduciary obligations under the Employee Retirement Income Security Act of 1974. You should consult a qualified legal advisor.

When we withhold income taxes. Generally, unless you provide us with an election to the contrary before we make the distribution, we are required to withhold income tax from any proceeds we distribute as part of a taxable transaction under your Policy. In some cases, where generation-skipping taxes may apply, we may also be required to withhold for such taxes unless we are provided satisfactory written notification that no such taxes are due.

Tax changes. The U.S. Congress frequently considers legislation that, if enacted, could change the tax treatment of life insurance policies. In addition, the Treasury Department may amend existing regulations, issue regulations on the qualification of life insurance and MECs, or adopt new interpretations of existing law. State and local tax laws or, if you are not a U.S. citizen or resident, foreign tax laws, may also affect the tax consequences to you, the Insured, or your Beneficiary, and are subject to change. Any changes in federal, state, local, or foreign tax law or interpretation could have a retroactive effect. We suggest you consult a qualified tax advisor.

TAXATION OF USAA LIFE
USAA Life is taxed as a life insurance company under the Code. USAA Life does not initially expect to incur any federal income tax liability on the earnings or the realized capital gains attributable to any Variable Fund Account. If, in the future, USAA Life determines that a Variable Fund Account may incur federal income tax, then we may assess a charge against the Variable Fund Accounts for that tax. Any charge will reduce the Policy's Cash Value.

We may have to pay state, local, or other taxes in addition to applicable taxes based on premiums. At present, these taxes are not substantial. If they increase, we may make charges for such taxes when they are attributable to the Separate Account or allocable to the Policies.

LEGAL PROCEEDINGS
-----------------
USAA LIFE, LIKE OTHER LIFE INSURANCE COMPANIES, IS INVOLVED IN LAWSUITS, INCLUDING CLASS ACTION LAW SUITS. IN SOME CLASS ACTION AND OTHER LAWSUITS INVOLVING INSURERS, SUBSTANTIAL DAMAGES HAVE BEEN SOUGHT AND/OR MATERIAL SETTLEMENT PAYMENTS HAVE BEEN MADE. ALTHOUGH THE OUTCOME OF ANY LITIGATION CANNOT BE PREDICTED WITH CERTAINTY, USAA LIFE BELIEVES THAT, AS OF THE DATE OF THIS PROSPECTUS, THERE ARE NO PENDING OR THREATENED LAWSUITS THAT WILL HAVE A MATERIALLY ADVERSE IMPACT ON USAA LIFE OR THE SEPARATE ACCOUNT.

FINANCIAL STATEMENTS
--------------------
The financial statements for the Separate Account and USAA Life appear in the SAI. To obtain a copy of the SAI, call us at 1-800-531-2923.

                                  VUL Policy 35

You should consider our financial statements only as bearing on our ability to meet our obligations under the Contracts. Our financial statements do not bear on the investment performance of the Separate Account.

DEFINITIONS

IN THIS PROSPECTUS:
-------------------

ACCUMULATION UNIT or UNIT means an accounting unit of measure that we use to calculate values in each Variable Fund Account. The value of one unit is known as the Accumulation Unit Value ("AUV").

ADMINISTRATIVE CHARGE means a monthly charge deducted from the Policy's Cash Value during the first Policy Year only. The Administrative Charge compensates us for the start-up expenses we incur in issuing the Policy. The Administrative Charge is shown on the Policy Information Page.

ANNIVERSARY means the same date each succeeding year as the Effective Date of the Policy.

ANNUAL TARGET PREMIUM PAYMENT means an annual amount of premium payment that we establish when we issue your Policy. It is shown on the Policy Information Page. We use it to determine whether a premium charge will be deducted from premium payments, whether a surrender charge is imposed on a full surrender, and whether the Guaranteed Death Benefit applies.

BENEFICIARY means the person or entity designated to receive the death benefit upon the Insured's death.

CASH SURRENDER VALUE means your Policy Cash Value less the surrender charge, if any, payable on full surrender of your Policy.

CASH VALUE, on the Effective Date, means the Net Premium less the Monthly Deduction for the following month. Thereafter, on any Valuation Date, Cash Value means the sum of:
         o   your Policy's value that you invest in the Variable Fund Accounts;
         o plus, if applicable, any value that is held in USAA Life's general account to secure any Policy loan;
         o plus any interest earnings we credit on the value held in the general account;
         o less the amount of any outstanding loan including any unpaid loan interest; and
         o less any Monthly Deductions, transfer charges, and partial surrender charges we apply through that date.

DATE OF RECEIPT means the date we actually receive the item at our Home Office, subject to two exceptions:
         o IF WE RECEIVE THE ITEM ON A DATE OTHER THAN A VALUATION DATE, THE DATE OF RECEIPT WILL BE THE FOLLOWING VALUATION DATE; AND
         o if we receive the item on a Valuation Date after close of regular trading of the New York Stock Exchange, the Date of Receipt will be the following Valuation Date.

DEATH BENEFIT means the benefit we pay in accordance with the death benefit option in effect on the Insured's death (1) reduced by any Indebtedness and any due and unpaid Monthly Deductions; and (2) increased by any optional insurance benefits provided by rider.

DEATH BENEFIT OPTION means one of the two death benefit options that the Policy provides, namely, Option A and Option B. Option A is the greater of the current Specified Amount or the Minimum Amount Insured. Option B is the greater of the current Specified Amount, plus the Policy's Cash Value, or the Minimum Amount Insured.

EFFECTIVE DATE means the date we approve the application and issue your Policy or the date we approve any increase in Specified Amount under your Policy. The Effective Date is shown on the Policy Information Page.

FREE LOOK PERIOD means the period of time required by state law during which you may return the Policy for cancellation and receive a refund. The Free Look Period is shown on the Policy Information Page. You may cancel your Policy within 10 days of receipt (or a longer period depending on where you reside). Your initial premium

                                  VUL Policy 36
payment allocated to any of the Variable Fund Accounts is invested in the Vanguard Money Market Portfolio Variable Fund Account during the Free Look Period plus 5 calendar days. (See "Free Look Right.")

FUND means an investment portfolio that has specific investment objectives and policies and is offered by a mutual fund.

GUARANTEED DEATH BENEFIT means that if you pay a sufficient amount of premium, we guarantee your Policy will not lapse during the first 5 Policy Years.

HOME OFFICE means USAA Life Insurance Company, USAA Building, 9800 Fredericksburg Road, San Antonio, Texas 78288.

INDEBTEDNESS means the sum of all unpaid Policy loans and any unpaid accrued interest due on such loans.

INSURED means the person whose life is insured. The Insured is identified on the Policy Information Page. The Insured may or may not be the Owner.

LAPSE means your Policy has terminated because of insufficient Cash Value from which to deduct the Monthly Deduction and any loan interest then due. No insurance coverage exists when your Policy has lapsed.

MAINTENANCE CHARGE means a monthly charge that we deduct from the Policy's Cash Value. The Maintenance Charge compensates us for recurring administrative expenses related to the maintenance of the Policy and the Separate Account.
The Maintenance Charge is shown on the Policy Information Page.

MATURITY DATE means the date that we will pay your Policy's Cash Value to you, as long as the Policy has not terminated because of lapse, full surrender, or the Insured's death. The Maturity Date is shown on the Policy Information Page.

MONTHLY ANNIVERSARY means the same date of each succeeding month as the Effective Date of your Policy.

MONTHLY DEDUCTION means a charge we make under your Policy each month against the Policy's Cash Value. The charge is equal to:
         o   the cost of insurance and any riders; plus
         o the Administrative Charge that is applied during the first 12 months that the Policy is in effect; plus
         o   the Maintenance Charge.

MINIMUM AMOUNT INSURED means the minimum amount of life insurance required by the Internal Revenue Code to qualify your Policy as life insurance and to exclude the death benefit from a Beneficiary's taxable income.

NET ASSET VALUE ("NAV") means the current value of each Fund's total assets, less all liabilities, divided by the total number of shares outstanding.

NET PREMIUM PAYMENT means the amount of a premium payment less the Policy's premium charge.

NOTICE TO US means your signed statement that we receive at our Home Office and that is in a form satisfactory to us.

OWNER means the person to whom we owe the rights and privileges of the Policy.

POLICY INFORMATION PAGE means the page that identifies certain information about the Policy and specifies certain terms of the Policy.

POLICY YEAR means a period of 12 calendar months starting with the Effective Date of the Policy, and each 12-month period thereafter. For example, if your Policy was issued on July 15, your first Policy Year would end on the following July 14. Each subsequent Policy Year would start on July 15 and end on July 14.

PREMIUM CHARGE means an amount that we deduct from premium payments to compensate us for sales charges and taxes related to the Policy.

                                  VUL Policy 37

SEPARATE ACCOUNT means the Life Insurance Separate Account of USAA Life Insurance Company. The Separate Account is an investment account established under Texas law through which we invest the Net Premium Payments we receive for investment in the Variable Fund Accounts under the Policy. The Separate
Account is divided into subdivisions called the Variable Fund Accounts. Each Variable Fund Account invests the Net Premium Payments allocated to it in a particular Fund. We own the assets of the Separate Account. To the extent that the assets are equal to the reserves and other contractual liabilities, they are not chargeable with liabilities arising out of any other business of ours. We credit or charge the income, gains, and losses, realized or unrealized, from the assets of the Separate Account to or against the Separate Account without regard to our other income, gains or losses. We registered the Separate Account as an investment company under federal securities law.

SPECIFIED AMOUNT means the minimum death benefit payable as long as the Policy is in effect. It is also the amount of life insurance we issue. The specified amount is shown on the Policy Information Page.

SURRENDER CHARGE means an amount that we may deduct from your Policy's Cash Value if you surrender your Policy in full.

VALUATION DATE means any business day, Monday through Friday, on which the New York Stock Exchange is open for regular trading, except
          o any day on which the value of the shares of a Fund is not computed, or
          o any day during which no order for the purchase, surrender or transfer of Accumulation Units is received.

VALUATION PERIOD means the period of time from the end of any Valuation Date to the end of the next Valuation Date.

VARIABLE FUND ACCOUNT means a subdivision of the Separate Account in which you may invest Net Premium Payments. The Policy provides several Variable Fund Accounts. Each Variable Fund Account corresponds to a particular Fund. Net Premium Payments that you allocate to a Variable Fund Account are invested in a particular Fund. We also refer to the Variable Fund Accounts as Accounts in this Prospectus.

WE, OUR, US, OR USAA LIFE means USAA Life Insurance Company.

YOU, YOUR OR YOURS refers to the Owner of the Policy.

                                  VUL Policy 38

STATEMENT OF ADDITIONAL INFORMATION
-----------------------------------

A Statement of Additional Information, with the same date as this prospectus, containing further information about the Life Insurance Separate Account of USAA Life Insurance Company and the Variable Universal Life Insurance Policy is available from us upon request. It has been filed with the SEC and is incorporated by reference into this prospectus. In addition, you may order a personalized illustration of death benefits, cash surrender values, and Cash Values, without charge, from us. To request a Statement of Additional Information, a personalized illustration or any information about your Policy call us at 1-800-531-2923 or write to us at 9800 Fredericksburg Road, San Antonio, TX 78288.

Information about the Life Insurance Separate Account of USAA Life Insurance Company (including the Statement of Additional Information) can be reviewed and copied at the Securities and Exchange Commission's Public Reference Room in Washington, DC or at the SEC's website, http://www.sec.gov. Copies of this information may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the Commission, 450 Fifth Street, NW, Washington, DC, 20549-0102. You can also call the SEC at 1-202-942-8090.

We have not authorized anyone to give any information or make any representations other than those contained in this Prospectus, the Statement of Additional Information or other material filed with the SEC (or any sales literature we approve) in connection with the offer of the Policies described in this prospectus. You may not rely on any such information or representations, if made. This Prospectus does not constitute an offer in any jurisdiction to any person to whom such offer would be unlawful.

The table of contents for the Statement of Additional Information is as follows:

         Additional Information About Operation of Policies and Separate Account Special Considerations
         State Regulation of USAA Life
         Underwriters
         Performance Data
         Legal Matters
         Independent Auditors
         Financial Statements
         Appendix A - Hypothetical Illustration

                                    Investment Company Act File Number 811-08625

                                  VUL Policy 39

                       Life Insurance Separate Account of
                          USAA Life Insurance Company
                                  (Registrant)

                          USAA Life Insurance Company
                                  (Depositor)

                            9800 Fredericksburg Road
                            San Antonio, Texas 78288
                                 1-800-531-2923

                      STATEMENT OF ADDITIONAL INFORMATION
                    VARIABLE UNIVERSAL LIFE INSURANCE POLICY
                                  May 1, 2003

This Statement of Additional Information ("SAI") contains additional information regarding the Variable Universal Life Insurance Policy (the "Policy") offered by USAA Life Insurance Company. This SAI is not a prospectus, and should be read together with the prospectus for the Policy dated May 1, 2003 and the prospectuses for the Funds. You may obtain a copy of these prospectuses by calling us at 1-800-531-2923 or by writing to us at the address above.

================================================================================

                               TABLE OF CONTENTS

ADDITIONAL INFORMATION ABOUT OPERATION OF POLICIES AND SEPARATE ACCOUNT.....  2
   The Policies.............................................................  2
   Incontestability.........................................................  2
   Misstatement of Age or Sex...............................................  2
   Suicide Exclusion........................................................  2
   Nonparticipating Policy..................................................  3
   Reports and Records......................................................  3
SPECIAL CONSIDERATIONS......................................................  3
STATE REGULATION OF USAA LIFE...............................................  3
UNDERWRITERS................................................................  4
PERFORMANCE DATA............................................................  4
LEGAL MATTERS...............................................................  5
INDEPENDENT AUDITORS........................................................  5
FINANCIAL STATEMENTS........................................................  5

Appendix A - Hypothetical Illustration

                                  VUL SAI 1

ADDITIONAL INFORMATION ABOUT OPERATION OF POLICIES AND SEPARATE ACCOUNT
-----------------------------------------------------------------------

THE POLICIES
The Policy is a legal contract between you and us. The consideration for issuing the Policy is:
          o   completion of the application, and
          o   payment of the first full premium.

The entire contract consists of:
          o   your Policy,
          o   your Policy application, and
          o any supplemental applications, riders, endorsements, and amendments.

     WE WILL CONSIDER STATEMENTS IN THE APPLICATION AS REPRESENTATIONS AND NOT WARRANTIES. WE WILL NOT USE ANY REPRESENTATION TO VOID YOUR POLICY OR DEFEND A CLAIM UNDER YOUR POLICY UNLESS IT IS CONTAINED IN YOUR WRITTEN APPLICATION OR SUPPLEMENTAL APPLICATION. ONLY THE PRESIDENT OR SECRETARY OF USAA LIFE HAS AUTHORITY TO CHANGE OR WAIVE A PROVISION OF YOUR POLICY, AND THEN ONLY IN WRITING.

All requests for changes to your Policy must be clear and in writing, and must be received by our Home Office.

This Policy is subject to the laws of the state where it is issued. To the extent that the Policy may not comply, it will be interpreted and applied to comply.

INCONTESTABILITY
We will not contest a Policy, or any increase in Specified Amount, except for lapse or fraud, after the Policy or increase has been in effect during the Insured's lifetime for 2 years. Each increase in the Specified Amount will have its own 2-year contestable period beginning with the Effective Date of the increase. During any 2-year contestable period, we have the right to contest the validity of your Policy based on material misstatements made in the application or any supplemental application. The 2-year contestable period begins on the Effective Date of your Policy, or, in the case of an increase, on the date the increase is approved and made effective.

If your Policy is reinstated after lapse, a new 2-year contestable period begins on the date of reinstatement. If the Policy has been in force for 2 years during the lifetime of the Insured, it will be contestable only as to statements made in the reinstatement application. If the Policy has been in force for less than 2 years, it will be contestable as to statements made in any reinstatement applications as well as the initial application.

The incontestability provisions do not apply to optional insurance benefits added to your Policy by rider. Each rider contains its own incontestability provision.

If we contest and rescind your Policy, you will receive your premiums paid, less any Indebtedness and any previous partial surrenders.

MISSTATEMENT OF AGE OR SEX
Age means the Insured's age on his or her last birthday. If the Insured's age or sex has been misstated on the application or any supplemental application, we will adjust the Cash Value and death benefit to those based on the correct Monthly Deductions, based on the correct age or sex, since the Policy's Effective Date.

SUICIDE EXCLUSION
Your Policy does not cover suicide by the Insured, while sane or insane, during an exclusion period after the Policy's Effective Date. This exclusion period is generally 2 years from the Policy's Effective Date but may vary by state.
If the Insured commits suicide during this period, our sole liability will be to refund all premiums paid, less any Indebtedness and previous partial surrenders. We will not pay any death benefit in those circumstances.

If your Policy lapses and is later reinstated, we will measure the 2-year suicide exclusion period from the Effective Date of reinstatement. If you increase your Policy's Specified Amount, we will measure the 2-year suicide exclusion period for the increase from the increase's Effective Date. If the Insured dies as a result of suicide (whether sane or insane) during the separate 2-year suicide exclusion period, we will only pay the death benefit attributable to the initial Specified Amount (on which the 2-year suicide exclusion period has expired). We will refund the premium payments less any Indebtedness and any partial surrenders attributable to the increase in the Specified Amount.

                                  VUL SAI 2

NONPARTICIPATING POLICY
YOUR POLICY IS "NONPARTICIPATING," WHICH MEANS YOU WILL NOT SHARE IN ANY OF OUR PROFITS OR SURPLUS EARNINGS. WE WILL NOT PAY DIVIDENDS ON YOUR POLICY.

REPORTS AND RECORDS
We will maintain all records relating to the Policy and the Separate Account. We will mail to you a Policy annual statement showing:
          o   the amount of death benefit;
          o   the Cash Value;
          o   any Indebtedness;
          o   any loan interest charge;
          o   any loan repayment since the last annual statement;
          o   any partial surrender since the last annual statement;
          o   all premium payments since the last annual statement;
          o   all deductions and charges since the last annual statement; and
          o other pertinent information required by any applicable law or regulation, or that we deem helpful to you.

We will mail the statement within 30 days after the Policy's anniversary, or, at our discretion, within 30 days after the end of each calendar year showing information as of a date not more than 60 days prior to the mailing of the annual statement. We also will send you periodic reports for the Funds that correspond to the Variable Fund Accounts, periodic reports for the Separate Account, and any other information, as required by state and federal law.

We will mail confirmation notices (or other appropriate notification) promptly at the time of the following transactions:
          o   Policy issue;
          o   receipt of premium payments;
          o   transfers among Variable Fund Accounts;
          o   change of premium allocation;
          o   change of death benefit option;
          o   increases or decreases in Specified Amount;
          o   partial surrenders;
          o   receipt of loan repayments; and
          o   reinstatement.

SPECIAL CONSIDERATIONS
----------------------
The Funds managed by the Vanguard Group, Fidelity Management & Research Company, Deutsche Investment Management Americas, Fred Alger Management,
Barrow Hanley Mewhinney & Strauss, Granahan Investment Management, Grantham Mayo Van Otterloo & Co., Schroder Investment Management, Marsico Capital Management, MFS Investment Management, and Wellington Management may offer shares to separate accounts of unaffiliated life insurance companies to fund benefits under variable annuity contracts and variable life insurance policies. The Funds managed by USAA Investment Management Company ("USAA IMCO") offer shares only to our separate accounts to fund benefits under the Policies and the variable annuity contracts that we offer. The boards of directors or trustees of these Funds monitor for possible conflicts among separate accounts buying shares of the Funds. Conflicts could develop for a variety of reasons. For example, differences in treatment under tax and other laws or the failure by a separate account to comply with such laws could cause a conflict. To eliminate a conflict, a Fund's board of directors or trustees may require a separate account to withdraw its participation in a Fund. A Fund's Net Asset Value (NAV) could decrease if it had to sell investment securities to pay redemption proceeds to a separate account withdrawing because of a conflict.

STATE REGULATION OF USAA LIFE
-----------------------------
USAA Life, a stock life insurance company organized under the laws of Texas, is subject to regulation by the Texas Department of Insurance. An annual statement is filed with the Texas Department of Insurance on or before March 1st of each year covering the operations and reporting on the financial condition of USAA Life as of December 31 of the preceding year. Periodically, the Commissioner of Insurance examines the liabilities and reserves of USAA Life and the Separate Account and certifies their adequacy.

                                  VUL SAI 3

In addition, USAA Life is subject to the insurance laws and regulations of all other states and jurisdictions where it is licensed. Generally, the Insurance Department of any other state applies the laws of the state of Texas in determining USAA Life's permissible investments.

UNDERWRITERS
------------
We intend to sell the Policy in all states in which we are licensed and the District of Columbia. USAA IMCO, located at 9800 Fredericksburg Road, San Antonio, Texas 78288, is the principal underwriter distributing the Policy. USAA IMCO, a Delaware corporation, organized in May 1970, is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer and is an active member of the National Association of Securities Dealers, Inc. USAA IMCO is a wholly owned subsidiary of USAA and is an affiliate of USAA Life.

The Policy will be sold by licensed life insurance sales representatives who are also registered representatives of USAA IMCO. These licensed insurance sales representatives are salaried employees of USAA Life and receive neither direct nor indirect commissions nor any renewal commissions from the sale of the Policies. The Policies are sold and premium payments are accepted on a continuous basis.

USAA IMCO serves as principal underwriter for the Policies pursuant to an amended and restated Distribution and Administration Agreement with USAA Life dated March 30, 1998. Pursuant to this agreement, USAA Life bears the cost of the salaries of the sales representatives who sell the Policies and substantially all other distribution expenses of the Policies. The agreement terminates upon its assignment or upon at least 60 days notice by either party. USAA IMCO serves as both principal underwriter and investment adviser for the following registered investment companies: USAA Tax Exempt Fund, Inc., USAA Investment Trust, USAA State Tax-Free Trust, USAA Mutual Fund, Inc., and USAA Life Investment Trust. In addition, USAA IMCO serves as principal underwriter for the Separate Account of USAA Life, a registered investment company.

PERFORMANCE DATA
----------------
From time to time, we may quote performance information for the Variable Fund Accounts of the Separate Account in advertisements, sales literature, or reports to Owners or prospective investors.

We may quote performance information in any manner permitted under applicable law. We may, for example, present such information as a change in a hypothetical Owner's Cash Value or death benefit. We also may present the yield or total return of the Variable Fund Accounts based on a hypothetical investment in a Policy. The performance information shown may cover various periods of time, including periods beginning with the commencement of the operations of the Variable Fund Account or the Fund in which it invests. The performance information shown may reflect the deduction of only some of the applicable charges to the Policy. We may, for example, exclude the deduction of one or more charges, such as the premium charge or surrender charge, and we generally expect to exclude cost of insurance charges because of the individual nature of these charges.

The "yield" of a Variable Fund Account refers to the income generated by an investment in the Variable Fund Account over the period specified in the advertisement, excluding realized and unrealized capital gains and losses in the corresponding fund's investments. This income is then "annualized" and shown as a percentage of the investment. We also may advertise the "effective yield" of the Vanguard Money Market Portfolio Variable Fund Account, which is calculated similarly, but, when annualized, the income earned by an investment in the Vanguard Money market Portfolio Variable Fund Account is assumed to be reinvested. The "effective yield" will be slightly higher than the "yield" because of the compounding effect of this assumed reinvestment.

The "total return" of a Variable Fund Account is the total change in value of an investment in the Variable Fund Account over a period of time specified in the advertisement. "Average annual total return" is the rate of return that would produce that change in value over the specified period, if compounded annually. "Cumulative total return" is the total return over the entire specified period expressed as a percentage.

Neither yield nor total return figures reflect deductions for Policy charges such as the premium charge, surrender charges, administrative and maintenance fees, and cost of insurance charges. Yield and total return figures would be lower if Policy charges were included.

We may compare a Variable Fund Account's performance to that of other variable life separate accounts or investment products, as well as to generally accepted indices or analyses, such as those provided by research firms and rating services. In addition, we may use performance ratings that may be reported periodically in financial publications, such as Money Magazine, Forbes, Business Week, Fortune, Financial Planning, and The Wall Street

                                  VUL SAI 4

Journal. We also may advertise ratings of USAA Life's financial strength or claims-paying ability as determined by firms that analyze and rate insurance companies and by nationally recognized statistical rating organizations.

We may from time to time provide advertisements, sales literature or tools to assist you in choosing your investment options by defining your asset allocation strategy and appropriate risk tolerance.

Performance information for any Variable Fund Account reflects the performance of a hypothetical Policy and are not illustrative of how actual investment performance would affect the benefits under your Policy. Therefore, you should not consider such performance information to be an estimate or guarantee of future performance.

LEGAL MATTERS
-------------
The firm of Kirkpatrick & Lockhart LLP, Washington, D.C., has advised USAA Life on certain federal securities law matters. All matters of Texas law pertaining to the Policy, including the validity of the Policy and USAA Life's right to issue the Policy under Texas insurance law, have been passed upon by Cynthia A. Toles, Vice President and Assistant Secretary of USAA Life.

INDEPENDENT AUDITORS
--------------------
The audited financial statements and financial highlights of the Separate Account as of December 31, 2002, and for each of the years or periods presented, and the audited consolidated financial statements of USAA Life Insurance Company and its subsidiaries as of December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002, are included in this SAI or will be included in an amendment to this SAI. The information has been audited by KPMG LLP, independent certified public accountants, through their offices located at 112 E. Pecan, Suite 2400, San Antonio, Texas 78205.

FINANCIAL STATEMENTS
--------------------

                                  VUL SAI 5

                          INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS OF USAA LIFE INSURANCE COMPANY AND POLICYOWNERS OF THE LIFE INSURANCE SEPARATE ACCOUNT OF USAA LIFE INSURANCE COMPANY:

We have audited the accompanying statements of assets and liabilities as of December 31, 2002, the related statements of operations, the statements of changes in net assets, and financial highlights presented in note 6 for each of the years or periods presented, for the 18 variable fund accounts available within the Life Insurance Separate Account of USAA Life Insurance Company: USAA Life Growth and Income, USAA Life Aggressive Growth, USAA Life World Growth, USAA Life Diversified Assets, USAA Life Income, Vanguard Diversified Value Portfolio, Vanguard Equity Index Portfolio, Vanguard Mid-Cap Index Portfolio, Vanguard Small Company Growth Portfolio, Vanguard International Portfolio, Vanguard REIT Index Portfolio, Vanguard High Yield Bond Portfolio, Vanguard Money Market Portfolio, Fidelity VIP II Contrafund. Portfolio, Fidelity VIP Equity-Income Portfolio, Fidelity VIP III Dynamic Cap Appreciation Portfolio, Scudder Capital Growth Portfolio, and Alger American Growth Portfolio. These financial statements and financial highlights are the responsibility of the Life Insurance Separate Account's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Investments owned at December 31, 2002 were verified by confirmation with the investment custodian of the underlying portfolios of the USAA Life Investment Trust or through confirmation with the transfer agents of the other portfolios. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of the aforementioned fund accounts of the Life Insurance Separate Account of USAA Life Insurance Company as of December 31, 2002 and the results of their operations, the changes in their net assets, and financial highlights for each of the years or periods presented, in conformity with accounting principles generally accepted in the United States of America.

                                  /s/ KPMG LLP

San Antonio, Texas
January 31, 2003

         LIFE INSURANCE SEPARATE ACCOUNT OF USAA LIFE INSURANCE COMPANY
                      STATEMENTS OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2002
                      (In Thousands, Except Per Unit Data)

                          FUND ACCOUNTS INVESTING IN:
--------------------------------------------------------------------------------

                                                                                               VVIF
                           USAA LIFE    USAA LIFE    USAA LIFE     USAA LIFE                DIVERSIFIED                   VVIF MID-
                           GROWTH AND   AGGRESSIVE  WORLD GROWTH  DIVERSIFIED   USAA LIFE      VALUE       VVIF EQUITY    CAP INDEX
                          INCOME FUND  GROWTH FUND      FUND      ASSETS FUND  INCOME FUND   PORTFOLIO   INDEX PORTFOLIO  PORTFOLIO
                          -----------  -----------  ------------  -----------  -----------  -----------  ---------------  ---------
ASSETS:
  Investments at
     market value          $      564  $      796    $      211    $      575   $      302   $     133      $   1,162     $     274
                           ----------  ----------    ----------    ----------   ----------   ---------      ---------     ---------
  Net Assets               $      564  $      796    $      211    $      575   $      302   $     133      $   1,162     $     274
                           ==========  ==========    ==========    ==========   ==========   =========      =========     =========
Net Assets:
  Net assets attributable
     to policyowners'
     reserves              $      564  $      796    $      211    $      575   $      302   $     133      $   1,162     $     274
                           ==========  ==========    ==========    ==========   ==========   =========      =========     =========
  Units outstanding
     (accumulation)                32          67            15            29           18          17            145            33
                           ==========  ==========    ==========    ==========   ==========   =========      =========     =========
  Unit value
     (accumulation)        $17.449936  $11.836938    $14.273481    $19.611603   $17.110216   $7.947514      $7.995176     $8.397224
                           ==========  ==========    ==========    ==========   ==========   =========      =========     =========

                           VVIF SMALL                                                              FVIP        FVIP EQUITY-
                            COMPANY        VVIF                         VVIF HIGH  VVIF MONEY  CONTRAFUND(R)     INCOME
                            GROWTH     INTERNATIONAL     VVIF REIT     YIELD BOND    MARKET      PORTFOLIO,     PORTFOLIO,
                           PORTFOLIO     PORTFOLIO    INDEX PORTFOLIO   PORTFOLIO  PORTFOLIO   INITIAL CLASS  INITIAL CLASS
                           ----------  -------------  ---------------  ----------  ----------  -------------  -------------
ASSETS:
  Investments at
     market value          $     376     $     224       $      240     $     230   $   1,190     $     114     $     175
                           ---------     ---------       ----------     ---------   ---------     ---------     ---------
  Net Assets               $     376     $     224       $      240     $     230   $   1,190     $     114     $     175
                           =========     =========       ==========     =========   =========     =========     =========
Net Assets:
  Net assets attributable
     to policyowners'
     reserves              $     376     $     224       $      240     $     230   $   1,190     $     114     $     175
                           =========     =========       ==========     =========   =========     =========     =========
  Units outstanding
     (accumulation)               47            31               21            23         881            13            23
                           =========     =========       ==========     =========   =========     =========     =========
  Unit value
     (accumulation)        $8.065415     $7.120925       $11.252063     $9.946870   $1.350997     $8.561012     $7.771493
                           =========     =========       ==========     =========   =========     =========     =========

                             FVIP DYNAMIC
                                CAP.       SVS I CAPITAL      ALGER
                            APPRECIATION      GROWTH        AMERICAN
                              PORTFOLIO,     PORTFOLIO,      GROWTH
                            INITIAL CLASS  CLASS A SHARES   PORTFOLIO   TOTAL
                            -------------  --------------  ----------  --------
ASSETS:
  Investments at
     market value             $      37      $      370    $      816   $7,789
                              ---------      ----------    ----------   ------
  Net Assets                  $      37      $      370    $      816   $7,789
                              =========      ==========    ==========   ======
Net Assets:
  Net assets attributable
     to policyowners'
     reserves                 $      37      $      370    $      816   $7,789
                              =========      ==========    ==========   ======
  Units outstanding
     (accumulation)                   5              22            47
                              =========      ==========    ==========
  Unit value
     (accumulation)           $7.809482      $16.508497    $17.520609
                              =========      ==========    ==========

See accompanying Notes to Financial Statements.

         LIFE INSURANCE SEPARATE ACCOUNT OF USAA LIFE INSURANCE COMPANY
                            STATEMENTS OF OPERATIONS
                     YEAR OR PERIOD ENDED DECEMBER 31, 2002
                                 (In Thousands)

                           FUND ACCOUNTS INVESTING IN:
--------------------------------------------------------------------------------

                                           USAA LIFE    USAA LIFE    USAA LIFE      USAA LIFE                      VVIF
                                          GROWTH AND    AGGRESSIVE  WORLD GROWTH   DIVERSIFIED   USAA LIFE     DIVERSIFIED
                                          INCOME FUND  GROWTH FUND      FUND       ASSETS FUND  INCOME FUND  VALUE PORTFOLIO
                                          -----------  -----------  ------------  ------------  -----------  ---------------
NET INVESTMENT INCOME (LOSS):
  Income
     Dividends from investments              $   7        $   -         $  2          $ 14         $  13           $  2
                                             -----        -----         ----          ----         -----           ----
  Expenses
     Mortality and expense risk charge           4            6            2             4             2              1
                                             -----        -----         ----          ----         -----           ----
        Net investment income (loss)             3           (6)           -            10            11              1
                                             -----        -----         ----          ----         -----           ----
NET REALIZED AND UNREALIZED
 GAIN (LOSS) ON INVESTMENTS:
  Net realized gain (loss) on sale of
     investments                               (20)        (179)         (23)          (18)           (2)            (2)
  Capital gains distributions                   14            -            -            25             -              -
                                             -----        -----         ----          ----         -----           ----
        Net realized gain (loss)                (6)        (179)         (23)            7            (2)            (2)
  Change in net unrealized appreciation/
     depreciation                             (125)        (127)         (13)          (87)            9            (16)
                                             -----        -----         ----          ----         -----           ----
        Net realized and unrealized
           gain (loss) on investments         (131)        (306)         (36)          (80)            7            (18)
                                             -----        -----         ----          ----         -----           ----
INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS                  $(128)       $(312)        $(36)         $(70)        $  18           $(17)
                                             =====        =====         ====          ====         =====           ====

                                                                            VVIF SMALL
                                                                             COMPANY        VVIF                         VVIF HIGH
                                            VVIF EQUITY      VVIF MID-CAP     GROWTH    INTERNATIONAL     VVIF REIT      YIELD BOND
                                          INDEX PORTFOLIO  INDEX PORTFOLIO  PORTFOLIO     PORTFOLIO    INDEX PORTFOLIO   PORTFOLIO
                                          ---------------  ---------------  ----------  ------------   ---------------  ----------
NET INVESTMENT INCOME (LOSS):
  Income
     Dividends from investments                $   19            $  1         $   3         $  4             $ 6            $ 7
                                               ------            ----         -----         ----             ---            ---
  Expenses
     Mortality and expense risk charge              9               1             3            1               2              1
                                               ------            ----         -----         ----             ---            ---
        Net investment income (loss)               10               -             -            3               4              6
                                               ------            ----         -----         ----             ---            ---
NET REALIZED AND UNREALIZED
 GAIN (LOSS) ON INVESTMENTS:
  Net realized gain (loss) on sale of
     investments                                  (38)             (9)           (2)          (4)             (3)            (1)
  Capital gains distributions                      71               7            12            6               2              -
                                               ------            ----         -----         ----             ---            ---
        Net realized gain (loss)                   33              (2)           10            2              (1)            (1)
  Change in net unrealized appreciation/
     depreciation                                (338)            (32)         (111)         (44)             (8)            (1)
                                               ------            ----         -----         ----             ---            ---
        Net realized and unrealized
           gain (loss) on investments            (305)            (34)         (101)         (42)             (9)            (2)
                                               ------            ----         -----         ----             ---            ---
INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS                    $ (295)           $(34)        $(101)        $(39)            $(5)           $ 4
                                               ======            ====         =====         ====             ===            ===

                                                                                    FVIP DYNAMIC   SVS I CAPITAL
                                                         FVIP         FVIP EQUITY-      CAP           GROWTH       ALIGER
                                          VVIF MONEY  CONTRAFUND(R)     INCOME      APPRECIATION    PORTFOLIO,    AMERICAN
                                            MARKET     PORTFOLIO,      PORTFOLIO,     PORTFOLIO,     CLASS A       GROWTH
                                          PORTFOLIO   INITIAL CLASS  INITIAL CLASS  INITIAL CLASS     SHARES      PORTFOLIO
                                          ----------  -------------  -------------  -------------  ------------   ---------
NET INVESTMENT INCOME (LOSS):
  Income
     Dividends from investments             $  29         $   -           $  2           $  -          $   1        $   -
                                            -----         -----           ----           ----          -----        -----
  Expenses
     Mortality and expense risk charge         13             -              1              -              3            7
                                            -----         -----           ----           ----          -----        -----
        Net investment income (loss)           16             -              1              -             (2)          (7)
                                            -----         -----           ----           ----          -----        -----

NET REALIZED AND UNREALIZED
 GAIN (LOSS) ON INVESTMENTS:
  Net realized gain (loss) on sale of
     investments                                -             1             (6)             -           (179)        (233)
  Capital gains distributions                   -             -              2              -              -            -
                                            -----         -----           ----           ----          -----        -----
        Net realized gain (loss)                -             1             (4)             -           (179)        (233)
  Change in net unrealized appreciation/
     depreciation                               -            (9)           (24)            (2)            25         (149)
                                            -----         -----           ----           ----          -----        -----
        Net realized and unrealized
           gain (loss) on investments           -            (8)           (28)            (2)          (154)        (382)
                                            -----         -----           ----           ----          -----        -----
INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS                 $  16         $  (8)          $(27)          $ (2)         $(156)       $(389)
                                            =====         =====           ====           ====          =====        =====

See accompanying Notes to Financial Statements.

         LIFE INSURANCE SEPARATE ACCOUNT OF USAA LIFE INSURANCE COMPANY
                      STATEMENTS OF CHANGES IN NET ASSETS
               YEARS OR PERIODS ENDED DECEMBER 31, 2002 AND 2001
                                 (In Thousands)

                          FUND ACCOUNTS INVESTING IN:
--------------------------------------------------------------------------------

                                                                   USAA LIFE                                USAA LIFE
                                            USAA LIFE GROWTH       AGGRESSIVE      USAA LIFE WORLD      DIVERSIFIED ASSETS
                                             AND INCOME FUND      GROWTH FUND        GROWTH FUND               FUND
                                            -----------------   ----------------  -----------------   --------------------
                                             2002       2001     2002      2001     2002      2001      2002        2001
                                            -----------------   ----------------  -----------------   --------------------
FROM OPERATIONS:
   Net investment income (loss)             $   3      $   5    $  (6)    $  (6)   $   -     $   1    $    10     $     6
   Net realized gain (loss)                    (6)        15     (179)      (23)     (23)      (10)         7           8
   Change in net unrealized
      appreciation/depreciation              (125)       (50)    (127)     (201)     (13)      (25)       (87)         24
                                            ----------------    ---------------    ---------------    -------------------
         Increase (decrease) in net assets
            resulting from operations        (128)       (30)    (312)     (230)     (36)      (34)       (70)         38
                                            ----------------    ---------------    ---------------    -------------------
FROM POLICY TRANSACTIONS:
   Purchases and transfers in                 215        404      290       461       60       135        248         401
   Monthly deduction charges                  (36)       (27)     (53)      (48)     (12)      (10)       (23)        (13)
   Other redemptions                          (68)      (146)     (97)      (83)     (29)      (16)      (117)        (75)
                                            ----------------    ---------------    ---------------    -------------------
         Increase (decrease) in net assets
            from policy transactions          111        231      140       330       19       109        108         313
                                            ----------------    ---------------    ---------------    -------------------
               Net increase (decrease)
                  in net assets               (17)       201     (172)      100      (17)       75         38         351
NET ASSETS:
   Beginning of period                        581        380      968       868      228       153        537         186
                                            ----------------    ---------------    ---------------    -------------------
   End of period                            $ 564      $ 581    $ 796     $ 968    $ 211     $ 228    $   575     $   537
                                            ================    ===============    ===============    ===================
UNITS ISSUED AND REDEEMED
   Beginning balance                           26         16       56        38       13         7         24           9
   Units issued                                13         19       27        29        5         8         13          19
   Units redeemed                              (7)        (9)     (16)      (11)      (3)       (2)        (8)         (4)
                                            ----------------    ---------------    ---------------    -------------------
   Ending balance                              32         26       67        56       15        13         29          24
                                            ================    ===============    ===============    ===================

                                                USAA LIFE         VVIF DIVERSIFIED      **VVIF EQUITY-         *VVIF MID-CAP
                                               INCOME FUND        VALUE PORTFOLIO       INDEX PORTFOLIO       INDEX PORTFOLIO
                                            -------------------   -----------------   --------------------   ------------------
                                              2002      2001         2002     2001       2002       2001      2002       2001
                                            -------------------   -----------------   --------------------   ------------------
FROM OPERATIONS:
   Net investment income (loss)             $   11    $     8       $   1     $   -     $   10    $    (9)   $     -    $    -
   Net realized gain (loss)                     (2)       (10)         (2)        -         33       (158)        (2)       (6)
   Change in net unrealized
      appreciation/depreciation                  9         16         (16)        -       (338)         3        (32)        1
                                            -----------------       ---------------     -----------------    -----------------
         Increase (decrease) in net assets
            resulting from operations           18         14         (17)        -       (295)      (164)       (34)       (5)
                                            -----------------       ---------------     -----------------    -----------------
FROM POLICY TRANSACTIONS:
   Purchases and transfers in                  224        161         109        60        337        638        257       123
   Monthly deduction charges                   (17)       (10)         (4)        -        (56)       (45)       (11)       (2)
   Other redemptions                          (200)      (111)        (15)        -       (115)      (285)       (29)      (25)
                                            -----------------       ---------------     -----------------    -----------------
         Increase (decrease) in net assets
            from policy transactions             7         40          90        60        166        308        217        96
                                            -----------------       ---------------     -----------------    -----------------
               Net increase (decrease)
                  in net assets                 25         54          73        60       (129)       144        183        91
NET ASSETS:
   Beginning of period                         277        223          60         -      1,291      1,147         91         -
                                            -----------------       ---------------     -----------------    -----------------
   End of period                            $  302    $   277       $ 133     $  60     $1,162    $ 1,291    $   274    $   91
                                            =================       ===============     =================    =================
UNITS ISSUED AND REDEEMED
   Beginning balance                            17         15           6         -        125         97          9         -
   Units issued                                 15         10          13         6         46         67         30        13
   Units redeemed                              (14)        (8)         (2)        -        (26)       (39)        (6)       (4)
                                            -----------------       ---------------     -----------------    -----------------
   Ending balance                               18         17          17         6        145        125         33         9
                                            =================       ===============     =================    =================

                                              **VVIF SMALL            **VVIF              ***USAA LIFE
                                             COMPANY GROWTH        INTERNATIONAL          INTERNATIONAL     *VVIF REIT INDEX
                                                PORTFOLIO            PORTFOLIO                FUND             PORTFOLIO
                                            ------------------   -------------------    -----------------   ----------------
                                             2002       2001       2002       2001       2002       2001     2002      2001
                                            ------------------   -------------------    -----------------   ----------------
FROM OPERATIONS:
   Net investment income (loss)             $    -    $    (2)    $     3    $   (1)    $   -      $   -    $   4     $   -
   Net realized gain (loss)                     10         (5)          2       (24)        -         (5)      (1)        -
   Change in net unrealized
      appreciation/depreciation               (111)        36         (44)       (2)        -          2       (8)        4
                                            -----------------     -----------------     ----------------    ---------------
         Increase (decrease) in net assets
            resulting from operations         (101)        29         (39)      (27)        -         (3)      (5)        4
                                            -----------------     -----------------     ----------------    ---------------
FROM POLICY TRANSACTIONS:
   Purchases and transfers in                  189        179          85       150         -         10      370       107
   Monthly deduction charges                   (18)       (11)        (12)       (9)        -         (1)     (16)       (2)
   Other redemptions                           (73)         4          (3)      (19)        -        (53)    (218)        -
                                            -----------------     -----------------     ----------------    ---------------
         Increase (decrease) in net assets
            from policy transactions            98        172          70       122         -        (44)     136       105
                                            -----------------     -----------------     ----------------    ---------------
               Net increase (decrease)
                  in net assets                 (3)       201          31        95         -        (47)     131       109
NET ASSETS:
   Beginning of period                         379        178         193        98         -         47      109         -
                                            -----------------     -----------------     ----------------    ---------------
   End of period                            $  376     $  379     $   224    $  193     $   -      $   -    $ 240     $ 109
                                            =================     =================     ================    ===============
UNITS ISSUED AND REDEEMED
   Beginning balance                            35         18          22         9         -          4       10         -
   Units issued                                 23         19          13        17         -          1       33        10
   Units redeemed                              (11)        (2)         (4)       (4)        -         (5)     (22)        -
                                            -----------------     -----------------     ----------------    ---------------
   Ending balance                               47         35          31        22         -          -       21        10
                                            =================     =================     ================    ===============

                                                                                       *FVIP CONTRAFUND        *FVIP EQUITY-
                                            *VVIF HIGH YIELD        **VVIF MONEY         (R) PORTFOLIO,     INCOME PORTFOLIO,
                                              BOND PORTFOLIO       MARKET PORTFOLIO      INITIAL CLASS        INITIAL CLASS
                                            -----------------   --------------------   ------------------   ------------------
                                              2002      2001      2002       2001       2002       2001       2002       2001
                                            -----------------   --------------------   ------------------   ------------------
FROM OPERATIONS:
   Net investment income (loss)              $   6     $   -    $    16     $    44    $    -    $     -      $   1      $  -
   Net realized gain (loss)                     (1)       (1)         -           -         1          -         (4)        -
   Change in net unrealized
      appreciation/depreciation                 (1)        2          -           -        (9)         1        (24)        2
                                             ---------------    -------------------    -----------------      ---------------
         Increase (decrease) in net assets
            resulting from operations            4         1         16          44        (8)         1        (27)        2
                                             ---------------    -------------------    -----------------      ---------------
FROM POLICY TRANSACTIONS:
   Purchases and transfers in                  130       115      1,376       1,983        94         54        130        95
   Monthly deduction charges                    (6)       (1)       (56)        (30)       (9)        (1)        (7)       (1)
   Other redemptions                            (1)      (12)    (1,506)     (1,650)       (5)       (12)       (17)        -
                                             ---------------    -------------------    -----------------      ---------------
         Increase (decrease) in net assets
            from policy transactions           123       102       (186)        303        80         41        106        94
                                             ---------------    -------------------    -----------------      ---------------
               Net increase (decrease)
                  in net assets                127       103       (170)        347        72         42         79        96
NET ASSETS:
   Beginning of period                         103         -      1,360       1,013        42          -         96         -
                                             ---------------    -------------------    -----------------      ---------------
   End of period                             $ 230     $ 103    $ 1,190     $ 1,360    $  114    $    42      $ 175      $ 96
                                             ===============    ===================    =================      ===============
UNITS ISSUED AND REDEEMED
   Beginning balance                            10         -      1,016         782         4          -         10         -
   Units issued                                 14        12      1,122       1,735        11          6         16        10
   Units redeemed                               (1)       (2)    (1,257)     (1,501)       (2)        (2)        (3)        -
                                             ---------------    -------------------    -----------------      ---------------
   Ending balance                               23        10        881       1,016        13          4         23        10
                                             ===============    ===================    =================      ===============

                                                FVIP DYNAMIC
                                             CAP. APPRECIATION       SVS I CAPITAL
                                            PORTFOLIO, INITIAL     GROWTH PORTFOLIO,     ALGER AMERICAN
                                                  CLASS             CLASS A SHARES      GROWTH PORTFOLIO
                                            ------------------    ------------------   -------------------
                                              2002      2001        2002     2001         2002     2001
                                            ------------------    ------------------   -------------------
FROM OPERATIONS:
   Net investment income (loss)              $    -    $     -    $    (2)   $   (3)     $    (7)  $   (6)
   Net realized gain (loss)                       -          -       (179)      (30)        (233)      54
   Change in net unrealized
      appreciation/depreciation                  (2)         -         25      (128)        (149)    (206)
                                             -----------------    -----------------      ----------------
         Increase (decrease) in net assets
            resulting from operations            (2)         -       (156)     (161)        (389)    (158)
                                             -----------------    -----------------      ----------------
FROM POLICY TRANSACTIONS:
   Purchases and transfers in                    35          7        106       313          230      480
   Monthly deduction charges                     (2)         -        (32)      (31)         (57)     (55)
   Other redemptions                             (1)         -       (184)     (134)        (161)     (81)
                                             -----------------    -----------------      ----------------
         Increase (decrease) in net assets
            from policy transactions             32          7       (110)      148           12      344
                                             -----------------    -----------------      ----------------
               Net increase (decrease)
                  in net assets                  30          7       (266)      (13)        (377)     186
NET ASSETS:
   Beginning of period                            7          -        636       649        1,193    1,007
                                             -----------------    -----------------      ----------------
   End of period                             $   37    $     7    $   370    $  636      $   816   $1,193
                                             =================    =================      ================
UNITS ISSUED AND REDEEMED
   Beginning balance                              1          -         27        22           45       33
   Units issued                                   4          1          7        13           14       19
   Units redeemed                                 -          -        (12)       (8)         (12)      (7)
                                             -----------------    -----------------      ----------------
   Ending balance                                 5          1         22        27           47       45
                                             =================    =================      ================

See accompanying Notes to Financial Statements.
  * Variable fund accounts commenced operations May 1, 2001.
 ** See accompanying Notes to Financial Statements for information on
    May 1, 2001 fund substitution.
*** USAA Life International Fund reflects operations from 01/01/01 to 04/30/01.

                      LIFE INSURANCE SEPARATE ACCOUNT OF
                         USAA LIFE INSURANCE COMPANY
                        NOTES TO FINANCIAL STATEMENTS
                              DECEMBER 31, 2002

1) ORGANIZATION

The Life Insurance Separate Account of USAA Life Insurance Company (Life Insurance Separate Account) is registered under the Investment Company Act of 1940, as amended, as a segregated unit investment account of USAA Life Insurance Company (USAA Life), a wholly owned subsidiary of the United Services Automobile Association (USAA). Units of the Life Insurance Separate Account are sold only in connection with the Variable Universal Life Policy. Under applicable insurance law, the assets and liabilities of the Life Insurance Separate Account are clearly identified and distinguished from USAA Life. The Life Insurance Separate Account cannot be charged with liabilities arising out of any other business of USAA Life.

The Life Insurance Separate Account is divided into 18 variable fund accounts which are invested in shares of a designated portfolio of the USAA Life Investment Trust, Vanguard(R) Variable Insurance Fund (VVIF), Fidelity(R) Variable Insurance Products (FVIP), Scudder Variable Series I (SVS I), or the Alger American Fund as follows:

Fund Account                                            Mutual Fund Investment
--------------------------------------------------------------------------------------------------------------
USAA Life Growth and Income                             USAA Life Growth and Income Fund
USAA Life Aggressive Growth                             USAA Life Aggressive Growth Fund
USAA Life World Growth                                  USAA Life World Growth Fund
USAA Life Diversified Assets                            USAA Life Diversified Assets Fund
USAA Life Income                                        USAA Life Income Fund

Vanguard Diversified Value Portfolio                    VVIF Diversified Value Portfolio
Vanguard Equity Index Portfolio                         VVIF Equity Index Portfolio
Vanguard Mid-Cap Index Portfolio                        VVIF Mid-Cap Index Portfolio
Vanguard Small Company Growth Portfolio                 VVIF Small Company Growth Portfolio
Vanguard International Portfolio                        VVIF International Portfolio
Vanguard REIT Index Portfolio                           VVIF REIT Index Portfolio
Vanguard High Yield Bond Portfolio                      VVIF High Yield Bond Portfolio
Vanguard Money Market Portfolio                         VVIF Money Market Portfolio

Fidelity VIP Contrafund(R) Portfolio                    FVIP Contrafund(R) Portfolio, Initial Class
Fidelity VIP Equity-Income Portfolio                    FVIP Equity-Income Portfolio, Initial Class
Fidelity VIP Dynamic Cap Appreciation Portfolio         FVIP Dynamic Cap Appreciation Portfolio, Initial Class

Scudder Capital Growth Portfolio                        SVS I Capital Growth Portfolio, Class A shares

Alger American Growth Portfolio                         Alger American Growth Portfolio

On May 1, 2001, USAA Life substituted shares of the VVIF Equity Index Portfolio for shares of the Deutsche VIT Equity 500 Index Fund, shares of the VVIF Small Company Growth Portfolio for shares of the Deutsche VIT Small Cap Index Fund, shares of the VVIF International Portfolio for shares of the Deutsche VIT EAFE(R) Equity Index Fund and the USAA Life International Fund, and shares of the VVIF Money Market Fund Portfolio for shares of the USAA Life Money Market Fund. The operations of the predecessor funds prior to May 1, 2001 are included in the accompanying financial statements.

Each fund substitution was a non-taxable event for policyholders and did not affect total assets. The policyholders' accumulated value did not change as a result of the substitution. For the Vanguard International Portfolio fund account, which replaced two fund accounts, the accumulation unit value (AUV) of the Deutsche EAFE(R) Equity Index fund account was used as the starting AUV. The AUVs remained the same immediately before and after the substitution for the other fund substitutions.

2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

SECURITY VALUATION

Investments in mutual fund securities are carried in the Statements of Assets and Liabilities at net asset value as reported by the fund. Gains or losses on securities transactions are determined on the basis of the first-in first-out
(FIFO) cost method. Security transactions are recorded on the trade date. Dividend income, if any, is recorded on ex-dividend date.

DISTRIBUTIONS

The net investment income (loss) and realized capital gains of the Life Insurance Separate Account are not distributed, but instead are retained and reinvested for the benefit of unit owners.

FEDERAL INCOME TAX

Operations of the Life Insurance Separate Account are included in the federal income tax return of USAA Life, which is taxed as a "Life Insurance Company" under the Internal Revenue Code. Under current federal income tax law, no income taxes are payable with respect to operation of the Life Insurance Separate Account.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect the reported amounts in the financial statements.

3) RELATED PARTY TRANSACTIONS

During the year ended December 31, 2002, advisory and administrative fees of approximately $722,000 were paid or payable to USAA Investment Management Company (USAA IMCO) by the funds of the USAA Life Investment Trust (the Trust). USAA IMCO is indirectly wholly owned by USAA. The Funds' advisory fees are computed at an annualized rate of .50% of the monthly average net assets of the USAA Life Aggressive Growth Fund, .35% of the monthly average net assets of the USAA Life World Growth Fund, and .20% of the monthly average net assets for each of the other Funds of the Trust for each calendar month. Prior to November 1, 2002, the advisory fee for the USAA Life World Growth Fund was .20% of the Fund's monthly average net assets. The funds are an investment option for both the Variable Universal Life Policy and the Flexible Premium Deferred Combination Fixed and Variable Annuity Contract. Administrative fees are based on USAA IMCO's estimated time incurred to provide such services.

4) EXPENSES

A mortality and expense risk charge is deducted by USAA Life from the Life Insurance Separate Account on a daily basis which is equal, on an annual basis, to 0.75% of the daily net assets of each variable fund account. The mortality risk assumed is that insureds may live for a shorter period of time than estimated. Thus, a greater amount of death benefits than expected will be payable. The expense risk assumed by USAA Life is that the costs of administering the policies and the Life Insurance Separate Account may exceed the amount recovered from the policy maintenance and administration expense charges. The mortality and expense risk charge is guaranteed by USAA Life and cannot be increased.

The following expenses are charged to reimburse USAA Life for the expenses it incurs in the establishment and maintenance of the Policies and each variable fund account. On the policy's effective date, and each monthly anniversary thereafter, certain monthly charges will be deducted by USAA Life through a redemption of units from the cash value of the policy. The monthly deduction will include cost of insurance charges, which includes charges for any optional insurance benefits provided by rider, an administrative charge of $10 during the first twelve policy months, and a recurring maintenance charge of $5. Total charges deducted during the current year were approximately $430,000.

A transfer charge of $25 will be deducted for each value transfer between Variable Fund Accounts in excess of six per Policy Year. For each partial surrender of cash value, a charge equal to the lesser of $25 or 2% of the amount withdrawn will be deducted. This charge is also referred to as an "administrative processing fee." For full surrenders, the amount of the surrender charge will equal a percentage of the Annual Target Premium Payment specified in the policy. The number of years the policy has been in force at the time of surrender determines the applicable percentage.

A 3% premium charge is deducted from the policyholder's premium to compensate USAA Life for sales charges and taxes. The charge will be deducted from the policyholder's premium payments until the policyholder's gross amount of premium payments received exceeds the sum of the policyholder's Annual Target Premium payments payable over 10 years.

         LIFE INSURANCE SEPARATE ACCOUNT OF USAA LIFE INSURANCE COMPANY
                     NOTES TO FINANCIAL STATEMENTS - CONTINUED
                                DECEMBER 31, 2002

5)  INVESTMENTS

The following table shows the number of shares owned, aggregate cost and net asset value per share of each fund at December 31, 2002:

                                                        NUMBER OF      AGGREGATE       NET ASSET
                                                         SHARES          COST          VALUE PER
                                                          (000)          (000)           SHARE
                                                     -------------   -------------   -------------
USAA Life Growth and Income Fund                           44         $     733       $     12.88
USAA Life Aggressive Growth Fund                           73             1,308             10.96
USAA Life World Growth Fund                                23               275              9.19
USAA Life Diversified Assets Fund                          54               651             10.63
USAA Life Income Fund                                      28               261             10.78
Vanguard Diversified Value Portfolio                       15               148              8.98
Vanguard Equity Index Portfolio                            54             1,568             21.68
Vanguard Mid-Cap Index Portfolio                           26               305             10.60
Vanguard Small Company Growth Portfolio                    31               457             11.99
Vanguard International Portfolio                           23               283              9.67
Vanguard REIT Index Portfolio                              19               243             12.84
Vanguard High Yield Bond                                   28               230              8.21
Vanguard Money Market Portfolio                         1,190             1,190              1.00
Fidelity VIP Contrafund Portfolio                           6               121             18.10
Fidelity VIP Equity-Income Portfolio                       10               197             18.16
Fidelity VIP Dynamic Capital App. Portfolio                 6                39              5.66
Scudder VLIF Capital Growth Portfolio-Class A Shares       32               579             11.55
Alger American Growth Portfolio                            33             1,439             24.63

         LIFE INSURANCE SEPARATE ACCOUNT OF USAA LIFE INSURANCE COMPANY
                     NOTES TO FINANCIAL STATEMENTS - CONTINUED
                                DECEMBER 31, 2002

6) FINANCIAL HIGHLIGHTS

          A summary of unit values and units outstanding for variable annuity contracts and the expense ratios, excluding expenses of the underlying funds, for each period is as follows:

                                                            USAA LIFE GROWTH AND INCOME FUND ACCOUNT
                                        ----------------------------------------------------------------------------

                                                                     Year Ended December 31,

                                            2002            2001            2000            1999          1998(a)
                                        ------------    ------------    ------------    ------------    ------------
At end of period:
          Accumulation units (000)               32              26              16              12               1
          Accumulation unit value       $ 17.449936     $ 22.397368     $ 23.978970     $ 23.296591     $ 20.468785
          Net assets (000)              $       564     $       581     $       380     $       276     $         3
Ratio of expenses to
   average net assets(d)                       0.75%           0.75%           0.75%           0.75%           0.75%(e)
Total return(g)                              -22.47%          -6.96%           2.32%          12.52%             NA

                                                         USAA LIFE AGGRESSIVE GROWTH FUND ACCOUNT
                                        ----------------------------------------------------------------------------

                                                                  Year Ended December 31,

                                            2002            2001            2000            1999          1998(a)
                                        ------------    ------------    ------------    ------------    -----------
At end of period:
          Accumulation units (000)               67              56              38              17               -
          Accumulation unit value       $ 11.836938     $ 17.214778     $ 22.654870     $ 26.991318     $ 13.993064
          Net assets (000)              $       796     $       968     $       868     $       455     $         -
Ratio of expenses to
   average net assets(d)                       0.75%           0.75%           0.75%           0.75%           0.75%(e)
Total return(g)                              -31.50%         -24.22%         -16.30%          91.33%             NA

                                                           USAA LIFE WORLD GROWTH FUND ACCOUNT
                                        ----------------------------------------------------------------------------

                                                                  Year Ended December 31,

                                            2002            2001            2000            1999          1998(a)
                                        ------------    ------------    ------------    ------------    -----------
At end of period:
          Accumulation units (000)               15              13               7               2               -
          Accumulation unit value       $ 14.273481     $ 16.988356     $ 20.654406     $ 23.209674     $ 17.860722
          Net assets (000)              $       211     $       228     $       153     $        51     $         -
Ratio of expenses to
   average net assets(d)                       0.75%           0.75%           0.75%           0.75%           0.75%(e)
Total return(g)                              -16.44%         -18.11%         -11.48%          28.46%             NA

                                                         USAA LIFE DIVERSIFIED ASSETS FUND ACCOUNT
                                        ----------------------------------------------------------------------------

                                                                   Year Ended December 31,

                                           2002             2001            2000             1999          1998(a)
                                        -----------     -----------      -----------     -----------     -----------
At end of period:
          Accumulation units (000)               29              24                9               7               2
          Accumulation unit value       $ 19.611603     $ 22.295041      $ 19.815589     $ 19.192009     $ 17.974654
          Net assets (000)              $       575     $       537      $       186     $       142     $        38
Ratio of expenses to
   average net assets(d)                       0.75%           0.75%            0.75%           0.75%           0.75%(e)
Total return(g)                              -12.42%          12.08%            2.55%           5.41%             NA

                                                          USAA LIFE INCOME FUND ACCOUNT
                                        -------------------------------------------------------------------

                                                              Year Ended December 31,

                                            2002          2001          2000          1999        1998(a)
                                        ------------  ------------  ------------  ------------  -----------
At end of period:
          Accumulation units (000)               18            17            15             9             -
          Accumulation unit value       $ 17.110216   $ 15.969161   $ 15.007467   $ 13.262741   $ 14.089499
          Net assets (000)              $       302   $       277   $       223   $       119   $         -
Ratio of expenses to
   average net assets(d)                       0.75%         0.75%         0.75%         0.75%         0.75%(e)
Total return(g)                                6.64%         5.92%        12.24%        -7.29%           NA

                                                 VANGUARD DIVERSIFIED VALUE PORTFOLIO FUND ACCOUNT
                                        -------------------------------------------------------------------

                                                            Year Ended December 31,

                                           2002        2001(b)
                                       ------------  -----------
At end of period:
          Accumulation units (000)              17             6
          Accumulation unit value       $ 7.947514    $ 9.336800
          Net assets (000)              $      133    $       60
Ratio of expenses to
   average net assets(d)                      0.75%         0.75%(e)
Total return(g)                             -15.42%        -6.98%(f)

                                                        VANGUARD EQUITY INDEX PORTFOLIO FUND ACCOUNT
                                        ----------------------------------------------------------------------------

                                                                   Year Ended December 31,

                                            2002           2001(c)          2000            1999           1998(a)
                                        -----------     -----------      -----------     -----------     -----------
At end of period:
          Accumulation units (000)              145             125               97              54               1
          Accumulation unit value       $  7.995176     $ 10.341906      $ 11.844646     $ 13.147788     $ 11.003536
          Net assets (000)              $     1,162     $     1,291      $     1,147     $       715     $         3
Ratio of expenses to
   average net assets(d)                       0.75%           0.75%            0.75%           0.75%           0.75%(e)
Total return(g)                              -23.11%         -13.05%          -10.40%          18.20%             NA

                                                   VANGUARD MID-CAP INDEX PORTFOLIO FUND ACCOUNT
                                        -------------------------------------------------------------------

                                                             Year Ended December 31,

                                            2002        2001(b)
                                        ------------  -----------
At end of period:                               33             9
          Accumulation units (000)      $ 8.397224    $ 9.912441
          Accumulation unit value       $      274    $       91
          Net assets (000)
Ratio of expenses to
   average net assets(d)                      0.75%         0.75%(e)
Total return(g)                             -15.79%        -1.25%(f)

                                               VANGUARD SMALL COMPANY GROWTH PORTFOLIO FUND ACCOUNT
                                        -------------------------------------------------------------------

                                                             Year Ended December 31,

                                           2002        2001(c)         2000          1999        1998(a)
                                        -----------  ------------  ------------  ------------  ------------
At end of period:                               47            35            18             7            -
          Accumulation units (000)      $ 8.065415   $ 10.696387   $ 10.043462   $ 10.526480   $ 8.825971
          Accumulation unit value       $      376   $       379   $       178   $        78   $        -
          Net assets (000)
Ratio of expenses to
   average net assets(d)                      0.75%         0.75%         0.75%         0.75%        0.75%(e)
Total return(g)                             -24.93%         6.11%        -5.09%        17.88%          NA

                                                       VANGUARD INTERNATIONAL PORTFOLIO FUND ACCOUNT
                                        ----------------------------------------------------------------------------

                                                                   Year Ended December 31,

                                            2002          2001(c)           2000            1999           1998(a)
                                        -----------     -----------      -----------     -----------     -----------
At end of period:
          Accumulation units (000)               31              22                9               1               1
          Accumulation unit value       $  7.120925     $  8.670638      $ 10.881890     $ 13.154856     $ 10.386978
          Net assets (000)              $       224     $       193      $        98     $        12     $         2
Ratio of expenses to
   average net assets(d)                       0.75%           0.75%            0.75%           0.75%           0.75%(e)
Total return(g)                              -18.40%         -20.73%          -17.77%          25.12%             NA

                                                    VANGUARD REIT INDEX PORTFOLIO FUND ACCOUNT
                                        -------------------------------------------------------------------

                                                              Year Ended December 31,

                                            2002         2001(b)
                                        ------------  -------------
At end of period:
          Accumulation units (000)               21            10
          Accumulation unit value       $ 11.252063   $ 10.950003
          Net assets (000)              $       240   $       109
Ratio of expenses to
   average net assets(d)                       0.75%         0.75%(e)
Total return(g)                                2.27%         9.13%(f)

                                                  VANGUARD HIGH YIELD BOND PORTFOLIO FUND ACCOUNT
                                        -------------------------------------------------------------------

                                                               Year Ended December 31,

                                            2002         2001(b)
                                        ------------  -------------
At end of period:
          Accumulation units (000)               23            10
          Accumulation unit value       $  9.946870   $  9.869512
          Net assets (000)              $       230   $       103
Ratio of expenses to
   average net assets(d)                       0.75%         0.75%(e)
Total return(g)                                0.22%        -1.67%(f)

                                                     VANGUARD MONEY MARKET PORTFOLIO FUND ACCOUNT
                                  ----------------------------------------------------------------------------------

                                                                 Year Ended December 31,

                                      2002             2001(c)            2000            1999            1998(a)
                                  ------------      ------------      ------------     -----------      ------------
 At end of period:
       Accumulation units (000)           881             1,016               782             276                 1
       Accumulation unit value    $  1.350997       $  1.338044       $  1.293846      $ 1.227534       $  1.178565
       Net assets (000)           $     1,190       $     1,360       $     1,013      $      339       $         1
Ratio of expenses to
   average net assets(d)                 0.75%             0.75%             0.75%           0.75%             0.75%(e)
Total return(g)                          0.47%             2.94%             4.61%           2.65%               NA

                                                    FIDELITY CONTRAFUND(R) PORTFOLIO FUND ACCOUNT
                                  ----------------------------------------------------------------------------------

                                                                Year Ended December 31,

                                      2002            2001 (b)
                                  ------------      ------------
 At end of period:
       Accumulation units (000)            13                 4
       Accumulation unit value    $  8.561012       $  9.515065
       Net assets (000)           $       114       $        42
Ratio of expenses to
   average net assets(d)                 0.75%             0.75%(e)
Total return(g)                        -10.57%            -5.21%(f)

                                                    FIDELITY EQUITY-INCOME PORTFOLIO FUND ACCOUNT
                                  ----------------------------------------------------------------------------------

                                                               Year Ended December 31,

                                      2002             2001(b)
                                  ------------      ------------
 At end of period:
       Accumulation units (000)            23                10
       Accumulation unit value    $  7.771493       $  9.427762
       Net assets (000)           $       175       $        96
Ratio of expenses to
   average net assets(d)                 0.75%             0.75%(e)
Total return(g)                        -18.10%            -6.09%(f)

                                                      FIDELITY DYNAMIC CAP APPRECIATION PORTFOLIO
                                  ----------------------------------------------------------------------------------

                                                                 Year Ended December 31,

                                      2002            2001(b)
                                  ------------      ------------
 At end of period:
       Accumulation units (000)             5                 1
       Accumulation unit value    $  7.809482       $  8.464990
       Net assets (000)           $        37       $         7
Ratio of expenses to
   average net assets(d)                 0.75%             0.75%(e)
Total return(g)                         -8.37%           -15.71%(f)

                                                   SCUDDER CAPITAL GROWTH PORTFOLIO FUND ACCOUNT
                                  ------------------------------------------------------------------------------------

                                                              Year Ended December 31,

                                      2002             2001             2000             1999              1998(a)
                                  ------------     ------------     ------------     ------------      ---------------
 At end of period:
       Accumulation units (000)            22               27               22               12                    1
       Accumulation unit value    $ 16.508497      $ 23.487941      $ 29.346175      $ 32.816021       $    24.448446
       Net assets (000)           $       370      $       636      $       649      $       384       $            3
Ratio of expenses to
   average net assets(d)                 0.75%            0.75%            0.75%            0.75%                0.75%(e)
Total return(g)                        -30.10%          -20.28%          -10.99%           32.82%                  NA

                                                     ALGER AMERICAN GROWTH PORTFOLIO FUND ACCOUNT
                                  ------------------------------------------------------------------------------------

                                                               Year Ended December 31,

                                      2002             2001             2000             1999              1998(a)
                                  ------------     ------------     ------------     ------------      ---------------
 At end of period:
       Accumulation units (000)            47               45               33               15                    -
       Accumulation unit value    $ 17.520609      $ 26.344044      $ 30.100055      $ 35.583778       $    26.806157
       Net assets (000)           $       816      $     1,193      $     1,007      $       546       $            -
Ratio of expenses to
   average net assets(d)                 0.75%            0.75%            0.75%            0.75%                0.75%(e)
Total return(g)                        -33.85%          -12.81%          -15.78%           31.46%                  NA

(a) Variable fund accounts commenced operations August 31, 1998 with the following initial unit values per unit:

USAA Life Growth and Income                                $  16.937712
USAA Life Aggressive Growth                                    9.446371
USAA Life World Growth                                        14.981795
USAA Life Diversified Assets                                  16.007256
USAA Life Income                                              13.766435
Vanguard Equity Index Portfolio                                8.561922
Vanguard Small Company Growth Portfolio                        7.048653
Vanguard International Portfolio                               8.920584
Vanguard Money Market Fund Portfolio                           1.162018
Scudder Capital Growth Portfolio                              18.614844
Alger American Growth Portfolio                               19.521151

(b) Variable fund accounts commenced operations May 1, 2001 with an initial accumulation unit value of $10.00 per unit.
(c) See accompanying Notes to Financial Statements for information on May 1, 2001 fund substitution.
(d) The information for 2002 is based on actual expenses to the policyowner for the period, excluding the expenses of the underlying fund, and charges made directly to policyowner accounts through the redemption of units. Prior years have been restated to exclude the expenses of the underlying fund, and charges made directly to the policyowner accounts through the redemption of units.
(e) Annualized. The ratio is not necessarily indicative of 12 months of operations.
(f) Not annualized for periods less than one year.
(g) The AUV total return figures are computed in accordance with a formula prescribed by the Securities and Exchange Commission, which includes deduction of policy charges.

                     INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS OF USAA LIFE INSURANCE COMPANY AND
CONTRACTOWNERS OF THE SEPARATE ACCOUNT OF USAA LIFE INSURANCE COMPANY:

We have audited the accompanying statements of assets and liabilities as of December 31, 2002, the related statements of operations, statements of changes in net assets, and financial highlights presented in note 6 for each of the years or periods presented, for the 18 variable fund accounts available within the Separate Account of USAA Life Insurance Company: USAA Life Growth and Income, USAA Life Aggressive Growth, USAA Life World Growth, USAA Life Diversified Assets, USAA Life Income, Vanguard Diversified Value Portfolio, Vanguard Equity Index Portfolio, Vanguard Mid-Cap Index Portfolio, Vanguard Small Company Growth Portfolio, Vanguard International Portfolio, Vanguard REIT Index Portfolio, Vanguard High Yield Bond Portfolio, Vanguard Money Market Portfolio, Fidelity VIP II Contrafund. Portfolio, Fidelity VIP Equity-Income Portfolio, Fidelity VIP III Dynamic Cap Appreciation Portfolio, Scudder Capital Growth Portfolio, and Alger American Growth Portfolio. These financial statements and financial highlights are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Investments owned at December 31, 2002 were verified by confirmation with the investment custodian of the underlying portfolios of the USAA Life Investment Trust or through confirmation with the transfer agents of the other portfolios. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of the aforementioned fund accounts available within the Separate Account of USAA Life Insurance Company as of December 31, 2002, and the results of their operations, the changes in their net assets, and financial highlights for each of the years or periods presented, in conformity with accounting principles generally accepted in the United States of America.

                             /s/ KPMG LLP

San Antonio, Texas
January 31, 2003

               SEPARATE ACCOUNT OF USAA LIFE INSURANCE COMPANY
                     STATEMENTS OF ASSETS AND LIABILITIES
                             DECEMBER 31, 2002
                     (In Thousands, Except Per Unit Data)

                         FUND ACCOUNTS INVESTING IN:
--------------------------------------------------------------------------------

                                                                                               VVIF
                     USAA LIFE     USAA LIFE     USAA LIFE      USAA LIFE                  DIVERSIFIED   VVIF EQUITY   VVIF MID-CAP
                     GROWTH AND    AGGRESSIVE   WORLD GROWTH   DIVERSIFIED    USAA LIFE       VALUE         INDEX         INDEX
                    INCOME FUND   GROWTH FUND      FUND        ASSETS FUND   INCOME FUND    PORTFOLIO     PORTFOLIO     PORTFOLIO
                    -----------   -----------   ------------   -----------   -----------   -----------   -----------   ------------
ASSETS:
  Investments at
     market value    $   47,797    $   15,037    $   13,121     $   38,415    $   25,946    $   2,290     $  20,742      $   5,104
                     ----------    ----------    ----------     ----------    ----------    ---------     ---------      ---------
  Net assets         $   47,797    $   15,037    $   13,121     $   38,415    $   25,946    $   2,290     $  20,742      $   5,104
                     ==========    ==========    ==========     ==========    ==========    =========     =========      =========
Net assets:
  Accumulation
     reserves        $   47,777    $   15,037    $   13,088     $   38,366    $   25,865    $   2,290     $  20,742      $   5,104
  Annuity reserves           20             -            33             49            81            -             -              -
                     ----------    ----------    ----------     ----------    ----------    ---------     ---------      ---------
  Net assets         $   47,797    $   15,037    $   13,121     $   38,415    $   25,946    $   2,290     $  20,742      $   5,104
                     ==========    ==========    ==========     ==========    ==========    =========     =========      =========

  Units outstanding
     (accumulation)       2,738         1,270           917          1,956         1,511          288         2,594            608
                     ==========    ==========    ==========     ==========    ==========    =========     =========      =========
     (annuity)                1             -             2              3             5            -             -              -
                     ==========    ==========    ==========     ==========    ==========    =========     =========      =========
  Unit value
     (accumulation)  $17.449936    $11.836938    $14.273481     $19.611603    $17.110216    $7.947514     $7.995176      $8.397224
                     ==========    ==========    ==========     ==========    ==========    =========     =========      =========

                   VVIF SMALL                                                               FVIP
                    COMPANY        VVIF          VVIF REIT    VVIF HIGH    VVIF MONEY   CONTRAFUND(R)
                    GROWTH     INTERNATIONAL      INDEX       YIELD BOND     MARKET       PORTFOLIO,
                   PORTFOLIO     PORTFOLIO       PORTFOLIO     PORTFOLIO    PORTFOLIO   INITIAL CLASS
                   ----------  -------------    -----------   -----------  -----------  -------------
ASSETS:
  Investments at
     market value   $   5,239    $   3,611      $    6,819     $   1,392    $  23,452     $   2,088
                    ---------    ---------      ----------     ---------    ---------     ---------
  Net assets        $   5,239    $   3,611      $    6,819     $   1,392    $  23,452     $   2,088
                    =========    =========      ==========     =========    =========     =========
Net assets:
  Accumulation
     reserves       $   5,239    $   3,611      $    6,819     $   1,392    $  23,452     $   2,088
  Annuity reserves          -            -               -             -            -             -
                    ---------    ---------      ----------     ---------    ---------     ---------
  Net assets        $   5,239    $   3,611      $    6,819     $   1,392    $  23,452     $   2,088
                    =========    =========      ==========     =========    =========     =========
  Units outstanding
     (accumulation)       650          507             606           140       17,359           244
                    =========    =========      ==========     =========    =========     =========

     (annuity)              -            -               -             -            -             -
                    =========    =========      ==========     =========    =========     =========
  Unit value
     (accumulation) $8.065415    $7.120925      $11.252063     $9.946870    $1.350997     $8.561012
                    =========    =========      ==========     =========    =========     =========

                                    FVIP DYNAMIC    SVS I CAPITAL
                   FVIP EQUITY-         CAP           GROWTH           ALGER
                      INCOME        APPRECIATION     PORTFOLIO,      AMERICAN
                     PORTFOLIO,       PORTFOLIO,      CLASS A         GROWTH
                   INITIAL CLASS    INITIAL CLASS      SHARES        PORTFOLIO       TOTAL
                   -------------    -------------   -------------    ----------     ---------
ASSETS:
  Investments at
     market value    $   1,170        $     499      $    25,077     $   40,713     $ 278,512
                     ---------        ---------      -----------     ----------     ---------
  Net assets         $   1,170        $     499      $    25,077     $   40,713     $ 278,512
                     =========        =========      ===========     ==========     =========
Net assets:
  Accumulation
     reserves        $   1,170        $     499      $    25,077     $   40,634     $ 278,250
  Annuity reserves           -                -                -             79           262
                     ---------        ---------      -----------     ----------     ---------
  Net assets         $   1,170        $     499      $    25,077     $   40,713     $ 278,512
                     =========        =========      ===========     ==========     =========
  Units outstanding
     (accumulation)        151               64            1,519          2,319
                     =========        =========      ===========     ==========

     (annuity)               -                -                -              5
                     =========        =========      ===========     ==========
  Unit value
     (accumulation)  $7.771493        $7.809482      $ 16.508497     $17.520609
                     =========        =========      ===========     ==========

See accompanying Notes to Financial Statements.

               SEPARATE ACCOUNT OF USAA LIFE INSURANCE COMPANY
                          STATEMENTS OF OPERATIONS
                    YEAR OR PERIOD ENDED DECEMBER 31, 2002
                               (In Thousands)

                          FUND ACCOUNTS INVESTING IN:
-------------------------------------------------------------------------------

                                               USAA LIFE         USAA LIFE        USAA LIFE         USAA LIFE
                                               GROWTH AND       AGGRESSIVE       WORLD GROWTH      DIVERSIFIED      USAA LIFE
                                              INCOME FUND       GROWTH FUND          FUND          ASSETS FUND     INCOME FUND
                                             --------------   ---------------  ----------------  ---------------  --------------
NET INVESTMENT INCOME (LOSS):
   Income
     Dividends from investments                 $       952      $         -      $        148     $     1,235      $     1,206
                                                -----------      -----------      ------------     -----------      -----------
   Expenses
     Mortality and expense risk charge                  379              125                97             277              148
     Administrative charge                               58               19                15              43               23
                                                -----------      -----------      ------------     -----------      -----------
       Total expenses                                   437              144               112             320              171
                                                -----------      -----------      ------------     -----------      -----------
         Net investment income (loss)                   515             (144)               36             915            1,035
                                                -----------      -----------      ------------     -----------      -----------
NET REALIZED AND UNREALIZED
 GAIN (LOSS) ON INVESTMENTS:
   Net realized loss on sale of
      investments                                    (2,426)          (3,946)             (646)         (3,017)             (97)
   Capital gains distributions                        1,704                -                 -           2,338                -
                                                -----------      -----------      ------------     -----------      -----------
         Net realized loss                             (722)          (3,946)             (646)           (679)             (97)
   Change in net unrealized appreciation/
      depreciation                                  (14,951)          (3,345)           (2,034)         (6,214)             649
                                                -----------      -----------      ------------     -----------      -----------
         Net realized and unrealized
            gain (loss) on investments              (15,673)          (7,291)           (2,680)         (6,893)             552
                                                -----------      -----------      ------------     -----------      -----------
INCREASE (DECREASE) IN NET ASSETS
 RESULTING FROM OPERATIONS                      $   (15,158)     $    (7,435)     $     (2,644)    $    (5,978)     $     1,587
                                                ===========      ===========      ============     ===========      ===========

                                                                                                  VVIF SMALL
                                              VVIF                                                  COMPANY        VVIF
                                          DIVERSIFIED       VVIF EQUITY       VVIF MID-CAP          GROWTH     INTERNATIONAL
                                        VALUE PORTFOLIO   INDEX PORTFOLIO    INDEX PORTFOLIO       PORTFOLIO     PORTFOLIO
                                       ----------------   ---------------    ---------------      -----------  -------------
NET INVESTMENT INCOME (LOSS):
   Income
     Dividends from investments          $         47       $        404       $         27        $      43     $       93
                                         ------------       ------------       ------------        ---------     ----------
   Expenses
     Mortality and expense risk charge             17                154                 29               37             25
     Administrative charge                          3                 24                  4                6              4
                                         ------------       ------------       ------------        ---------     ----------
       Total expenses                              20                178                 33               43             29
                                         ------------       ------------       ------------        ---------     ----------
         Net investment income (loss)              27                226                 (6)               -             64
                                         ------------       ------------       ------------        ---------     ----------
NET REALIZED AND UNREALIZED
 GAIN (LOSS) ON INVESTMENTS:
   Net realized loss on sale of
      investments                                (379)            (2,169)              (230)            (324)          (232)
   Capital gains distributions                      -              1,538                181              188            135
                                         ------------       ------------       ------------        ---------     ----------
         Net realized loss                       (379)              (631)               (49)            (136)           (97)
   Change in net unrealized
      appreciation/depreciation                  (128)            (5,909)            (1,031)          (1,722)          (759)
                                         ------------       ------------       ------------        ---------     ----------
         Net realized and unrealized
            gain (loss) on investments           (507)            (6,540)            (1,080)          (1,858)          (856)
                                         ------------       ------------       ------------        ---------     ----------
INCREASE (DECREASE) IN NET ASSETS
 RESULTING FROM OPERATIONS               $       (480)      $     (6,314)      $     (1,086)       $  (1,858)    $     (792)
                                         ============       ============       ============        =========     ==========

                                                                VVIF HIGH
                                             VVIF REIT          YIELD BOND
                                          INDEX PORTFOLIO       PORTFOLIO
                                          ----------------     -----------
NET INVESTMENT INCOME (LOSS):
   Income
     Dividends from investments              $        104        $     54
                                             ------------        --------
   Expenses
     Mortality and expense risk charge                 32               7
     Administrative charge                              5               1
                                             ------------        --------
       Total expenses                                  37               8
                                             ------------        --------
         Net investment income (loss)                  67              46
                                             ------------        --------
NET REALIZED AND UNREALIZED
 GAIN (LOSS) ON INVESTMENTS:
   Net realized loss on sale of
      investments                                    (105)            (45)
   Capital gains distributions                         35               -
                                             ------------        --------
         Net realized loss                            (70)            (45)
   Change in net unrealized
      appreciation/depreciation                      (174)             12
                                             ------------        --------
         Net realized and unrealized
            gain (loss) on investments               (244)            (33)
                                             ------------        --------
INCREASE (DECREASE) IN NET ASSETS
 RESULTING FROM OPERATIONS                   $       (177)       $     13
                                             ============        ========

                                                                                                FVIP DYNAMIC     SVS I CAPITAL
                                                                 FVIP          FVIP EQUITY-         CAP             GROWTH
                                               VVIF MONEY    CONTRAFUND(R)       INCOME         APPRECIATION       PORTFOLIO,
                                                 MARKET        PORTFOLIO,       PORTFOLIO,        PORTFOLIO,        CLASS A
                                                PORTFOLIO    INITIAL CLASS    INITIAL CLASS     INITIAL CLASS        SHARES
                                              ------------  ---------------  ---------------  ----------------  ---------------
NET INVESTMENT INCOME (LOSS):
   Income
     Dividends from investments                 $     424     $          6     $         18     $           1      $       113
                                                ---------     ------------     ------------     -------------      -----------
   Expenses
     Mortality and expense risk charge                159               10                7                 3              215
     Administrative charge                             24                1                1                 -               33
                                                ---------     ------------     ------------     -------------      -----------
       Total expenses                                 183               11                8                 3              248
                                                ---------     ------------     ------------     -------------      -----------
         Net investment income (loss)                 241               (5)              10                (2)            (135)
                                                ---------     ------------     ------------     -------------      -----------
NET REALIZED AND UNREALIZED
 GAIN (LOSS) ON INVESTMENTS:
   Net realized loss on sale of
      investments                                       -              (28)            (119)              (33)          (4,568)
   Capital gains distributions                          -                -               25                 -                -
                                                ---------     ------------     ------------     -------------      -----------
         Net realized loss                              -              (28)             (94)              (33)          (4,568)
   Change in net unrealized appreciation/
      depreciation                                      -             (137)            (175)               (8)          (7,364)
                                                ---------     ------------     ------------     -------------      -----------
         Net realized and unrealized
            loss on investments                         -             (165)            (269)              (41)         (11,932)
                                                ---------     ------------     ------------     -------------      -----------
INCREASE (DECREASE) IN NET
 ASSETS RESULTING FROM OPERATIONS               $     241     $       (170)    $       (259)    $         (43)     $   (12,067)
                                                =========     ============     ============     =============      ===========

                                                 ALGER
                                               AMERICAN
                                                GROWTH
                                               PORTFOLIO
                                             -------------
NET INVESTMENT INCOME (LOSS):
   Income                                    $         22
                                             ------------

     Dividends from investments                       352
   Expenses
     Mortality and expense risk charge                 54
                                             ------------
     Administrative charge                            406
                                             ------------
       Total expenses                                (384)
                                             ------------

         Net investment income (loss)

NET REALIZED AND UNREALIZED
 GAIN (LOSS) ON INVESTMENTS:
   Net realized loss on sale of
      investments                                  (5,296)
   Capital gains distributions                          -
                                             ------------
         Net realized loss                         (5,296)

   Change in net unrealized appreciation/
      depreciation                                (16,866)
                                             ------------
         Net realized and unrealized
            loss on investments                   (22,162)
                                             ------------
INCREASE (DECREASE) IN NET
 ASSETS RESULTING FROM OPERATIONS                 (22,546)
                                             ============

See accompanying Notes to Financial Statements.

                SEPARATE ACCOUNT OF USAA LIFE INSURANCE COMPANY
                      STATEMENTS OF CHANGES IN NET ASSETS
                 YEARS OR PERIODS ENDED DECEMBER 31, 2002, 2001
                                 (In Thousands)

                          FUND ACCOUNTS INVESTING IN:
-------------------------------------------------------------------------------

                                      USAA LIFE GROWTH      USAA LIFE AGGRESSIVE     USAA LIFE WORLD     USAA LIFE DIVERSIFIED
                                       AND INCOME FUND          GROWTH FUND            GROWTH FUND            ASSETS FUND
                                    --------------------   ----------------------   ------------------   ----------------------
                                       2002       2001        2002         2001       2002      2001        2002         2001
                                    --------------------   ----------------------   ------------------   ----------------------
FROM OPERATIONS:
   Net investment income (loss)     $     515   $    519   $    (144)    $   (208)  $     36  $     64   $      915    $    992
   Net realized gain (loss)              (722)     4,767      (3,946)        (250)      (646)     (393)        (679)      2,852
   Change in net unrealized
      appreciation/depreciation       (14,951)   (10,489)     (3,345)      (8,404)    (2,034)   (3,753)      (6,214)        522
                                    --------------------   ----------------------   ------------------   ----------------------
     Increase (decrease) in
        net assets resulting from
        operations                    (15,158)    (5,203)     (7,435)      (8,862)    (2,644)   (4,082)      (5,978)      4,366
                                    --------------------   ----------------------   ------------------   ----------------------
FROM CONTRACT TRANSACTIONS:
   Purchases and transfers in           1,719      4,381       1,700        4,178        418       429        9,113       6,349
   Contract maintenance charges           (56)       (59)        (23)         (27)       (14)      (16)         (32)        (27)
   Other redemptions                   (8,644)    (6,533)     (4,042)      (7,545)    (1,820)   (2,822)      (7,027)     (1,768)
   Adjustments to annuity reserves          -          -           -            -          -         -            -           -
                                    --------------------   ----------------------   ------------------   ----------------------
     Increase (decrease) in
        net assets from contract
        transactions                   (6,981)    (2,211)     (2,365)      (3,394)    (1,416)   (2,409)       2,054       4,554
                                    --------------------   ----------------------   ------------------   ----------------------
          Net increase (decrease)
             in net assets            (22,139)    (7,414)     (9,800)     (12,256)    (4,060)   (6,491)      (3,924)      8,920
NET ASSETS:
   Beginning of period                 69,936     77,350      24,837       37,093     17,181    23,672       42,339      33,419
                                    --------------------   ----------------------   ------------------   ----------------------
   End of period                    $  47,797   $ 69,936   $  15,037     $ 24,837   $ 13,121  $ 17,181   $   38,415    $ 42,339
                                    ====================   ======================   ==================   ======================
UNITS ISSUED AND REDEEMED
   Beginning balance                    3,123      3,226       1,443        1,637      1,011     1,146        1,899       1,687
   Units issued                           200        326         177          320         47        55          526         371
   Units redeemed                        (584)      (429)       (350)        (514)      (139)     (190)        (466)       (159)
                                    --------------------   ----------------------   ------------------   ----------------------
   Ending balance                       2,739      3,123       1,270        1,443        919     1,011        1,959       1,899
                                    ====================   ======================   ==================   ======================

                                              USAA LIFE INCOME    *VVIF DIVERSIFIED     **VVIF EQUITY-INDEX
                                                    FUND           VALUE PORTFOLIO           PORTFOLIO
                                             ------------------  -------------------    --------------------
                                                2002      2001     2002       2001         2002        2001
                                             ------------------  -------------------    --------------------
FROM OPERATIONS:
   Net investment income (loss)              $  1,035   $   741  $    27    $     (8)   $      226   $  (208)
   Net realized gain (loss)                       (97)     (100)    (379)         (4)         (631)   (1,747)
   Change in net unrealized
      appreciation/depreciation                   649       303     (128)       (127)       (5,909)   (1,899)
                                             ------------------  -------------------    --------------------
     Increase (decrease) in
        net assets resulting from
        operations                              1,587       944     (480)       (139)       (6,314)   (3,854)
                                             ------------------  -------------------    --------------------
FROM CONTRACT TRANSACTIONS:
   Purchases and transfers in                   7,006    11,728    1,896       2,854         5,387     6,821
   Contract maintenance charges                   (16)      (11)      (1)          -           (18)      (17)
   Other redemptions                           (5,598)   (2,962)  (1,657)       (183)       (6,224)   (4,627)
   Adjustments to annuity reserves                  -         -        -           -             -         -
                                             ------------------  -------------------    --------------------
     Increase (decrease) in net assets
        from contract transactions              1,392     8,755      238       2,671          (855)    2,177
                                             ------------------  -------------------    --------------------
          Net increase (decrease)
             in net assets                      2,979     9,699     (242)      2,532        (7,169)   (1,677)

NET ASSETS:
   Beginning of period                         22,967    13,268    2,532           -        27,911    29,588
                                             ------------------  -------------------    --------------------
   End of period                             $ 25,946   $22,967  $ 2,290    $  2,532    $   20,742   $27,911
                                             ==================  ===================    ====================
UNITS ISSUED AND REDEEMED
   Beginning balanc                             1,438       884      271           -         2,699     2,498
   Units issued                                   541       826      239         292           744       738
   Units redeemed                                (463)     (272)    (222)        (21)         (849)     (537)
                                             ------------------  -------------------    --------------------
   Ending balance                               1,516     1,438      288         271         2,594     2,699
                                             ==================  ===================    ====================

                                                                **VVIF SMALL
                                         *VVIF MID-CAP INDEX   COMPANY GROWTH     **VVIF INTERNATIONAL
                                              PORTFOLIO           PORTFOLIO            PORTFOLIO
                                         -------------------   ---------------    --------------------
                                           2002        2001      2002    2001       2002        2001
                                         -------------------   ---------------    --------------------
FROM OPERATIONS:
   Net investment income (loss)          $    (6)    $    (6)  $     -  $  (33)   $     64     $   (26)
   Net realized gain (loss)                  (49)        (15)     (136)     99         (97)       (535)
   Change in net unrealized
      appreciation/depreciation           (1,031)         40    (1,722)    215        (759)       (235)
                                         -------------------   ---------------    --------------------
     Increase (decrease) in
        net assets resulting from
        operations                        (1,086)         19    (1,858)    281        (792)       (796)
                                         -------------------   ---------------    --------------------
FROM CONTRACT TRANSACTIONS:
   Purchases and transfers in              5,642       2,259     3,412   1,420       1,005       3,462
   Contract maintenance charges               (2)          -        (4)     (2)         (3)         (3)
   Other redemptions                      (1,535)       (193)   (1,194) (1,232)       (701)       (929)
   Adjustments to annuity reserves             -           -         -       -           -           -
                                         -------------------   ---------------    --------------------
     Increase (decrease) in net assets
        from contract transactions         4,105       2,066     2,214     186         301       2,530
                                         -------------------   ---------------    --------------------
          Net increase (decrease)
             in net assets                 3,019       2,085       356     467        (491)      1,734

NET ASSETS:
   Beginning of period                     2,085           -     4,883   4,416       4,102       2,368
                                         -------------------   ---------------    --------------------
   End of period                         $ 5,104     $ 2,085   $ 5,239  $4,883    $  3,611     $ 4,102
                                         ===================   ===============    ====================
UNITS ISSUED AND REDEEMED
   Beginning balance                         210           -       456     440         473         218
   Units issued                              608         234       376     147         142         361
   Units redeemed                           (210)        (24)     (182)   (131)       (108)       (106)
                                         -------------------   ---------------    --------------------
   Ending balance                            608         210       650     456         507         473
                                         ===================   ===============    ====================

                                        **USAA LIFE           *VVIF REIT INDEX       *VVIF HIGH YIELD     **VVIF MONEY MARKET
                                     INTERNATIONAL FUND           PORTFOLIO           BOND PORTFOLIO            PORTFOLIO
                                    --------------------   ----------------------   ------------------   ----------------------
                                       2002     ***2001       2002         2001        2002     2001        2002         2001
                                    --------------------   ----------------------   ------------------   ----------------------
FROM OPERATIONS:
   Net investment income (loss)     $       -   $     (7)  $      67     $     (3)  $     46  $     (2)  $      241    $  1,074
   Net realized gain (loss)                 -       (262)        (70)           2        (45)       (2)           -           -
   Change in net unrealized
      appreciation/depreciation             -         97        (174)          45         12         1            -           -
                                    --------------------   ----------------------   ------------------   ----------------------
     Increase (decrease) in
        net assets resulting from
        operations                          -       (172)       (177)          44         13        (3)         241       1,074
                                    --------------------   ----------------------   ------------------   ----------------------
FROM CONTRACT TRANSACTIONS:
   Purchases and transfers in               -        128       9,112        1,112      1,208       823       15,711      24,712
   Contract maintenance charges             -          -          (4)           -         (1)        -          (14)        (13)
   Other redemptions                        -     (2,899)     (3,233)         (35)      (535)     (113)     (25,126)    (19,174)
   Adjustments to annuity reserves          -          -           -            -          -         -            -           -
                                    --------------------   ----------------------   ------------------   ----------------------
     Increase (decrease) in net
        assets from contract
        transactions                        -     (2,771)      5,875        1,077        672       710       (9,429)      5,525
                                    --------------------   ----------------------   ------------------   ----------------------
          Net increase (decrease)
             in net assets                  -     (2,943)      5,698        1,121        685       707       (9,188)      6,599
NET ASSETS:
   Beginning of period                      -      2,943       1,121            -        707         -       32,640      26,041
                                    --------------------   ----------------------   ------------------   ----------------------
   End of period                    $       -   $      -   $   6,819     $  1,121   $  1,392  $    707   $   23,452    $ 32,640
                                    ====================   ======================   ==================   ======================
UNITS ISSUED AND REDEEMED
   Beginning balance                        -        248         102            -         72         -       24,394      20,126
   Units issued                             -         13         848          107        127        83       18,507      26,530
   Units redeemed                           -       (261)       (344)          (5)       (59)      (11)     (25,542)    (22,262)
                                    --------------------   ----------------------   ------------------   ----------------------
   Ending balance                           -          -         606          102        140        72       17,359      24,394
                                    ====================   ======================   ==================   ======================

                                                                                                        *FVIP DYNAMIC CAP
                                                  *FVIP CONTRAFUND(R)       *FVIP EQUITY-INCOME            APPRECIATION
                                               PORTFOLIO, INITIAL CLASS   PORTFOLIO, INITIAL CLASS   PORTFOLIO, INITIAL CLASS
                                              -------------------------   ------------------------   ------------------------
                                                  2002         2001          2002         2001          2002          2001
                                              -------------------------   ------------------------   ------------------------
FROM OPERATIONS:
   Net investment income (loss)               $      (5)   $         (2)  $     10     $        (3)  $      (2)    $       (1)
   Net realized gain (loss)                         (28)             (1)       (94)             (4)        (33)            (9)
   Change in net unrealized appreciation/
      depreciation                                 (137)              2       (175)            (11)         (8)            (9)
                                              -------------------------   ------------------------   ------------------------
     Increase (decrease) in net assets
        resulting from operations                  (170)             (1)      (259)            (18)        (43)           (19)
                                              -------------------------   ------------------------   ------------------------
FROM CONTRACT TRANSACTIONS:
   Purchases and transfers in                     1,942             706      1,330             938         610            249
   Contract maintenance charges                      (1)              -         (1)              -           -              -
   Other redemptions                               (373)            (15)      (799)            (21)       (271)           (27)
   Adjustments to annuity reserves                    -               -          -               -           -              -
                                              -------------------------   ------------------------   ------------------------
     Increase (decrease) in net assets
        from contract transactions                1,568             691        530             917         339            222
                                              -------------------------   ------------------------   ------------------------
          Net increase (decrease)
            in net assets                         1,398             690        271             899         296            203

NET ASSETS:
   Beginning of period                              690               -        899               -         203              -
                                              -------------------------   ------------------------   ------------------------
   End of period                              $   2,088            $690   $  1,170     $       899   $     499     $      203
                                              =========================   ========================   ========================
UNITS ISSUED AND REDEEMED
   Beginning balance                                 73               -         95               -          24              -
   Units issued                                     219              76        151              98          78             28
   Units redeemed                                   (48)             (3)       (95)             (3)        (38)            (4)
                                              -------------------------   ------------------------   ------------------------
   Ending balance                                   244              73        151              95          64             24
                                              =========================   ========================   ========================

                                            SVS I CAPITAL GROWTH
                                             PORTFOLIO, CLASS A        ALGER AMERICAN
                                                   SHARES             GROWTH PORTFOLIO
                                           ----------------------   --------------------
                                              2002         2001        2002       2001
                                           ----------------------   --------------------
FROM OPERATIONS:
   Net investment income (loss)            $    (135)   $    (172)  $   (384)   $   (414)
   Net realized gain (loss)                   (4,568)       5,866     (5,296)     10,115
   Change in net unrealized appreciation/
      depreciation                            (7,364)     (17,758)   (16,866)    (21,308)
                                           ----------------------   --------------------
     Increase (decrease) in net assets
        resulting from operations            (12,067)     (12,064)   (22,546)    (11,607)
                                           ----------------------   --------------------
FROM CONTRACT TRANSACTIONS:
   Purchases and transfers in                  1,212        2,739      1,840       3,696
   Contract maintenance charges                  (34)         (41)       (54)        (64)
   Other redemptions                          (7,127)      (8,633)   (10,347)    (12,437)
   Adjustments to annuity reserves                 -            -          -           -
                                           ----------------------   --------------------
     Increase (decrease) in net assets
        from contract transactions            (5,949)      (5,935)    (8,561)     (8,805)
                                           ----------------------   --------------------
          Net increase (decrease)
             in net assets                   (18,016)     (17,999)   (31,107)    (20,412)

NET ASSETS:
   Beginning of period                        43,093       61,092     71,820      92,232
                                           ----------------------   --------------------
   End of period                           $  25,077    $  43,093   $ 40,713    $ 71,820
                                           ======================   ====================

UNITS ISSUED AND REDEEMED
   Beginning balance                           1,835        2,082      2,726       3,064
   Units issued                                  117          185        178         246
   Units redeemed                               (433)        (432)      (580)       (584)
                                           ----------------------   --------------------
   Ending balance                              1,519        1,835      2,324       2,726
                                           ======================   ====================

See accompanying Notes to Financial Statements.
  * Variable fund accounts commenced operations May 1, 2001.
 ** See accompanying Notes to Financial Statements for information on
    May 1, 2001 fund substitution.
*** USAA Life International Fund reflects operations from 01/01/01 to 04/30/01.

                SEPARATE ACCOUNT OF USAA LIFE INSURANCE COMPANY
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 2002

1) ORGANIZATION

The Separate Account of USAA Life Insurance Company (the Separate Account) is registered under the Investment Company Act of 1940, as amended, as a segregated unit investment account of USAA Life Insurance Company (USAA Life), a wholly owned subsidiary of the United Services Automobile Association (USAA). Units of the Separate Account are sold only in connection with the Variable Annuity Contract. Under applicable insurance law, the assets and liabilities of the Separate Account are clearly identified and distinguished from USAA Life. The Separate Account cannot be charged with liabilities arising out of any other business of USAA Life.

The Separate Account is divided into 18 variable fund accounts which are invested in shares of a designated portfolio of the USAA Life Investment Trust, Vanguard(R) Variable Insurance Fund (VVIF), Fidelity(R) Variable Insurance Products (FVIP), Scudder Variable Series I (SVS I), or The Alger American Fund as follows:

Fund Account                                            Mutual Fund Investment
-----------------------------------------------------------------------------------------------------------
USAA Life Growth and Income                             USAA Life Growth and Income Fund
USAA Life Aggressive Growth                             USAA Life Aggressive Growth Fund
USAA Life World Growth                                  USAA Life World Growth Fund
USAA Life Diversified Assets                            USAA Life Diversified Assets Fund
USAA Life Income                                        USAA Life Income Fund

Vanguard Diversified Value Portfolio                    VVIF Diversified Value Portfolio
Vanguard Equity Index Portfolio                         VVIF Equity Index Portfolio
Vanguard Mid-Cap Index Portfolio                        VVIF Mid-Cap Index Portfolio
Vanguard Small Company Growth Portfolio                 VVIF Small Company Growth Portfolio
Vanguard International Portfolio                        VVIF International Portfolio
Vanguard REIT Index Portfolio                           VVIF REIT Index Portfolio
Vanguard High Yield Bond Portfolio                      VVIF High Yield Bond Portfolio
Vanguard Money Market Portfolio                         VVIF Money Market Portfolio

Fidelity VIP Contrafund(R) Portfolio                    FVIP Contrafund(R) Portfolio, Initial Class
Fidelity VIP Equity-Income Portfolio                    FVIP Equity-Income Portfolio, Initial Class
Fidelity VIP Dynamic Cap Appreciation Portfolio         FVIP Dynamic Cap Appreciation Portfolio, Initial
                                                        Class

Scudder Capital Growth Portfolio                        SVS I Capital Growth Portfolio, Class A shares

Alger American Growth Portfolio                         Alger American Growth Portfolio

On May 1, 2001, USAA Life substituted shares of the VVIF Equity Index Portfolio for shares of the Deutsche VIT Equity 500 Index Fund, shares of the VVIF Small Company Growth Portfolio for shares of the Deutsche VIT Small Cap Index Fund, shares of the VVIF International Portfolio for shares of the Deutsche VIT EAFE(R) Equity Index Fund and the USAA Life International Fund, and shares of the VVIF Money Market Fund Portfolio for shares of the USAA Life Money Market Fund. The operations of the predecessor funds prior to May 1, 2001 are included in the accompanying financial statements.

Each fund substitution was a non-taxable event for contract owners and did not affect total assets. The value of contract owner holdings did not change as a result of the substitution. For the Vanguard International Portfolio fund account, which replaced two fund accounts, the accumulation unit value (AUV) of the Deutsche EAFE(R) Equity Index fund account was used as the starting AUV. The AUVs remained the same immediately before and after the substitution for the other fund substitutions.

2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

SECURITY VALUATION

Investments in mutual fund securities are carried in the Statements of Assets and Liabilities at net asset value as reported by the fund. Gains or losses on securities transactions are determined on the basis of the first-in first-out
(FIFO) cost method. Security transactions are recorded on the trade date. Dividend income, if any, is recorded on ex-dividend date.

ANNUITY RESERVES

Annuity reserves for contracts in the payout phase are comprised of net contract purchase payments, less benefits. These reserves are adjusted daily for the net investment income and net realized gain (loss) and change in net unrealized appreciation/depreciation on investments. The mortality risk is fully borne by USAA Life. The mortality calculations are based on the 1983a Individual Annuitant Mortality Table at 3.0% interest. This may result in additional amounts being transferred into the Separate Account by USAA Life to cover greater longevity of annuitants than expected. Conversely, if reserves exceed amounts required, transfers may be made to USAA Life.

DISTRIBUTIONS

The net investment income (loss) and realized capital gains of the Separate Account are not distributed, but instead are retained and reinvested for the benefit of unit owners.

FEDERAL INCOME TAX

Operations of the Separate Account are included in the federal income tax return of USAA Life, which is taxed as a "Life Insurance Company" under the Internal Revenue Code. Under current federal income tax law, no income taxes are payable with respect to operation of the Separate Account.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect the reported amounts in the financial statements.

3) RELATED PARTY TRANSACTIONS

During the year ended December 31, 2002, advisory and administrative fees of approximately $722,000 were paid or payable to USAA Investment Management Company (USAA IMCO) by the funds of the USAA Life Investment Trust (the Trust). USAA IMCO is indirectly wholly owned by USAA. The Funds' advisory fees are computed at an annualized rate of .50% of the monthly average net assets of the USAA Life Aggressive Growth Fund, .35% of the monthly average net assets of the USAA Life World Growth Fund, and .20% of the monthly average net assets for each of the other Funds of the Trust for each calendar month. Prior to November 1, 2002, the advisory fee for the USAA Life World Growth Fund was .20% of the Fund's monthly average net assets. The funds are an investment option for both the Variable Universal Life Policy and the Flexible Premium Deferred Combination Fixed and Variable Annuity Contract. Administrative fees are based on USAA IMCO's estimated time incurred to provide such services.

4) EXPENSES

A mortality and expense risk charge is deducted by USAA Life from the Separate Account on a daily basis which is equal, on an annual basis, to 0.65% of the daily net assets of each variable fund account. The mortality risks assumed by USAA Life arise from its contractual obligation to make annuity payments after the annuity date for the life of the annuitant in accordance with annuity rates guaranteed in the contracts under distribution options that involve life contingencies. USAA Life will also assume a mortality risk by its contractual obligation to pay a death benefit upon the death of an annuitant or contract owner prior to the Distribution Phase. The expense risk assumed by USAA Life is that the costs of administering the contracts and the Separate Account may exceed the amount recovered from the contract maintenance and administration expense charges. The mortality and expense risk charge is guaranteed by USAA Life and cannot be increased.

The following expenses are charged to reimburse USAA Life for the expenses it incurs in the establishment and maintenance of the Contracts and each variable fund account. USAA Life assesses each variable fund account a daily administrative charge at an annualized rate of 0.10% of the daily net assets of each variable fund account. Beginning on the first anniversary of the effective date, and on each anniversary thereafter, a maintenance charge of $30 is deducted by USAA Life through a redemption of units from the accumulated value of each contract. This charge will apply only while the contract is in the accumulation phase.

Any premium tax levied by a state or government entity with respect to the Separate Account will be charged against the contract.

                SEPARATE ACCOUNT OF USAA LIFE INSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS - CONTINUED
                               DECEMBER 31, 2002

5) INVESTMENTS

The following table shows the number of shares owned, aggregate cost and net asset value per share of each fund at December 31, 2002:

                                                        NUMBER OF        AGGREGATE        NET ASSET
                                                         SHARES            COST           VALUE PER
                                                          (000)            (000)            SHARE
                                                      -------------    -------------    -------------
USAA Life Growth and Income Fund                          3,711          $ 69,142          $ 12.88
USAA Life Aggressive Growth Fund                          1,372            32,548            10.96
USAA Life World Growth Fund                               1,428            20,993             9.19
USAA Life Diversified Assets Fund                         3,614            48,046            10.63
USAA Life Income Fund                                     2,407            24,915            10.78
Vanguard Diversified Value Portfolio                        255             2,545             8.98
Vanguard Equity Index Portfolio                             957            28,565            21.68
Vanguard Mid-Cap Index Portfolio                            481             6,094            10.60
Vanguard Small Company Growth Portfolio                     437             6,657            11.99
Vanguard International Portfolio                            373             4,895             9.67
Vanguard REIT Index Portfolio                               531             6,948            12.84
Vanguard High Yield Bond                                    169             1,378             8.21
Vanguard Money Market Portfolio                          23,452            23,452             1.00
Fidelity VIP Contrafund Portfolio                           115             2,223            18.10
Fidelity VIP Equity-Income Portfolio                         64             1,356            18.16
Fidelity VIP Dynamic Capital App. Portfolio                  88               516             5.66
Scudder VLIF Capital Growth Portfolio-Class A Shares      2,171            49,771            11.55
Alger American Growth Portfolio                           1,653            86,628            24.63

                SEPARATE ACCOUNT OF USAA LIFE INSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS - CONTINUED
                               DECEMBER 31, 2002

6) FINANCIAL HIGHLIGHTS

A summary of unit values and units outstanding for variable annuity contracts and the expense ratios, excluding expenses of the underlying funds, for each period is as follows:

                                                    USAA LIFE GROWTH AND INCOME FUND ACCOUNT
                                      -------------------------------------------------------------------

                                                             Year Ended December 31,

                                           2002            2001         2000          1999        1998
                                      --------------   ------------  -----------  -----------  ----------
At end of period:
          Accumulation units (000)           2,738          3,122         3,225        3,598        3,697
          Annuity units (000)                    1              1             1            1            1
          Accumulation unit value       $17.449936     $22.397368    $23.978970   $23.296591   $20.468785
          Net assets (000)              $   47,797     $   69,936    $   77,350   $   83,851   $   75,710
Ratio of expenses to
   average net assets(d)                      0.75%          0.75%         0.75%        0.75%        0.75%
Total return(g)                             -22.15%         -6.65%         2.86%       13.73%        6.02%

                                                    USAA LIFE AGGRESSIVE GROWTH FUND ACCOUNT
                                      -------------------------------------------------------------------

                                                             Year Ended December 31,

                                           2002            2001         2000          1999        1998
                                      --------------   ------------  -----------  -----------  ----------
At end of period:
          Accumulation units (000)           1,270          1,443         1,637          789          317
          Annuity units (000)                    -              -             -            -            -
          Accumulation unit value       $11.836938     $17.214778    $22.654870   $26.991318   $13.993064
          Net assets (000)              $   15,037     $   24,837    $   37,093   $   21,297   $    4,442
Ratio of expenses to
   average net assets(d)                      0.75%          0.75%         0.75%        0.75%        0.75%
Total return(g)                             -31.31%        -24.07%       -16.11%       92.59%       19.16%

                                                       USAA LIFE WORLD GROWTH FUND ACCOUNT
                                      -------------------------------------------------------------------

                                                             Year Ended December 31,

                                           2002            2001         2000          1999        1998
                                      --------------   ------------  -----------  -----------  ----------
At end of period:
          Accumulation units (000)             917          1,009         1,144        1,003        1,066
          Annuity units (000)                    2              2             2            2            3
          Accumulation unit value       $14.273481     $16.988356    $20.654406   $23.209674   $17.860722
          Net assets (000)              $   13,121     $   17,181    $   23,672   $   23,335   $   19,096
Ratio of expenses to
   average net assets(d)                      0.75%          0.75%         0.75%        0.75%        0.75%
Total return(g)                             -16.06%        -17.81%       -11.07%       29.84%       10.50%

                                                   USAA LIFE DIVERSIFIED ASSETS FUND ACCOUNT
                                      -------------------------------------------------------------------

                                                             Year Ended December 31,

                                           2002            2001         2000          1999        1998
                                      --------------   ------------  -----------  -----------  ----------
At end of period:
          Accumulation units (000)           1,956          1,896         1,684        2,072        1,841
          Annuity units (000)                    3              3             3            3            3
          Accumulation unit value       $19.611603     $22.295041    $19.815589   $19.192009   $17.974654
          Net assets (000)              $   38,415     $   42,339    $   33,419   $   39,823   $   33,141
Ratio of expenses to
   average net assets(d)                      0.75%          0.75%         0.75%        0.75%        0.75%
Total return(g)                             -12.10%         12.44%         3.17%        6.67%        8.69%

                                                         USAA LIFE INCOME FUND ACCOUNT
                                      -------------------------------------------------------------------

                                                             Year Ended December 31,

                                           2002            2001         2000          1999        1998
                                      --------------   ------------  -----------  -----------  ----------
At end of period:
          Accumulation units (000)           1,511          1,433           879        1,208        1,280
          Annuity units (000)                    5              5             5            6            6
          Accumulation unit value       $17.110216     $15.969161    $15.007467   $13.262741   $14.089499
          Net assets (000)              $   25,946     $   22,967    $   13,268   $   16,099   $   18,119
Ratio of expenses to
   average net assets(d)                      0.75%          0.75%         0.75%        0.75%        0.75%
Total return(g)                               7.05%          6.32%        13.04%       -5.99%        8.19%

                                                VANGUARD DIVERSIFIED VALUE PORTFOLIO FUND ACCOUNT
                                      -------------------------------------------------------------------

                                                             Year Ended December 31,

                                           2002           2001(b)
                                      --------------   ------------
At end of period:
          Accumulation units (000)             288            271
          Annuity units (000)                    -              -
          Accumulation unit value       $ 7.947514     $ 9.336800
          Net assets (000)              $    2,290     $    2,532
Ratio of expenses to
   average net assets(d)                      0.75%          0.75%(e)
Total return(g)                             -15.02%         -6.70%(f)

                                                  VANGUARD EQUITY INDEX PORTFOLIO FUND ACCOUNT
                                      -------------------------------------------------------------------

                                                             Year Ended December 31,

                                           2002           2001(c)       2000         1999        1998(a)
                                      --------------   ------------  -----------  -----------  ----------
At end of period:
          Accumulation units (000)           2,594          2,699         2,498        2,317        1,136
          Annuity units (000)                    -              -             -            -            -
          Accumulation unit value        $7.995176     $10.341906    $11.844646   $13.147788   $11.003536
          Net assets (000)               $  20,742     $   27,911    $   29,588   $   30,460   $   12,500
Ratio of expenses to
   average net assets(d)                      0.75%          0.75%         0.75%        0.75%        0.75%(e)
Total return(g)                             -22.82%        -12.80%       -10.01%       19.32%          NA

                                               VANGUARD MID-CAP INDEX PORTFOLIO FUND ACCOUNT
                                      ---------------------------------------------------------------

                                                         Year Ended December 31,

                                           2002           2001(b)
                                      --------------   ------------
At end of period:
          Accumulation units (000)              608           210
          Annuity units (000)                     -             -
          Accumulation unit value        $ 8.397224    $ 9.912441
          Net assets (000)               $    5,104    $    2,085
Ratio of expenses to
   average net assets(d)                       0.75%         0.75%(e)
Total return(g)                              -15.42%        -0.95%(f)

                                             VANGUARD SMALL COMPANY GROWTH PORTFOLIO FUND ACCOUNT
                                      -------------------------------------------------------------------

                                                            Year Ended December 31,

                                           2002           2001(c)       2000         1999        1998(a)
                                      --------------   ------------  -----------  -----------  ----------
At end of period:
          Accumulation units (000)              650           456           440          441          257
          Annuity units (000)                     -             -             -            -            -
          Accumulation unit value        $ 8.065415    $10.696387    $10.043462   $10.526480   $ 8.825971
          Net assets (000)               $    5,239    $    4,883    $    4,416   $    4,642   $    2,267
Ratio of expenses to
   average net assets(d)                       0.75%         0.75%         0.75%        0.75%        0.75%(e)
Total return(g)                              -24.72%         6.36%        -4.72%       19.06%          NA

                                                  VANGUARD INTERNATIONAL PORTFOLIO FUND ACCOUNT
                                      -------------------------------------------------------------------

                                                             Year Ended December 31,

                                           2002           2001(c)       2000         1999        1998(a)
                                      --------------   ------------  -----------  -----------  ----------
At end of period:
          Accumulation units (000)              507           473           218          106           55
          Annuity units (000)                     -             -             -            -            -
          Accumulation unit value         $7.120925     $8.670638    $10.881890   $13.154856   $10.386978
          Net assets (000)                $   3,611     $   4,102    $    2,368   $    1,400   $      566
Ratio of expenses to
   average net assets(d)                       0.75%         0.75%         0.75%        0.75%        0.75% (e)
Total return(g)                              -18.02%       -20.44%       -17.38%       26.46%          NA

                                                   VANGUARD REIT INDEX PORTFOLIO FUND ACCOUNT
                                      -------------------------------------------------------------------

                                                             Year Ended December 31,

                                           2002           2001(b)
                                      --------------   ------------
At end of period:
          Accumulation units (000)               606           102
          Annuity units (000)                      -             -
          Accumulation unit value         $11.252063    $10.950003
          Net assets (000)                $    6,819    $    1,121
Ratio of expenses to
   average net assets(d)                        0.75%         0.75%(e)
Total return(g)                                 2.63%         9.43%(f)

                                                VANGUARD HIGH YIELD BOND PORTFOLIO FUND ACCOUNT
                                      -------------------------------------------------------------------

                                                             Year Ended December 31,

                                          2002         2001(b)
                                      -----------  ------------
At end of period:

          Accumulation units (000)           140           72
          Annuity units (000)                  -            -
          Accumulation unit value     $ 9.946870   $ 9.869512
          Net assets (000)            $    1,392   $      707
Ratio of expenses to
   average net assets(d)                    0.75%        0.75%(e)
Total return(g)                             0.64%       -1.37%(f)

                                                          VANGUARD MONEY MARKET PORTFOLIO FUND ACCOUNT
                                         ---------------------------------------------------------------------------------

                                                                    Year Ended December 31,

                                             2002             2001(c)            2000             1999            1998
                                         ------------      -------------      -----------     -----------     ------------
At end of period:
          Accumulation units (000)            17,359           24,394              20,126          25,382          18,760
          Annuity units (000)                      -                -                   -               -               -
          Accumulation unit value          $1.350997        $1.338044           $1.293846       $1.227534       $1.178565
          Net assets (000)                 $  23,452        $  32,640           $  26,041       $  31,157       $  22,110
Ratio of expenses to
   average net assets(d)                        0.75%            0.75%               0.75%           0.75%           0.75%
Total return(g)                                 0.86%            3.31%               5.28%           4.01%           4.32%

                                                           FIDELITY CONTRAFUND(R) PORTFOLIO FUND ACCOUNT
                                         ---------------------------------------------------------------------------------

                                                                     Year Ended December 31,

                                             2002             2001(b)
                                         ------------      -------------
At end of period:
          Accumulation units (000)               244               73
          Annuity units (000)                      -                -
          Accumulation unit value          $8.561012        $9.515065
          Net assets (000)                 $   2,088        $     690
Ratio of expenses to
   average net assets(d)                        0.75%            0.75%(e)
Total return(g)                               -10.17%           -4.92%(f)

                                                          FIDELITY EQUITY-INCOME PORTFOLIO FUND ACCOUNT
                                         ---------------------------------------------------------------------------------

                                                                    Year Ended December 31,

                                             2002             2001(b)
                                         ------------      -------------
At end of period:
          Accumulation units (000)               151               95
          Annuity units (000)                      -                -
          Accumulation unit value          $7.771493        $9.427762
          Net assets (000)                 $   1,170        $     899
Ratio of expenses to
   average net assets(d)                        0.75%            0.75%(e)
Total return(g)                               -17.71%           -5.79%(f)

                                                            FIDELITY DYNAMIC CAP APPRECIATION PORTFOLIO
                                         ---------------------------------------------------------------------------------

                                                                    Year Ended December 31,

                                             2002             2001(b)
                                         ------------      -------------
At end of period:
          Accumulation units (000)                64               24
          Annuity units (000)                      -                -
          Accumulation unit value          $7.809482        $8.464990
          Net assets (000)                 $     499        $     203
Ratio of expenses to
   average net assets(d)                        0.75%            0.75%(e)
Total return(g)                                -7.90%          -15.42%(f)

                                                         SCUDDER CAPITAL GROWTH PORTFOLIO FUND ACCOUNT
                                         -----------------------------------------------------------------------------

                                                                    Year Ended December 31,

                                             2002           2001           2000             1999             1998
                                         ------------   ------------   -------------   -------------   ---------------
At end of period:
          Accumulation units (000)             1,519            1,835          2,082           1,837            1,543
          Annuity units (000)                      -                -              -               -                -
          Accumulation unit value         $16.508497       $23.487941     $29.346175      $32.816021       $24.448446
          Net assets (000)                $   25,077       $   43,093     $   61,092      $   60,299       $   37,720
Ratio of expenses to
   average net assets(d)                        0.75%            0.75%          0.75%           0.75%            0.75%
Total return(g)                               -29.77%          -20.00%        -10.62%          34.14%           22.20%

                                                         ALGER AMERICAN GROWTH PORTFOLIO FUND ACCOUNT
                                         -----------------------------------------------------------------------------

                                                                    Year Ended December 31,

                                             2002           2001           2000             1999             1998
                                         ------------   ------------   -------------   -------------   ---------------
At end of period:
          Accumulation units (000)             2,319            2,721          3,059           2,885            2,053
          Annuity units (000)                      5                5              5               5                5
          Accumulation unit value         $17.520609       $26.344044     $30.100055      $35.583778       $26.806157
          Net assets (000)                $   40,713       $   71,820     $   92,232      $  102,850       $   55,172
Ratio of expenses to
   average net assets(d)                        0.75%            0.75%          0.75%           0.75%            0.75%
Total return(g)                               -33.54%          -12.52%        -15.45%          32.67%           46.83%

(a) Variable fund accounts commenced operations May 1, 1998 with an initial accumulation unit value of $10.00 per unit.
(b) Variable fund accounts commenced operations May 1, 2001 with an initial accumulation unit value of $10.00 per unit.
(c) See accompanying Notes to Financial Statements for information on May 1, 2001 fund substitution.
(d) The information for 2002 is based on actual expenses to the contractowner for the period, excluding the expenses of the underlying fund, and charges made directly to contract holder accounts through the redemption of units. Prior years have been restated to exclude the expenses of the underlying fund, and charges made directly to the contract holder accounts through the redemption of units.
(e) Annualized. The ratio is not necessarily indicative of 12 months of operations.
(f) Not annualized for periods less than one year.
(g) The AUV total return figures are computed in accordance with a formula prescribed by the Securities and Exchange Commission, which includes deduction of contract charges.

                                  APPENDIX A

                           HYPOTHETICAL ILLUSTRATIONS

PART C: OTHER INFORMATION

EXHIBITS
--------

          A. Resolution of Board of Directors of USAA Life Insurance Company establishing Life Insurance Separate Account of USAA Life Insurance Company. (The resolution is filed in lieu of a trust or indenture creating a unit investment trust.)(1)

          B.      None.

          C. Form of Underwriting Agreement by and between USAA Life Insurance Company and USAA Investment Management Company (filed herewith).

          D. Revised Form of Variable Universal Life Insurance Policy (Policy Form No. VUL 31891TX), including riders.(2)

          E.
                  1. Revised Form of Application for the Variable Universal Life Insurance Policy filed as Exhibit D.(2)
                  2. Form of Application for Variable Universal Life Insurance Policy Change.(2)
                  3.       Section 1035 Exchange Form.(2)

          F.
                  1. Articles of Incorporation of USAA Life Insurance Company, as amended.(3)
                  2. Bylaws of USAA Life Insurance Company, as amended, February 20, 2000.(4)

          G.
                  1. Novation Agreement among USAA Life Insurance Company, Munich American Reassurance Company, and Continental Assurance Company (acquired by Munich) Effective
                           June 30, 2001 (to be filed by amendment).
                  2. Self-Administered Automatic Yearly Renewable Term Reinsurance Agreement Between USAA Life Insurance Company and Continental Assurance Company, Effective June 1, 1998 (filed herewith).
                  3. Risk Premium Reinsurance Agreement between USAA Life Insurance Company and Reinsurance Group of America, Inc. Effective June 1, 1998 (to be filed by amendment).
                  4. Yearly Renewable Term Reinsurance Agreement between USAA Life Insurance Company and The Lincoln National Life Insurance Company, Effective June 1, 1998 (filed herewith).
                  5. Automatic Reinusrance Agreement Effective June 1, 1998 between USAA Life Insurance Company and Munich American Reassurance Company (to be filed by amendment).
                  6. Automatic Reinusrance Agreement Effective June 1, 1998 between USAA Life Insurance Company and American Phoenix Life and Reassurance Company (to be filed by amendment).

          H.

                  1. Amended Participation Agreement by and between Scudder Variable Life Investment Fund and USAA Life Insurance Company, dated February 3, 1995, as amended May 21, 1998.(5)
                  2. Amended Participating Contract and Policy Agreement by and between Scudder Investor Services, Inc. and USAA Investment Management Company, dated February 3, 1995, as amended February 29, 1998.(5)
                  3. Amended Reimbursement Agreement by and between Scudder Kemper Investments, Inc. and USAA life Insurance Company, dated February 3, 1995, as amended May 21, 1998.(5)
                  4. Amended Letter Agreement by and between Scudder Kemper Investments, Inc., Scudder Investor Services, Inc., Scudder Variable Life Investment Fund, USAA Life Insurance

                                VUL Part C -- 1

                           Company and USAA Investment Management Company, dated February 3, 1995, as amended March 16, 1998.(5)
                  5. Amended Participation Agreement by and between The Alger American Fund, Fred Alger Management, Inc., Fred Alger & Company, Incorporated, and USAA Life Insurance Company, dated December 16, 1994, as amended March 16, 1998.(4)
                  6. Amended Expense Allocation Agreement by and between Fred Alger Management, Inc., Fred Alger & Company, Inc., and USAA Life Insurance Company, dated December 16, 1994 as amended March 16, 1998.(2)
                  7. Participation Agreement by and between Vanguard Variable Insurance Funds, The Vanguard Group, Inc., Vanguard Marketing Corporation, and USAA Life Insurance Company, dated March 12, 2001.(9)
                  8. Participation Agreement by and between Variable Insurance Products Funds, Fidelity Distributors Corporation, and USAA Life Insurance Company, dated February 20, 2001.(9)

          I.
                  1. Form of Administrative Services Agreement, by and between USAA Life Insurance Company and USAA Life Investment Trust (filed herewith).
                  2. Form of Administrative Services Agreement, by and between USAA Life Insurance Company and USAA Investment Management Company (filed herewith).
                  3. Investment Advisory Agreement by and between USAA Life Investment Trust and USAA Investment Management Company, dated November 1, 2002.(7)
                  4. Subadvisory Agreement by and between USAA Life Investment Trust and MFS Investment Management with respect to the USAA Life World Growth Fund dated November 1, 2002.(7)
                  5. Subadvisory Agreement by and between USAA Life Investment Trust and Wellington Management Company LLP with respect to the USAA Life Diversified Assets Fund dated November 1, 2002.(7)
                  6. Subadvisory Agreement by and between USAA Life Investment Trust and Marsico Capital Management LLC with respect to the USAA Life Aggressive Growth Fund dated November 1, 2002.(7)
                  7. Transfer Agent Agreement by and between USAA Life Investment Trust and USAA Life Insurance Company, dated December 15, 1994.(8)
                  8. Letter Agreement by and between USAA Life Investment Trust and USAA Life Insurance Company, appointing USAA Life as the Transfer Agent and Dividend Disbursing Agent for Funds added to Trust, dated February 7, 1997.(8)
                  9. Amendment to Transfer Agent Agreement by and between USAA Life Investment Trust and USAA Life Insurance Company, to encompass variable universal life insurance, dated February 18, 1998.(8)
                  10. Amended and Restated Distribution and Administration Agreement by and between USAA Life Insurance Company and USAA Investment Management Company, dated December 16, 1994, and amended and restated, to encompass variable universal life insurance, March 30, 1998.(2)

          J.      None.

          K.
                  1. Opinion and Consent of Cynthia A. Toles, Esq., Vice President and Assistant Secretary, USAA Life Insurance Company, as to the legality of the Policy interests being registered.(6)
                  2. Consent of Kirkpatrick & Lockhart LLP. (Filed herewith)

          L.      Opinion and Consent of Actuary - To be filed by amendment.

          M.      Calculations-To be filed by amendment.

          N.      Other Opinions.

                  1. Consent of KPMG LLP, Independent Auditors. (Filed herewith.)

                                  VUL Part C -- 2

                  2.       Power of Attorney for Robert G. Davis.(1)
                  3.       Powers of Attorney for James M. Middleton, Bradford
                           W. Rich, and Josue Robles, Jr.(3)
                  4.       Powers of Attorney for Russell A. Evenson and Larkin
                           W. Fields.(4)
                  5.       Power of Attorney for Edward R. Dinstel.(9)

          O.      None.

          P.      Not applicable.

          Q.      Not applicable.

          R. Persons Controlled by or Under Common Control with the Depositor or Registrant (filed herewith).

__________________

(1)Previously filed on January 30, 1998, with the initial filing of this Registration Statement. (File No. 333-45343)

(2)Previously filed on May 15, 1998, with the Pre-Effective Amendment to Registrant's Form S-6 Registration Statement. (File No. 333-45343)

(3)Previously filed on April 27, 2000, with the Post-Effective Amendment No. 3 to Registrant's Form S-6 Registration Statement. (File No. 333-45343)

(4)Previously filed on March 1, 2002, with the Post-Effective Amendment No. 5 to Registrant's Form S-6 Registration Statement. (File No. 333-45343)

(5)Previously filed on February 26, 1999, with the Post-Effective Amendment No. 1 to Registrant's Form S-6 Registration Statement. (File No. 333-45343)

(6)Previously filed on April 27, 2001, with the Post-Effective Amendment No. 4 to Registrant's Form S-6 Registration Statement. (File No. 333-45343)

(7)Incorporated herein by reference to Post-Effective Amendment No. 11, filed on February 28, 2003, to the Form N-1A Registration Statement (File No. 33-82270) of USAA Life Investment Trust.

(8)Incorporated herein by reference to Post-Effective Amendment No. 6, filed on March 2, 1998, to the Form N-1A Registration Statement (File No. 33-82270) of USAA Life Investment Trust.

(9)Previously filed on April 30, 2002, with the Post-Effective Amendment No. 6 to Registrant's Form S-6 Registration Statement. (File No. 333-45343)

                                 VUL Part C --3

DIRECTORS AND OFFICERS OF THE DEPOSITOR
---------------------------------------

DIRECTORS. Set forth below are the Directors of USAA Life, the depositor of the Separate Account, who are engaged directly or indirectly in activities relating to the Registrant or the variable universal life policies offered by the Registrant, including each senior executive officer of USAA Life. The principal business address for all of the following Directors and officers of USAA Life is 9800 Fredericksburg Road, San Antonio, Texas 78288.

NAME                                PRINCIPAL OCCUPATION
----                                --------------------
Robert G. Davis                     Director and Chairman
James M. Middleton                  Director and Vice Chairman
Edward R. Dinstel                   Director

Russell A. Evenson                  Director
Larkin W. Fields                    Director
Bradford W. Rich                    Director
Josue Robles, Jr.                   Director

OFFICERS (OTHER THAN DIRECTORS).
--------------------------------
Set forth below are the officers of USAA Life, the depositor of the Separate Account, who are engaged directly or indirectly in activities relating to the Registrant or the variable universal life policies offered by the Registrant, including each senior executive officer of USAA Life. The principal business address of each person listed is same as the address of USAA Life, as shown on the cover page of this Prospectus.

NAME                                POSITIONS & OFFICES WITH USAA LIFE:
----                                -----------------------------------
James M. Middleton                  President and Chief Executive Officer
Edward R. Dinstel                   Senior Vice President
John W. Douglas                     Senior Vice President
Russell A. Evenson                  Senior Vice President
David M. Holmes                     Senior Vice President and Treasurer
Mark S. Rapp                        Senior Vice President
Bradford W. Rich                    Senior Vice President and Secretary
Sharon L. Kaminsky                  Vice President and Assistant Treasurer
Kristi A. Matus                     Vice President
Pattie S. McWilliams                Vice President
Allen R. Pierce, Jr.                Vice President
Diana L. Scheel                     Vice President
Cynthia A. Toles                    Vice President and Assistant Secretary
Brenda E. Davis Assistant           Vice President
Michael P. Egan                     Assistant Vice President
James M. Garvin                     Assistant Vice President
Brian P. McGlinchey                 Assistant Vice President
William J. Nabholz                  Assistant Vice President and Assistant Secretary
Layne C. Roetzel                    Assistant Vice President
Jane B. Wickstrom                   Assistant Vice President
Lynda C. Cabell                     Assistant Treasurer

PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT
------------------------------------------------------------------------------
Registrant is a separate account of USAA Life that invests exclusively in mutual funds. Registrant may be deemed to be a control person of one or more of these mutual funds to the extent that it beneficially owns more than 25% of the voting securities thereof. It also may be deemed to be under common control with companies affiliated with its depositor, USAA Life. For further information, please refer to the organizational list that is filed as Exhibit R hereto and incorporated by reference in response to this item.

                                VUL Part C -- 4

INDEMNIFICATION
---------------

UNDERTAKING PURSUANT TO RULE 484(b)(1) UNDER THE SECURITIES ACT OF 1933

Rule 484(b)(1) under the Securities Act of 1933 requires a description of "[a]ny provision or arrangement . . . whereby the registrant may indemnify a director, officer or controlling person of the registrant against liabilities arising under the [Securities] Act." Registrant, the Life Insurance Separate Account of USAA Life Insurance Company, does not, as a technical matter, have any directors or officers. Nevertheless, Registrant, pursuant to Section 13 of the Amended and Restated Distribution and Administration Agreement, may indemnify, albeit indirectly, directors and/or officers of its depositor, USAA Life Insurance Company ("USAA Life"), as follows. Section 13 of such Agreement provides that Registrant shall indemnify the employees of USAA Investment Management Company ("IMCO"), Registrant's principal underwriter. To whatever extent any director or officer of USAA Life may be deemed to be an "employee" of IMCO, Registrant may be deemed to be permitted to indemnify such person pursuant to such Agreement, which is filed as Exhibit 1.(3)(a) to this Registration Statement and is herein incorporated by reference.

Additionally, there are certain other provisions or arrangements whereby USAA Life, and/or certain of its affiliated persons, may be indemnified by parties or entities other than Registrant. Such provisions or arrangements are incorporated herein by reference, as follows: to Article IX of the By-Laws of USAA Life, filed as Exhibit 1.6(b) to this Registration Statement; to Section 9 of the Amended and Restated Underwriting and Administrative Services Agreement, filed as Exhibit 1.(8)(a) to this Registration Statement; to Section 12 of the Transfer Agent Agreement, as amended, filed as Exhibit 1.(8)(c) to this Registration Statement; to Section 5(b) of the Amended Participation Agreement, filed as Exhibit 1.8(d)(i) of this Registration Statement; to Section 6(b) of the Amended Reimbursement Agreement, filed as Exhibit 1.8(d)(iii) to this Registration Statement; to Section 12.2 of the Amended Participation Agreement, filed as Exhibit 1.8(e)(i) to this Registration Statement; to the Amended Expense Allocation Agreement, filed as Exhibit 1.8(e)(ii) to this Registration Statement; to Section 7 of the Participation Agreement, filed as Exhibit 1.8(f) to this Registration Statement; and to Section 8 of the Participation Agreement filed as Exhibit 1.8(g) to this Registration Statement.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Registrant pursuant to the foregoing provisions, or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a director, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

PRINCIPAL UNDERWRITERS
----------------------

     (a) Other Activity. USAA Investment Management Company ("USAA IMCO") is the principal underwriter for the Contracts. USAA IMCO also serves as the investment adviser and principal underwriter to USAA Life Investment Trust, USAA Investment Trust, USAA State Tax-Free Trust, USAA Mutual Fund, Inc., and USAA Tax Exempt Fund, Inc.

     (b) Management. Set forth below are the Directors and Officers of USAA IMCO who are engaged directly or indirectly in activities relating to the Registrant or the Contracts offered by the Registrant, including each senior executive officer of USAA IMCO. The principal business address for all of the following Directors and Officers of USAA IMCO is 9800 Fredericksburg Road, San Antonio, Texas 78288.

     Directors with Positions and Offices with USAA IMCO:

Robert G. Davis                  Director and Chairman
Christopher W. Claus             Director and Vice Chairman

                                VUL Part C -- 5

     Officers with Positions with USAA IMCO:

Christopher W. Claus             CEO and President
Clifford A. Gladson              Senior Vice President, Fixed Income Investments
David M. Holmes                  Senior Vice President, Senior Financial Officer and Treasurer
Mark S. Howard                   Senior Vice President, Secretary and Counsel
Terri L. Luensmann               Senior Vice President, Investment Operations
Mark S. Rapp                     Senior Vice President, Marketing
Stuart H. Wester                 Vice president, Equity Investments

     (c) Compensation from Registrant. The following commissions and other compensation were received by each principal underwriter, directly or indirectly, from the Registrant during the Registrant's last fiscal year: None

LOCATION OF ACCOUNTS AND RECORDS
--------------------------------
The accounts and records of Registrant are located at the offices of its depositor, USAA Life, located at 9800 Fredericksburg Road, San Antonio, Texas, 78288; the offices of the principal underwriter of the Contracts, USAA IMCO, are located at 9800 Fredericksburg Road, San Antonio, Texas, 78288.

FEE REPRESENTATIONS

REPRESENTATION REGARDING THE REASONABLENESS OF AGGREGATE FEES AND CHARGES DEDUCTED UNDER THE POLICIES PURSUANT TO SECTION 26(e)(2)(A) OF THE INVESTMENT COMPANY ACT OF 1940

USAA Life Insurance Company ("USAA Life") represents that the fees and charges deducted under the Policies, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company under the Policies. USAA Life bases its representation on its assessment of all of the facts and circumstances, including such relevant factors as: the nature and extent of such services, expenses and risks; the need for USAA Life to earn a profit; the degree to which the Policies include innovative features; and the regulatory standards for exemptive relief under the Investment Company Act of 1940 used prior to October 1996, including the range of industry practice. This representation applies to all Policies sold pursuant to this Registration Statement, including those sold on the terms specifically described in the prospectus contained herein, or any variations therein, based on supplements, endorsements, or riders to any Policies or prospectus, or otherwise.

                                VUL Part C -- 6

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment company Act of 1940, as amended, the Registrant, Life Insurance Separate Account of USAA Life Insurance Company, has duly caused this amended Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of San Antonio, and State of Texas, on this 28th day of February, 2003.

                             Signature:    Life Insurance Separate Account of
                                           USAA Life Insurance Company
                                           (Registrant)

                             By:           USAA Life Insurance Company
                                           (Depositor)
                                           (On behalf of Registrant and itself)

                             By:           /s/ James M. Middleton
                                           -------------------------
                                           James M. Middleton
                                           President and Chief Executive Officer

Attest: /s/ Cynthia A. Toles
        --------------------
        Cynthia A. Toles
        Vice President and Assistant Secretary

Pursuant to the requirements of the Securities Act of 1933, this amended Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

(NAME)                       (TITLE)                         (DATE)
Robert G. Davis              Chairman

/s/ James M. Middleton
James M. Middleton           Vice Chairman, President and    February 28, 2003
                             Chief Executive Officer
/s/ Edward R. Dinstel
Edward R. Dinstel            Director                        February 28, 2003

/s/ Russell a. Evenson
Russell A. Evenson           Director                        February 28, 2003

Larkin W. Fields             Director

/s/ David M. Holmes
David M. Holmes              Treasurer                       February 28, 2003

/s/ Bradford W. Rich
Bradford W. Rich             Director                        February 28, 2003

/s/ Josue Robles, Jr.
Josue Robles, Jr.            Director                        February 28, 2003

                                VUL Part C -- 7

                                 EXHIBIT INDEX

EXHIBITS                                                                              PAGE NO.
--------                                                                              --------
   1.      Form of Underwriting Agreement by and between USAA Life Insurance
           Company and USAA Investment Management Company

   2.      Self-Administered Automatic Yearly Renewable Term Reinsurance Agreement
           Between USAA Life Insurance Company and Continental Assurance Company,
           Effective June 1, 1998.

   3.      Yearly Renewable Term Reinsurance Agreement between USAA Life Insurance
           Company and The Lincoln National Life Insurance Company, Effective June
           1, 1998

   4.      Form of Administrative Services Agreement, by and between USAA Life
           Insurance Company and USAA Life Investment Trust (filed herewith).

   5.      Form of Administrative Services Agreement, by and between USAA Life
           Insurance Company and USAA Investment Management Company (filed herewith).

   6.      Consent of KPMG LLP, Independent Auditors.

   7.      Consent of Kirkpatrick & Lockhart, LLP

   8.      Persons Controlled by or Under Common Control with the Depositor or
           Registrant

                                VUL Part C -- 8